# Dreyfus Premier State Municipal Bond Fund, Connecticut Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Connecticut Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

**How did Dreyfus Premier State Municipal Bond Fund, Connecticut Series perform relative to its benchmark?**

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.17% for Class A shares, 5.63% for Class B shares and 5.37% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Connecticut Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 5.81%.[3]

Despite rising interest rates and inflationary pressures, longer-term municipal bonds fared relatively well over the reporting period. The fund's returns were roughly in line with its Lipper category average, primarily due to our emphasis on high-quality securities, which helped us manage risk, and the fund's modestly short average duration, which helped cushion the eroding effects of rising interest rates. However, the fund's returns were lower than its benchmark, primarily because the Index contains bonds from many states, not just Connecticut, and does not reflect fund fees and expenses.

**What is the fund's investment approach?**

The fund seeks to maximize current income exempt from federal income tax and Connecticut state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Connecticut state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

The reporting period began and ended with heightened volatility. In the spring of 2004, strengthening labor markets and rising commodity prices rekindled investors' inflation concerns. In response, in late June 2004 the Federal Reserve Board (the "Fed") implemented its first increase in the overnight federal funds rate in approximately four years. Six additional rate hikes followed, and by the end of April 2005 the federal funds rate had climbed from 1% to 2.75%.

However, unlike previous moves toward higher interest rates, longer-term bond yields declined over the second half of 2004 as investors apparently believed that the moderate pace of economic recovery was not strong enough to ignite an acceleration of inflation. That attitude seemed to change in 2005, when the Fed noted a return of pricing power for many businesses.

The fund's performance also was positively influenced by higher tax revenues for Connecticut in the recovering economy, which relieved some of the fiscal pressure the state had experienced during the downturn. As a result, the state should end the current fiscal year with a budget surplus, much of which Governor Rell has proposed to use in addressing the state's longer-term structural budget deficit.

In this environment, we attempted to adopt a more defensive investment posture by reducing the fund's effective average duration toward a range we considered slightly shorter than industry averages. We also attempted to upgrade the credit quality of the fund's holdings whenever possible, which made sense in an environment characterized by unusually narrow yield differences among bonds with different credit ratings. When purchasing new securities, we tended to favor income-oriented, premium-priced, callable bonds that historically have tended to hold up well during market declines.

### What is the fund's current strategy?

Just days after the reporting period ended, the Fed raised short-term interest rates for the eighth consecutive time, and additional increases are expected. Accordingly, we have maintained the fund's relatively defensive investment posture, including a focus on premium bonds and an emphasis on credit quality. In our view, these are prudent strategies as Connecticut's economic recovery progresses.

May 16, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Connecticut Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*

*The fund invests primarily in Connecticut municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Connecticut municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 1.40% | 5.30% | 5.28% | |
| *without sales charge* | | 6.17% | 6.28% | 5.77% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge* † | | 1.63% | 5.41% | 5.43% | |
| *without redemption* | | 5.63% | 5.73% | 5.43% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge* †† | 8/15/95 | 4.37% | 5.48% | – | 4.88% |
| *without redemption* | 8/15/95 | 5.37% | 5.48% | – | 4.88% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

†　*The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

††　*The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Connecticut Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.50 | $ 7.14 | $ 8.28 |
| Ending value (after expenses) | $1,016.10 | $1,013.40 | $1,012.20 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.51 | $ 7.15 | $ 8.30 |
| Ending value (after expenses) | $1,020.33 | $1,017.70 | $1,016.56 |

† *Expenses are equal to the fund's annualized expense ratio of .90% for Class A, 1.43% for Class B and 1.66% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Long-Term Municipal Investments—98.8% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Connecticut—68.6%** | | |
| Bristol Resource Recovery Facility Operating Committee, Solid Waste Revenue, (Covanta Bristol Inc. Project) | | |
| 5%, 7/1/2014 (Insured; AMBAC) | 2,410,000 | 2,629,985 |
| Connecticut: | | |
| 5.25%, 3/1/2012 (Prerefunded 3/1/2007) | 3,000,000 a | 3,158,790 |
| 5%, 3/15/2012 (Prerefunded 3/15/2008) | 70,000 a | 74,646 |
| 6.844%, 3/15/2012 | 5,000,000 b,c | 5,663,800 |
| 5.125%, 3/15/2013 (Prerefunded 3/15/2008) | 25,000 a | 26,760 |
| 5.25%, 3/1/2016 (Prerefunded 3/1/2007) | 2,700,000 a | 2,841,912 |
| 5%, 8/15/2021 (Insured; FGIC) | 2,000,000 | 2,158,340 |
| 5%, 10/15/2021 (Insured; FSA) | 3,500,000 | 3,735,445 |
| 5.25%, 10/15/2021 (Insured; MBIA) | 7,915,000 | 8,762,775 |
| 5.25%, 10/15/2022 (Insured; MBIA) | 2,000,000 | 2,214,220 |
| Airport Revenue (Bradley International Airport): | | |
| 5.25%, 10/1/2013 (Insured; FGIC) | 30,000 | 32,394 |
| 7.354%, 10/1/2013 (Insured; FGIC) | 2,750,000 b,c | 3,188,900 |
| 5.25%, 10/1/2016 (Insured; FGIC) | 20,000 | 21,300 |
| 7.354%, 10/1/2016 (Insured; FGIC) | 2,225,000 b,c | 2,514,161 |
| (Clean Water Fund) Revenue: | | |
| 5.25%, 7/15/2012 | 15,000 | 16,308 |
| 7.334%, 7/15/2012 | 4,850,000 b,c | 5,695,937 |
| 5.125%, 9/1/2014 (Prerefunded 9/1/2009) | 3,050,000 a | 3,336,578 |
| Special Tax Obligation Revenue (Transportation Infrastructure): | | |
| 5.50%, Series A, 11/1/2007 (Insured; FSA) | 4,580,000 | 4,872,845 |
| 5.50%, Series B, 11/1/2007 (Insured; FSA) | 5,000,000 | 5,319,700 |
| 7.125%, 6/1/2010 | 3,400,000 | 3,961,884 |
| 5.375%, 7/1/2020 (Insured; FSA) | 2,000,000 | 2,194,700 |
| Connecticut Development Authority, Revenue: | | |
| Airport Facility (Learjet Inc. Project) | | |
| 7.95%, 4/1/2026 | 2,300,000 | 2,734,746 |
| First Mortgage Gross, Health Care Project: | | |
| (Church Homes Inc.) 5.80%, 4/1/2021 | 3,000,000 | 2,921,760 |
| (Elim Park Baptist Home): | | |
| 5.375%, 12/1/2018 | 2,300,000 | 2,359,593 |
| 5.75%, 12/1/2023 | 1,000,000 | 1,049,310 |
| PCR (Connecticut Light and Power): | | |
| 5.85%, 9/1/2028 | 3,200,000 | 3,406,112 |
| 5.95%, 9/1/2028 | 1,945,000 | 2,065,706 |
| Water Facilities (Bridgeport Hydraulic) | | |
| 6.15%, 4/1/2035 (Insured; AMBAC) | 2,750,000 | 2,954,683 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Connecticut (continued)** | | |
| Connecticut Health and Educational Facilities Authority, Revenue: | | |
| (Danbury Hospital) | | |
| 5.75%, 7/1/2029 (Insured; AMBAC) | 3,000,000 | 3,285,720 |
| (Greenwich Academy) | | |
| 5.75%, 3/1/2026 (Insured; FSA) | | |
| (Prerefunded 3/1/2006) | 3,130,000 [a] | 3,241,303 |
| (Hartford University) | | |
| 5.625%, 7/1/2026 (Insured; Radian) | 4,200,000 | 4,558,806 |
| (Hospital for Special Care) | | |
| 5.375%, 7/1/2017 (Insured; ACA) | 3,680,000 | 3,803,832 |
| (Loomis Chaffee School Project): | | |
| 5.25%, 7/1/2021 | 900,000 | 962,892 |
| 5.50%, 7/1/2023 | 2,150,000 | 2,329,891 |
| 5.25%, 7/1/2031 | 3,000,000 | 3,188,370 |
| (New Britian General Hospital) | | |
| 6.125%, 7/1/2014 (Insured; AMBAC) | 1,000,000 | 1,022,610 |
| (Sacred Heart University): | | |
| 6.50%, 7/1/2016 (Prerefunded 7/1/2006) | 1,465,000 [a] | 1,556,166 |
| 6.125%, 7/1/2017 (Prerefunded 7/1/2007) | 1,000,000 [a] | 1,084,490 |
| 6.625%, 7/1/2026 (Prerefunded 7/1/2006) | 2,720,000 [a] | 2,893,155 |
| (Trinity College Issue) 5.875%, 7/1/2026 | | |
| (Insured; MBIA) (Prerefunded 7/1/2006) | 2,500,000 [a] | 2,639,175 |
| (University of New Haven): | | |
| 6.625%, 7/1/2016 | 2,050,000 | 2,132,000 |
| 6.70%, 7/1/2026 | 8,605,000 | 8,880,790 |
| (William W. Backus Hospital) | | |
| 5.75%, 7/1/2027 (Insured; AMBAC) | 2,500,000 | 2,670,800 |
| (Windham Community Memorial Hospital) | | |
| 6%, 7/1/2020 (Insured; ACA) | 1,000,000 | 1,041,080 |
| (Yale, New Haven Hospital) | | |
| 5.70%, 7/1/2025 (Insured; MBIA) | 8,070,000 | 8,448,725 |
| (Yale University): | | |
| 5.125%, 7/1/2027 | 5,400,000 | 5,705,370 |
| 5%, 7/1/2042 | 3,395,000 | 3,536,673 |
| Connecticut Housing Finance Authority | | |
| (Housing Mortgage Finance Program): | | |
| 5.05%, 11/15/2021 | 4,950,000 | 5,104,192 |
| 6%, 11/15/2027 | 4,000,000 | 4,141,520 |
| 5.45%, 11/15/2029 | 5,805,000 | 5,985,477 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Connecticut (continued)** | | |
| Eastern Connecticut Resource Recovery Authority (Wheelabrator Lisbon Project): | | |
| 5.50%, 1/1/2014 | 8,050,000 | 8,140,160 |
| 5.50%, 1/1/2020 | 7,000,000 | 7,041,300 |
| Greenwich Housing Authority, MFHR (Greenwich Close): | | |
| 6.25%, 9/1/2017 | 2,840,000 | 2,924,234 |
| 6.35%, 9/1/2027 | 2,000,000 | 2,039,300 |
| Hartford Parking System, Revenue | | |
| 6.50%, 7/1/2025 (Prerefunded 7/1/2010) | 1,500,000 [a] | 1,729,905 |
| New Canaan, GO 4.25%, 6/15/2023 | 1,140,000 | 1,143,340 |
| New Haven, GO 5%, 2/1/2020 (Insured; MBIA) | 2,430,000 | 2,639,879 |
| South Central Connecticut Regional Water Authority, Water System Revenue | | |
| 5%, 8/1/2024 (Insured; MBIA) | 4,285,000 | 4,580,965 |
| Sprague, EIR (International Paper Co. Project) 5.70%, 10/1/2021 | 1,350,000 | 1,390,527 |
| Stamford: | | |
| 6.60%, 1/15/2010 | 2,750,000 | 3,176,938 |
| Parking Garage | | |
| 5%, 2/1/2020 | 970,000 | 1,052,566 |
| University of Connecticut: | | |
| 5.25%, 2/15/2013 | 3,450,000 | 3,880,595 |
| 5.75%, 3/1/2015 (Insured; FGIC) (Prerefunded 3/1/2010) | 1,770,000 [a] | 1,996,826 |
| 5.75%, 3/1/2016 (Insured; FGIC) (Prerefunded 3/1/2010) | 2,500,000 [a] | 2,820,375 |
| 5%, 1/15/2018 (Insured; MBIA) | 2,370,000 | 2,572,706 |
| 5%, 1/15/2019 (Insured; MBIA) | 2,140,000 | 2,316,443 |
| 5.125%, 2/15/2020 (Insured; MBIA) | 1,000,000 | 1,088,610 |
| Special Obligation Student Fee Revenue: | | |
| 6%, 11/15/2016 (Insured; FGIC) (Prerefunded 11/15/2010) | 2,425,000 [a] | 2,790,423 |
| 6%, 11/15/2017 (Insured; FGIC) (Prerefunded 11/15/2010) | 2,000,000 [a] | 2,301,380 |
| 5.25%, 11/15/2021 (Insured; FGIC) | 1,755,000 | 1,928,166 |
| 5.75%, 11/15/2029 (Insured; FGIC) (Prerefunded 11/15/2010) | 2,500,000 [a] | 2,845,175 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U. S. Related–30.2%** | | |
| Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds 6%, 7/1/2026 (Prerefunded 7/1/2010) | 5,000,000 [a] | 5,655,850 |
| Commonwealth of Puerto Rico: | | |
| 5.50%, 7/1/2012 (Insured; MBIA) | 50,000 | 57,024 |
| 7.873%, 7/1/2012 (Insured; MBIA) | 2,000,000 [b,c] | 2,561,860 |
| 7.873%, 7/1/2013 (Insured; MBIA) | 3,950,000 [b,c] | 5,133,776 |
| 5.65%, 7/1/2015 (Insured; MBIA) | 6,690,000 | 7,792,713 |
| (Public Improvement): | | |
| 5.50%, 7/1/2013 (Insured; MBIA) | 100,000 | 114,985 |
| 5.25%, 7/1/2014 (Insured; MBIA) | 3,925,000 | 4,461,391 |
| 5.25%, 7/1/2015 (Insured; MBIA) | 1,000,000 | 1,138,080 |
| 6%, 7/1/2015 (Insured; MBIA) | 2,000,000 | 2,402,880 |
| 5.25%, 7/1/2027 (Insured; FSA) (Prerefunded 7/1/2011) | 2,795,000 [a] | 3,106,055 |
| 5.25%, 7/1/2027 (Insured; FSA) | 1,705,000 | 1,832,023 |
| Puerto Rico Aqueduct and Sewer Authority, Revenue 6.25%, 7/1/2013 (Insured; MBIA) | 9,000,000 | 10,812,690 |
| Puerto Rico Electric Power Authority, Power Revenue: | | |
| 5.125%, 7/1/2026 (Insured; FSA) | 4,410,000 | 4,723,110 |
| 5.25%, 7/1/2029 (Insured; FSA) | 8,000,000 | 8,621,920 |
| 5%, 7/1/2035 (Insured; FGIC) | 3,500,000 | 3,722,215 |
| Puerto Rico Highway and Transportation Authority: | | |
| Highway Revenue: | | |
| 5.50%, 7/1/2013 (Insured; MBIA) | 10,000 | 11,356 |
| 7.854%, 7/1/2013 (Insured; MBIA) | 2,290,000 [b,c] | 2,911,277 |
| 5.50%, 7/1/2026 (Insured; FSA) (Prerefunded 7/1/2006) | 2,375,000 [a] | 2,486,364 |
| 5.50%, 7/1/2036 | 8,500,000 | 9,434,320 |
| Transportation Revenue 5.75%, 7/1/2041 | 3,000,000 | 3,354,090 |
| Puerto Rico Industrial Tourist, Educational, Medical and Environmental Control Facilities Financing Authority, Revenue (Teachers Retirement System) 5.50% 7/1/2021 | 800,000 | 838,760 |
| Puerto Rico Public Finance Corp. (Commonwealth Appropriation) 6%, 8/1/2026 (Insured; AGC) | 4,755,000 | 5,954,021 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U. S. Related (continued)** | | |
| University of Puerto Rico, University Revenue 5.50%, 6/1/2015 (Insured; MBIA) | 5,000,000 | 5,086,000 |
| Virgin Islands Public Finance Authority, Revenue, Gross Receipts Taxes Loan Note 6.375%, 10/1/2019 | 2,000,000 | 2,280,700 |
| Virgin Islands Water and Power Authority, Electric System 5.30%, 7/1/2021 | 1,750,000 | 1,774,413 |
| **Total Investments** (cost $291,946,988) | **98.8%** | **314,794,013** |
| **Cash and Receivables (Net)** | **1.2%** | **3,971,693** |
| **Net Assets** | **100.0%** | **318,765,706** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **FSA** | Financial Security Assurance |
| **AGC** | ACE Guaranty Corporation | **GO** | General Obligation |
| **AMBAC** | American Municipal Bond Assurance Corporation | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **EIR** | Environment Improvement Revenue | **MFHR** | Multi-Family Housing Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **PCR** | Pollution Control Revenue |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 66.5 |
| AA | | Aa | | AA | 5.5 |
| A | | A | | A | 7.6 |
| BBB | | Baa | | BBB | 16.1 |
| BB | | Ba | | BB | .9 |
| Not Rated [d] | | Not Rated [d] | | Not Rated [d] | 3.4 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $27,669,711 or 8.7% of net assets.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 291,946,988 | 314,794,013 |
| Interest receivable | | 4,869,350 |
| Receivable for shares of Beneficial Interest subscribed | | 193,860 |
| Prepaid expenses | | 11,359 |
| | | **319,868,582** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 228,887 |
| Cash overdraft due to Custodian | | 782,481 |
| Payable for shares of Beneficial Interest redeemed | | 41,802 |
| Accrued expenses | | 49,706 |
| | | **1,102,876** |
| **Net Assets ($)** | | **318,765,706** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 300,117,014 |
| Accumulated net realized gain (loss) on investments | | (4,198,333) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 22,847,025 |
| **Net Assets ($)** | | **318,765,706** |

## Net Asset Value Per Share

| | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 274,204,128 | 32,918,746 | 11,642,832 |
| Shares Outstanding | 22,648,653 | 2,721,353 | 963,347 |
| **Net Asset Value Per Share ($)** | **12.11** | **12.10** | **12.09** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **16,676,099** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,778,981 |
| Shareholder servicing costs–Note 3(c) | 1,004,129 |
| Distribution fees–Note 3(b) | 266,762 |
| Custodian fees | 38,237 |
| Professional fees | 32,941 |
| Registration fees | 23,301 |
| Prospectus and shareholders' reports | 18,178 |
| Trustees' fees and expenses–Note 3(d) | 10,055 |
| Loan commitment fees–Note 2 | 2,674 |
| Miscellaneous | 28,955 |
| **Total Expenses** | **3,204,213** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (8,339) |
| **Net Expenses** | **3,195,874** |
| **Investment Income–Net** | **13,480,225** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (393,323) |
| Net unrealized appreciation (depreciation) on investments | 5,875,269 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **5,481,946** |
| **Net Increase in Net Assets Resulting from Operations** | **18,962,171** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income—net | 13,480,225 | 14,653,657 |
| Net realized gain (loss) on investments | (393,323) | 101,973 |
| Net unrealized appreciation (depreciation) on investments | 5,875,269 | (8,390,976) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **18,962,171** | **6,364,654** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (11,712,333) | (12,539,739) |
| Class B shares | (1,372,455) | (1,669,346) |
| Class C shares | (384,991) | (422,679) |
| **Total Dividends** | **(13,469,779)** | **(14,631,764)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 15,901,289 | 18,398,796 |
| Class B shares | 1,522,672 | 3,835,618 |
| Class C shares | 2,185,150 | 3,133,580 |
| Dividends reinvested: | | |
| Class A shares | 7,077,363 | 7,159,366 |
| Class B shares | 793,869 | 982,244 |
| Class C shares | 243,121 | 279,674 |
| Cost of shares redeemed: | | |
| Class A shares | (35,009,749) | (42,133,150) |
| Class B shares | (10,848,875) | (9,476,498) |
| Class C shares | (2,677,275) | (3,578,865) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(20,812,435)** | **(21,399,235)** |
| **Total Increase (Decrease) in Net Assets** | **(15,320,043)** | **(29,666,345)** |
| **Net Assets ($):** | | |
| Beginning of Period | 334,085,749 | 363,752,094 |
| **End of Period** | **318,765,706** | **334,085,749** |

|  | Year Ended April 30, | |
|  | 2005 | 2004 |
| --- | --- | --- |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 1,319,455 | 1,511,945 |
| Shares issued for dividends reinvested | 587,618 | 588,340 |
| Shares redeemed | (2,922,312) | (3,470,845) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,015,239)** | **(1,370,560)** |
| **Class B[a]** | | |
| Shares sold | 126,506 | 313,778 |
| Shares issued for dividends reinvested | 65,996 | 80,795 |
| Shares redeemed | (903,734) | (777,793) |
| **Net Increase (Decrease) in Shares Outstanding** | **(711,232)** | **(383,220)** |
| **Class C** | | |
| Shares sold | 180,966 | 254,844 |
| Shares issued for dividends reinvested | 20,225 | 23,031 |
| Shares redeemed | (224,701) | (295,271) |
| **Net Increase (Decrease) in Shares Outstanding** | **(23,510)** | **(17,396)** |

[a] *During the period ended April 30, 2005, 435,925 Class B shares representing $5,240,882, were automatically converted to 435,561 Class A shares and during the period ended April 30, 2004, 373,758 Class B shares representing $4,549,900 were automatically converted to 373,429 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.90 | 12.19 | 11.86 | 11.72 | 11.21 |
| Investment Operations: | | | | | |
| Investment income—net | .51[b] | .52[b] | .55[b] | .57[b] | .57 |
| Net realized and unrealized gain (loss) on investments | .21 | (.29) | .32 | .14 | .51 |
| Total from Investment Operations | .72 | .23 | .87 | .71 | 1.08 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.51) | (.52) | (.54) | (.57) | (.57) |
| Net asset value, end of period | 12.11 | 11.90 | 12.19 | 11.86 | 11.72 |
| **Total Return (%)[c]** | 6.17 | 1.84 | 7.51 | 6.16 | 9.86 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .91 | .90 | .91 | .90 | .89 |
| Ratio of net expenses to average net assets | .90 | .90 | .91 | .90 | .89 |
| Ratio of net investment income to average net assets | 4.25 | 4.23 | 4.53 | 4.81 | 4.97 |
| Portfolio Turnover Rate | 20.07 | 34.08 | 38.11 | 15.96 | 21.71 |
| Net Assets, end of period ($ x 1,000) | 274,204 | 281,559 | 305,076 | 301,044 | 289,723 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.80% to 4.81%. Per share data and ratios/ supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.89 | 12.18 | 11.85 | 11.71 | 11.20 |
| Investment Operations: | | | | | |
| Investment income—net | .45[b] | .45[b] | .48[b] | .51[b] | .51 |
| Net realized and unrealized gain (loss) on investments | .21 | (.29) | .33 | .14 | .51 |
| Total from Investment Operations | .66 | .16 | .81 | .65 | 1.02 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.45) | (.45) | (.48) | (.51) | (.51) |
| Net asset value, end of period | 12.10 | 11.89 | 12.18 | 11.85 | 11.71 |
| **Total Return (%)[c]** | 5.63 | 1.31 | 6.96 | 5.61 | 9.31 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.43 | 1.41 | 1.42 | 1.42 | 1.41 |
| Ratio of net expenses to average net assets | 1.42 | 1.41 | 1.42 | 1.42 | 1.41 |
| Ratio of net investment income to average net assets | 3.73 | 3.71 | 4.01 | 4.28 | 4.45 |
| Portfolio Turnover Rate | 20.07 | 34.08 | 38.11 | 15.96 | 21.71 |
| Net Assets, end of period ($ x 1,000) | 32,919 | 40,806 | 46,460 | 43,070 | 38,794 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.27% to 4.28%. Per share data and ratios/ supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.88 | 12.16 | 11.84 | 11.70 | 11.19 |
| Investment Operations: | | | | | |
| Investment income—net | .42[b] | .42[b] | .45[b] | .48[b] | .49 |
| Net realized and unrealized gain (loss) on investments | .21 | (.28) | .32 | .14 | .51 |
| Total from Investment Operations | .63 | .14 | .77 | .62 | 1.00 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.42) | (.42) | (.45) | (.48) | (.49) |
| Net asset value, end of period | 12.09 | 11.88 | 12.16 | 11.84 | 11.70 |
| **Total Return (%)[c]** | 5.37 | 1.15 | 6.62 | 5.36 | 9.05 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.67 | 1.65 | 1.66 | 1.65 | 1.65 |
| Ratio of net expenses to average net assets | 1.66 | 1.65 | 1.66 | 1.65 | 1.65 |
| Ratio of net investment income to average net assets | 3.49 | 3.47 | 3.77 | 4.03 | 4.20 |
| Portfolio Turnover Rate | 20.07 | 34.08 | 38.11 | 15.96 | 21.71 |
| Net Assets, end of period ($ x 1,000) | 11,643 | 11,721 | 12,217 | 9,684 | 5,249 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.02% to 4.03%. Per share data and ratios/ supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Connecticut Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $42,958, accumulated capital losses $3,008,520 and unrealized appreciation $22,207,900. In addition, the fund had $506,547 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $1,088,685 of the carryover expires in fiscal 2009 and $1,919,835 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004 were as follows: tax exempt income $13,469,779 and $14,631,764, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $10,446 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

## NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $14,509 from commissions earned on sales of the fund's Class A shares and $76,290 and $604 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of

1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $183,983 and $82,779, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $689,043, $91,992 and $27,593, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $113,023 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $143,223, Rule 12b-1 distribution plan fees $20,562 and shareholder services plan fees $65,102.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $63,511,856 and $85,824,226, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $292,586,113; accordingly, accumulated net unrealized appreciation on investments was $22,207,900, consisting of $22,958,819 gross unrealized appreciation and $750,919 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are

asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Connecticut Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Connecticut Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Connecticut Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

————————

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and
   adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

————————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o
The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board
Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of
charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

Dreyfus Premier
State Municipal Bond Fund,
Connecticut Series
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0064AR0405

# Dreyfus Premier State Municipal Bond Fund, Florida Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

THE FUND

FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Florida Series

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Florida Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Florida Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.16% for Class A shares, 5.56% for Class B shares and 5.39% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Florida Municipal Debt Funds category, and the average total return for all funds reported in this category was 5.82% for the reporting period.[3]

Although higher interest rates and intensifying inflationary pressures caused short- and intermediate-term bonds to lose some of their value, longer-term municipal bond prices remained stable over the reporting period. The fund's returns were in line with its Lipper category average, primarily due to its light exposure to short-term bonds and strong income from its seasoned holdings. The fund under-performed its benchmark, however, primarily because the Index contains bonds from many states, not just Florida, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Short-term interest rates rose steadily as the Federal Reserve Board (the "Fed") moved away from its previously accommodative monetary policy as a stronger U.S. economy, recovering labor market and rising energy prices suggested that inflationary pressures might rise. In fact, the Fed raised the overnight federal funds rate at each of seven meetings of the Federal Open Market Committee between June 2004 and April 2005, driving short-term rates from 1% to 2.75%.

Historically, fixed-income securities across the full maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different, with long-term bond prices remaining virtually unchanged while shorter-term bond prices declined. Longer-term bonds appeared to benefit from the Fed's unusual candor in signaling its intentions well ahead of actual policy changes, which removed a degree of uncertainty from the market.

Municipal bonds also benefited during the reporting period from better fiscal conditions for many issuers, including those in Florida. Higher tax revenues and a recovering tourism industry helped Florida maintain a healthy credit profile.

In this environment, the fund continued to enjoy higher levels of income from its core, seasoned holdings than are currently available from newly issued securities. In addition, the fund benefited from refunding activity among some of its holdings as issuers took advantage of low borrowing rates to refinance existing debt.

Finally, we successfully cushioned the eroding effects of higher interest rates by maintaining relatively light positions toward the shorter end of the fund's maturity range. Instead, we emphasized bonds in the 15- to 20-year range, where volatility proved to be relatively muted. However, some of the benefits of that focus were offset by the fund's relatively light holdings in the 20- to 30-year range, where returns were particularly attractive.

### What is the fund's current strategy?

Just days after the end of the reporting period, the Fed implemented its eighth consecutive rate hike, raising the federal funds rate to 3%. Most analysts believe that additional increases are likely. Accordingly, we have maintained a generally cautious investment posture designed to weather potential volatility until the Fed indicates that the current tightening cycle is finished.

May 16, 2005

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Florida residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Florida Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*
*The fund invests primarily in Florida municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Florida municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 1.40% | 5.69% | 4.80% | |
| *without sales charge* | | 6.16% | 6.68% | 5.28% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge* † | | 1.56% | 5.83% | 4.96% | |
| *without redemption* | | 5.56% | 6.15% | 4.96% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge* †† | 8/15/95 | 4.39% | 5.89% | – | 4.37% |
| *without redemption* | 8/15/95 | 5.39% | 5.89% | – | 4.37% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Florida Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
| --- | --- | --- | --- |
| Expenses paid per $1,000† | $ 4.74 | $ 7.18 | $ 8.37 |
| Ending value (after expenses) | $1,014.00 | $1,011.50 | $1,010.40 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
| --- | --- | --- | --- |
| Expenses paid per $1,000† | $ 4.76 | $ 7.20 | $ 8.40 |
| Ending value (after expenses) | $1,020.08 | $1,017.65 | $1,016.46 |

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.44% for Class B and 1.68% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

## STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—95.6% | Principal Amount ($) | Value ($) |
|---|---|---|
| Brevard County, IDR (Nui Corp Project) | | |
| 6.40%, 10/1/2024 (Insured; AMBAC) | 1,000,000 | 1,021,649 |
| Brevard County School Board, COP | | |
| 5%, 7/1/2025 (Insured; FGIC) | 2,000,000 | 2,117,019 |
| Broward County Housing Finance Authority, MFHR: | | |
| (Emerald Palms Apartments) | | |
| 5.60%, 7/1/2021 (Collateralized; FNMA) | 2,000,000 | 2,083,999 |
| (Pembroke Villas Project) | | |
| 5.55%, 1/1/2023 (Insured; FSA) | 1,000,000 | 1,041,370 |
| Broward County School Board, COP: | | |
| 5.25%, 7/1/2018 (Insured; MBIA) | 1,855,000 | 2,036,864 |
| 5%, 7/1/2021 (Insured; FSA) | 1,250,000 | 1,324,800 |
| Cape Coral, Water & Sewer Revenue | | |
| 5.25%, 10/1/2017 (Insured; AMBAC) | 1,890,000 | 2,088,752 |
| Capital Projects Finance Authority: | | |
| Revenue | | |
| (Airports Project): | | |
| 5.25%, 6/1/2014 (Insured; MBIA) | 1,485,000 | 1,635,371 |
| 5%, 6/1/2020 (Insured; MBIA) | 1,465,000 | 1,542,118 |
| Student Housing Revenue | | |
| (Capital Projects Loan) | | |
| 5.50%, 10/1/2017 (Insured; MBIA) | 2,520,000 | 2,723,490 |
| Dade County Housing Finance Authority, SFMR | | |
| 6.70%, 4/1/2028 (Collateralized: FNMA, GNMA) | 2,040,000 | 2,083,228 |
| Davie, Water & Sewer Revenue | | |
| 5.25%, 10/1/2018 (Insured; AMBAC) | 475,000 | 524,951 |
| Escambia County, Sales Tax Revenue | | |
| 5.25%, 10/1/2018 (Insured; AMBAC) | 1,200,000 | 1,323,768 |
| Escambia County Housing Finance Authority, SFMR | | |
| (Multi-County Program) 5.50%, 10/1/2021 | | |
| (Collateralized: FNMA, GNMA) | 3,540,000 | 3,690,344 |
| Florida (Jacksonville Transportation) | | |
| 5%, 7/1/2012 | 3,000,000 | 3,150,360 |
| Florida Board of Education: | | |
| Capital Outlay (Public Education) | | |
| 5%, 6/1/2011 | 1,200,000 | 1,260,936 |
| Lottery Revenue: | | |
| 5.25%, 7/1/2017 (Insured; FGIC) | 3,890,000 | 4,251,498 |
| 5%, 7/1/2020 (Insured; FGIC) | 1,480,000 | 1,574,261 |
| Florida Housing Finance Agency | | |
| (Brittany Rosemont Apartments) | | |
| 7%, 2/1/2035 (Insured; AMBAC) | 6,000,000 | 6,127,560 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Florida Intergovernmental Finance Commission, | | |
|   Capital Revenue: | | |
|     5%, 2/1/2018 (Insured; AMBAC) | 1,000,000 | 1,069,030 |
|     5.125%, 2/1/2031 (Insured; AMBAC) | 1,500,000 | 1,559,685 |
| Florida Municipal Loan Council, Revenue | | |
|   5.25%, 5/1/2017 (Insured; MBIA) | 1,825,000 | 1,994,981 |
| Jacksonville: | | |
|   Excise Taxes Revenue | | |
|     5.375%, 10/1/2019 (Insured; AMBAC) | 3,450,000 | 3,816,080 |
|   Guaranteed Entitlement Revenue | | |
|     5.375%, 10/1/2020 (Insured; FGIC) | 3,795,000 | 4,160,307 |
| Jea, St John's River Power Park System Revenue: | | |
|   5%, 10/1/2017 | 1,500,000 | 1,608,300 |
|   5%, 10/1/2018 | 1,500,000 | 1,606,530 |
| Lee County Housing Finance Authority SFMR: | | |
|   6.30%, 3/1/2029 (Collateralized: FNMA, GNMA, FHLMC) | 255,000 | 257,402 |
|   (Multi-County Program) | | |
|     7.45%, 9/1/2027 | | |
|     (Collateralized: FNMA,GNMA, FHLMC) | 90,000 | 92,720 |
| Manatee County Housing Finance Authority, | | |
|   Mortgage Revenue | | |
|   5.85%, 11/1/2033 (Collateralized; GNMA) | 3,335,000 | 3,558,345 |
| Marion County School Board, COP | | |
|   5.25%, 6/1/2017 (Insured; FSA) | 2,015,000 | 2,207,936 |
| Miami-Dade County, Solid Waste System Revenue | | |
|   5.50%, 10/1/2017 (Insured; FSA) | 2,595,000 | 2,882,448 |
| Miami-Dade County Housing Finance Authority, MFMR: | | |
|   (Country Club Villa) | | |
|     5.70%, 7/1/2021 (Insured; FSA) | 400,000 | 421,620 |
|   (Miami Stadium Apartments) | | |
|     5.40%, 8/1/2021 (Insured; FSA) | 1,275,000 | 1,330,858 |
| North Miami Educational Facilities, Revenue | | |
|   (Johnston & Wales University Project) | | |
|   5%, 4/1/2017 (Insured; XLCA) | 1,800,000 | 1,928,070 |
| Orange County Housing Finance Authority, MFHR: | | |
|   (Palm Grove Gardens) | | |
|     5.15%, 1/1/2023 (Collateralized; FNMA) | 1,175,000 | 1,228,357 |
|   (Seminole Pointe Project) 5.75%, 12/1/2023 | 2,840,000 | 2,947,466 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Osceola County Industrial Development Authority, Revenue (Community Provider Pooled Loan Program) 7.75%, 7/1/2017 | 1,670,000 | 1,672,238 |
| Palm Bay, Uitlity Revenue (Capital Appreciation) | | |
| Zero Coupon, 10/1/2020 (Insured; FGIC) | 1,845,000 | 911,209 |
| (Palm Bay Utility Corporation Project) | | |
| 5%, 10/1/2019 (Insured; MBIA) | 500,000 | 539,740 |
| Palm Beach County Housing Finance Authority Single Family Mortgage Purchase Revenue 6.55%, 4/1/2027 (Collateralized: FNMA, GNMA) | 255,000 | 261,676 |
| Palm Beach County School Board, COP (Master Lease) 5%, 8/1/2017 (Insured; AMBAC) | 1,905,000 | 2,052,428 |
| Port Palm Beach District, Revenue: | | |
| Zero Coupon, 9/1/2022 (Insured; XLCA) | 1,000,000 | 451,430 |
| Zero Coupon, 9/1/2023 (Insured; XLCA) | 1,000,000 | 427,340 |
| Port St. Lucie Storm Water Utility Revenue 5%, 5/1/2023 (Insured; MBIA) | 1,750,000 | 1,857,100 |
| Seminole Water Control District 6.75%, 8/1/2022 | 1,860,000 | 1,910,127 |
| South Broward Hospital District, HR 5.60%, 5/1/2027 | 4,000,000 | 4,324,480 |
| St. Lucie County, Sales Tax Revenue 5.25%, 10/1/2017 (Insured; MBIA) | 1,885,000 | 2,083,227 |
| Tampa Utility Tax Zero Coupon, 4/1/2017 (Insured; AMBAC) | 2,110,000 | 1,258,763 |
| Village Center Community Development District, Utility Revenue 5.25%, 10/1/2023 (Insured; MBIA) | 1,000,000 | 1,084,930 |
| Winter Park, Water & Sewer Revenue: | | |
| 5.375%, 12/1/2017 (Insured; AMBAC) | 1,645,000 | 1,825,226 |
| 5.375%, 12/1/2018 (Insured; AMBAC) | 1,730,000 | 1,917,134 |
| Winter Springs, Water & Sewer Revenue 5%, 4/1/2020 (Insured; MBIA) | 1,585,000 | 1,682,921 |
| **Total Long-Term Municipal Investments** (cost $93,987,602) | | **98,532,442** |

STATEMENT OF INVESTMENTS *(continued)*

| Short-Term Municipal Investments−2.8% | Principal Amount ($) | Value ($) |
|---|---|---|
| Alachua County Health Facilities Authority, Health Facilities Revenue, VRDN (Shands Teaching Hospital) 3.05% (LOC; Suntrust Bank) | 2,000,000 [a] | 2,000,000 |
| Florida Higher Educational Facilities Financing Authority, Revenue, VRDN (St. Thomas University Project) 3.05% (LOC; Suntrust Bank) | 900,000 [a] | 900,000 |
| **Total Short-Term Municipal Investments** (cost $2,900,000) | | **2,900,000** |
| **Total Investments** (cost $96,887,602) | **98.4%** | **101,432,442** |
| **Cash and Receivables (Net)** | **1.6%** | **1,671,375** |
| **Net Assets** | **100.0%** | **103,103,817** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **HR** | Hospital Revenue |
| | | **IDR** | Industrial Development Revenue |
| **COP** | Certificate of Participation | **LOC** | Letter of Credit |
| **FGIC** | Financial Guaranty Insurance Company | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **MFHR** | Multi-Family Housing Revenue |
| **FNMA** | Federal National Mortgage Association | **MFMR** | Multi-Family Mortgage Revenue |
| | | **SFMR** | Single Family Mortgage Revenue |
| **FSA** | Financial Security Assurance | **VRDN** | Variable Rate Demand Notes |
| **GNMA** | Government National Mortgage Association | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 83.3 |
| AA | | Aa | | AA | 7.4 |
| A | | A | | A | 2.9 |
| F1 | | MIG1/P1 | | SP1/A1 | 2.9 |
| Not Rated [b] | | Not Rated [b] | | Not Rated [b] | 3.5 |
| | | | | | **100.0** |

[†]  *Based on total investments.*

[a]  *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

## STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 96,887,602 | 101,432,442 |
| Cash | | 463,548 |
| Interest receivable | | 1,296,684 |
| Receivable for shares of Beneficial Interest subscribed | | 20,893 |
| Prepaid expenses | | 6,378 |
| | | **103,219,945** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 74,194 |
| Payable for shares of Beneficial Interest redeemed | | 468 |
| Accrued expenses | | 41,466 |
| | | **116,128** |
| **Net Assets ($)** | | **103,103,817** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 99,279,642 |
| Accumulated net realized gain (loss) on investments | | (720,665) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 4,544,840 |
| **Net Assets ($)** | | **103,103,817** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 89,691,016 | 8,541,500 | 4,871,301 |
| Shares Outstanding | 6,251,794 | 595,554 | 339,566 |
| **Net Asset Value Per Share ($)** | **14.35** | **14.34** | **14.35** |

*See notes to financial statements.*

**14**

## STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **5,324,101** |
| **Expenses:** | |
| Management fee–Note 3(a) | 596,880 |
| Shareholder servicing costs–Note 3(c) | 354,546 |
| Distribution fees–Note 3(b) | 81,523 |
| Professional fees | 27,730 |
| Registration fees | 24,083 |
| Custodian fees | 17,045 |
| Prospectus and shareholders' reports | 5,143 |
| Trustees' fees and expenses–Note 3(d) | 3,895 |
| Loan commitment fees–Note 2 | 775 |
| Miscellaneous | 16,717 |
| **Total Expenses** | **1,128,337** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (6,628) |
| **Net Expenses** | **1,121,709** |
| **Investment Income-Net** | **4,202,392** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 50,429 |
| Net unrealized appreciation (depreciation) on investments | 2,152,078 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,202,507** |
| **Net Increase in Net Assets Resulting from Operations** | **6,404,899** |

*See notes to financial statements.*

## STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income−net | 4,202,392 | 4,923,623 |
| Net realized gain (loss) on investments | 50,429 | 358,258 |
| Net unrealized appreciation (depreciation) on investments | 2,152,078 | (3,257,634) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **6,404,899** | **2,024,247** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Class A shares | (3,733,196) | (4,352,725) |
| Class B shares | (315,635) | (423,092) |
| Class C shares | (153,561) | (147,787) |
| **Total Dividends** | **(4,202,392)** | **(4,923,604)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 3,915,712 | 7,104,495 |
| Class B shares | 939,386 | 2,011,937 |
| Class C shares | 542,602 | 2,328,204 |
| Dividends reinvested: | | |
| Class A shares | 1,990,476 | 2,058,531 |
| Class B shares | 98,892 | 136,316 |
| Class C shares | 93,590 | 91,924 |
| Cost of shares redeemed: | | |
| Class A shares | (17,388,678) | (17,075,591) |
| Class B shares | (2,878,206) | (4,672,348) |
| Class C shares | (514,849) | (1,554,711) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(13,201,075)** | **(9,571,243)** |
| **Total Increase (Decrease) in Net Assets** | **(10,998,568)** | **(12,470,600)** |
| **Net Assets ($):** | | |
| Beginning of Period | 114,102,385 | 126,572,985 |
| **End of Period** | **103,103,817** | **114,102,385** |

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 275,729 | 494,043 |
| Shares issued for dividends reinvested | 139,542 | 143,836 |
| Shares redeemed | (1,221,808) | (1,192,091) |
| **Net Increase (Decrease) in Shares Outstanding** | **(806,537)** | **(554,212)** |
| **Class B**[a] | | |
| Shares sold | 65,987 | 139,776 |
| Shares issued for dividends reinvested | 6,940 | 9,535 |
| Shares redeemed | (202,491) | (327,714) |
| **Net Increase (Decrease) in Shares Outstanding** | **(129,564)** | **(178,403)** |
| **Class C** | | |
| Shares sold | 37,877 | 162,919 |
| Shares issued for dividends reinvested | 6,564 | 6,422 |
| Shares redeemed | (36,217) | (108,527) |
| **Net Increase (Decrease) in Shares Outstanding** | **8,224** | **60,814** |

[a] *During the period ended April 30, 2005, 57,211 Class B shares representing $814,673 were automatically converted to 57,195 Class A shares and during the period ended April 30, 2004, 113,355 Class B shares representing $1,611,310 were automatically converted to 113,287 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | | Year Ended April 30, | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.06 | 14.41 | 13.94 | 13.69 | 12.88 |
| Investment Operations: | | | | | |
| Investment income—net | .56[b] | .59[b] | .62[b] | .62[b] | .62 |
| Net realized and unrealized gain (loss) on investments | .29 | (.35) | .47 | .25 | .81 |
| Total from Investment Operations | .85 | .24 | 1.09 | .87 | 1.43 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.56) | (.59) | (.62) | (.62) | (.62) |
| Dividends from net realized gain on investments | – | – | – | (.00)[c] | (.00)[c] |
| Total Distributions | (.56) | (.59) | (.62) | (.62) | (.62) |
| Net asset value, end of period | 14.35 | 14.06 | 14.41 | 13.94 | 13.69 |
| **Total Return (%)[d]** | 6.16 | 1.69 | 7.96 | 6.48 | 11.32 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .97 | .88 | .94 | .95 | 1.10 |
| Ratio of net expenses to average net assets | .96 | .88 | .94 | .94 | .92 |
| Ratio of net investment income to average net assets | 3.95 | 4.13 | 4.37 | 4.47 | 4.65 |
| Portfolio Turnover Rate | 3.39 | 11.62 | 25.52 | 52.76 | 8.55 |
| Net Assets, end of period ($ x 1,000) | 89,691 | 99,251 | 109,664 | 112,641 | 117,133 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.45% to 4.47%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Amount represents less than $.01 per share.*

[d]  *Exclusive of sales charge.*

*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.06 | 14.40 | 13.93 | 13.68 | 12.87 |
| Investment Operations: | | | | | |
| Investment income−net | .49[b] | .52[b] | .55[b] | .55[b] | .55 |
| Net realized and unrealized gain (loss) on investments | .28 | (.34) | .47 | .25 | .81 |
| Total from Investment Operations | .77 | .18 | 1.02 | .80 | 1.36 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.49) | (.52) | (.55) | (.55) | (.55) |
| Dividends from net realized gain on investments | − | − | − | (.00)[c] | (.00)[c] |
| Total Distributions | (.49) | (.52) | (.55) | (.55) | (.55) |
| Net asset value, end of period | 14.34 | 14.06 | 14.40 | 13.93 | 13.68 |
| **Total Return (%)[d]** | 5.56 | 1.25 | 7.43 | 5.94 | 10.78 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.46 | 1.38 | 1.43 | 1.45 | 1.61 |
| Ratio of net expenses to average net assets | 1.46 | 1.38 | 1.43 | 1.44 | 1.42 |
| Ratio of net investment income to average net assets | 3.45 | 3.64 | 3.86 | 3.96 | 4.16 |
| Portfolio Turnover Rate | 3.39 | 11.62 | 25.52 | 52.76 | 8.55 |
| Net Assets, end of period ($ x 1,000) | 8,542 | 10,193 | 13,012 | 9,332 | 9,792 |

[a]   As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.94% to 3.96%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]   Based on average shares outstanding at each month end.

[c]   Amount represents less than $.01 per share.

[d]   Exclusive of sales charge.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.06 | 14.41 | 13.94 | 13.69 | 12.88 |
| Investment Operations: | | | | | |
| Investment income–net | .46[b] | .49[b] | .51[b] | .51[b] | .52 |
| Net realized and unrealized gain (loss) on investments | .29 | (.35) | .47 | .26 | .81 |
| Total from Investment Operations | .75 | .14 | .98 | .77 | 1.33 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.46) | (.49) | (.51) | (.52) | (.52) |
| Dividends from net realized gain on investments | – | – | – | (.00)[c] | (.00)[c] |
| Total Distributions | (.46) | (.49) | (.51) | (.52) | (.52) |
| Net asset value, end of period | 14.35 | 14.06 | 14.41 | 13.94 | 13.69 |
| **Total Return (%)[d]** | 5.39 | .94 | 7.17 | 5.68 | 10.50 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.69 | 1.61 | 1.68 | 1.68 | 1.88 |
| Ratio of net expenses to average net assets | 1.68 | 1.61 | 1.68 | 1.67 | 1.67 |
| Ratio of net investment income to average net assets | 3.22 | 3.38 | 3.62 | 3.69 | 3.83 |
| Portfolio Turnover Rate | 3.39 | 11.62 | 25.52 | 52.76 | 8.55 |
| Net Assets, end of period ($ x 1,000) | 4,871 | 4,659 | 3,897 | 2,663 | 1,004 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Amount represents less than $.01 per share.*

[d]  *Exclusive of sales charge.*

*See notes to financial statements.*

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series, including the Florida Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $74,944, accumulated capital losses $720,665 and unrealized appreciation $4,544,840.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $4,202,392 and $4,923,604, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $5,694 from commissions earned on sales of the fund's Class A shares and $33,600 and $717 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $45,720 and $35,803, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $236,515, $22,860 and $11,934, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $53,550 pursuant to the transfer agency agreement.

The components of Due to the Dreyfus Corporation and affiliates consist of: management fees $46,542, Rule 12b-1 distribution plan fees $6,496 and shareholder services plan fees $21,156.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $3,565,440 and $17,853,368, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $96,887,602; accordingly, accumulated net unrealized appreciation on investments was $4,544,840, consisting of $4,557,028 gross unrealized appreciation and $12,188 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Florida Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Florida Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Florida Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends'' (not subject to regular Federal and, for individuals who are Florida residents, not subject to taxation by Florida).

As required by Federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on form 1099-DIV which will be mailed by January 31, 2006.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

————————

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

**Ernest Kafka (72)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and
  adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

———————————

**Nathan Leventhal (62)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Florida Series**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



# Dreyfus Premier State Municipal Bond Fund, Maryland Series

**ANNUAL REPORT** April 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Maryland Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Maryland Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.03% for Class A shares, 5.49% for Class B shares and 5.31% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Maryland Municipal Debt Funds category, and the average total return for all funds reported in this category was 5.21% for the reporting period.[3]

Although higher interest rates and intensifying inflationary pressures caused short- and intermediate-term bonds to lose some of their value, longer-term municipal bond prices remained stable over the reporting period. The fund produced higher returns than its Lipper category average, primarily due to its light exposure to short-term bonds and strong income from its seasoned holdings. The fund under-performed its benchmark, however, primarily because the Index contains bonds from many states, not just Maryland, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Maryland state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Maryland income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Short-term interest rates rose steadily as the Federal Reserve Board (the "Fed") moved away from its previously accommodative monetary policy as a stronger U.S. economy, recovering labor market and rising energy prices suggested that inflationary pressures might rise. In fact, the Fed raised the overnight federal funds rate at each of seven meetings of the Federal Open Market Committee between June 2004 and April 2005, driving short-term rates from 1% to 2.75%.

Historically, fixed-income securities across the full maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different, with long-term bond prices remaining virtually unchanged while shorter-term bond prices declined. Longer-term bonds appeared to benefit from the Fed's unusual candor in signaling its intentions well ahead of actual policy changes, which removed a degree of uncertainty from the market.

Municipal bonds also benefited during the reporting period from better fiscal conditions for many issuers, including those in Maryland. Higher tax revenues in the recovering economy helped Maryland maintain a healthy credit profile, and the supply of newly issued securities remained relatively sparse.

In this environment, the fund continued to enjoy higher levels of income from its core, seasoned holdings than are currently available from newly issued securities. In addition, the fund benefited from refunding activity among some of its holdings as issuers took advantage of low borrowing rates to refinance existing debt.

Finally, we successfully cushioned the eroding effects of higher interest rates by maintaining relatively light positions toward the shorter end of the fund's maturity range. Instead, we emphasized bonds in the 15- to 20-year range, where volatility proved to be relatively muted. However, some of the benefits of that focus were offset by the fund's relatively light holdings in the 20- to 30-year range, where returns were particularly attractive.

### What is the fund's current strategy?

Just days after the end of the reporting period, the Fed implemented its eighth consecutive rate hike, raising the federal funds rate to 3%. Most analysts believe that additional increases are likely. Accordingly, we have maintained a generally cautious investment posture designed to weather potential volatility until the Fed indicates that the current tightening cycle is finished.

May 16, 2005

---

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Maryland residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Maryland Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Maryland municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Maryland municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 1.26% | 4.80% | 4.92% | |
| *without sales charge* | | 6.03% | 5.76% | 5.40% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge* † | | 1.49% | 4.90% | 5.07% | |
| *without redemption* | | 5.49% | 5.23% | 5.07% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge* †† | 8/15/95 | 4.31% | 4.96% | – | 4.49% |
| *without redemption* | 8/15/95 | 5.31% | 4.96% | – | 4.49% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Maryland Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    4.64 | $    7.18 | $    8.42 |
| Ending value (after expenses) | $1,013.80 | $1,011.20 | $1,009.90 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    4.66 | $    7.20 | $    8.45 |
| Ending value (after expenses) | $1,020.18 | $1,017.65 | $1,016.41 |

† Expenses are equal to the fund's annualized expense ratio of .93% for Class A, 1.44% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—97.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Maryland—95.2%** | | |
| Anne Arundel County: | | |
| EDR (Community College) 5%, 9/1/2017 | 2,255,000 | 2,414,654 |
| Special Obligation: | | |
| (Arundel Mills) 5.125%, 7/1/2021 | 1,000,000 | 1,092,520 |
| (National Business Park): | | |
| 5.125%, 7/1/2021 | 1,000,000 | 1,092,520 |
| 5.125%, 7/1/2023 | 1,125,000 | 1,223,651 |
| Baltimore, Port Facilities Revenue (Consolidated Coal Sales Co.) 6.50%, 12/1/2010 | 4,090,000 | 4,177,158 |
| Baltimore Board of School Commissioners School Systems Revenue: | | |
| 5%, 5/1/2016 | 1,500,000 | 1,628,640 |
| 5%, 5/1/2017 | 1,265,000 | 1,371,386 |
| Baltimore City Housing Corp., MFHR 7.25%, 7/1/2023 (Insured; FHA) (Collateralized; FNMA) | 2,810,000 | 2,870,274 |
| Gaithersburg, Hospital Facilities Improvement Revenue (Shady Grove) 6.50%, 9/1/2012 (Insured; FSA) | 10,000,000 | 11,487,300 |
| Howard County: | | |
| (Consolidated Public Improvement): | | |
| 5%, 8/15/2015 | 2,600,000 | 2,870,738 |
| 5%, 8/15/2016 | 1,000,000 | 1,098,750 |
| 5%, 8/15/2018 | 1,500,000 | 1,633,995 |
| 5%, 8/15/2019 | 1,000,000 | 1,086,220 |
| 5.25%, 8/15/2021 (Prerefunded 2/15/2012) | 835,000 [a] | 934,958 |
| COP 8.15%, 2/15/2020 | 605,000 | 875,744 |
| (Metropolitan District): | | |
| 5.25%, 8/15/2019 | 1,545,000 | 1,697,847 |
| 5.25%, 8/15/2019 (Prerefunded 2/15/2012) | 155,000 [a] | 173,555 |
| Hyattsville, Special Obligation (University Town Center) 5.75%, 7/1/2034 | 3,000,000 | 3,054,960 |
| Maryland Community Development Administration, Department of Housing and Community Development: | | |
| 5.60%, 7/1/2033 | 1,200,000 | 1,236,804 |
| Housing Revenue 5.95%, 7/1/2023 | 3,040,000 | 3,141,506 |
| Multi-Family Housing (Insured Mortgage) 6.70%, 5/15/2036 (Insured; FHA) | 7,710,000 | 7,877,384 |
| Residential: | | |
| 5.50%, 9/1/2014 | 890,000 | 911,191 |
| 5.30%, 9/1/2016 | 5,000,000 | 5,190,350 |
| 5.90%, 9/1/2019 | 2,000,000 | 2,059,300 |
| 5.85%, 9/1/2021 (Insured; FHA) | 7,500,000 | 7,842,525 |
| 5.70%, 9/1/2022 | 5,340,000 | 5,414,974 |
| 5.60%, 9/1/2028 | 5,000,000 | 5,208,200 |
| Single Family Program 4.95%, 4/1/2015 | 4,605,000 | 4,796,844 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Maryland (continued)** | | |
| Maryland Economic Development Corp., Revenue: | | |
| Lease: | | |
| 5%, 9/15/2014 | 1,000,000 | 1,099,210 |
| 5%, 9/15/2015 | 2,025,000 | 2,205,124 |
| 5%, 9/15/2016 | 1,290,000 | 1,403,004 |
| (Aviation Administration Facilities): | | |
| 5.50%, 6/1/2016 (Insured; FSA) | 3,120,000 | 3,434,933 |
| 5.50%, 6/1/2018 (Insured; FSA) | 2,535,000 | 2,783,531 |
| 5.375%, 6/1/2019 (Insured; FSA) | 9,530,000 | 10,347,388 |
| (Montgomery County Wayne Avenue): | | |
| 5.25%, 9/15/2014 | 5,000,000 | 5,576,800 |
| 5.25%, 9/15/2016 | 2,940,000 | 3,240,733 |
| Student Housing: | | |
| (Frostburg State University) 6%, 10/1/2024 | 5,000,000 | 5,243,000 |
| (Morgan State University) 6%, 7/1/2022 | 2,950,000 | 3,186,649 |
| (University of Maryland College Park) 6%, 6/1/2021 | 1,760,000 | 1,906,854 |
| (University Village at Sheppard Pratt): | | |
| 5.875%, 7/1/2021 (Insured; ACA) | 1,750,000 | 1,894,060 |
| 6%, 7/1/2033 (Insured; ACA) | 1,750,000 | 1,894,900 |
| Maryland Health and Higher Educational Facilities Authority, Revenue: | | |
| (Carroll County General Hospital): | | |
| 6%, 7/1/2018 | 500,000 | 543,905 |
| 6%, 7/1/2019 | 665,000 | 721,705 |
| 6%, 7/1/2020 | 750,000 | 812,280 |
| 6%, 7/1/2021 | 550,000 | 594,104 |
| (Institute College of Art) 5.50%, 6/1/2021 | 335,000 | 354,574 |
| (Johns Hopkins Hospital) 5%, 11/15/2019 | 7,600,000 | 8,060,560 |
| (Loyola College Issue) | | |
| 5.375%, 10/1/2026 (Insured; MBIA) | 1,710,000 | 1,791,003 |
| (Union Hospital of Cecil County) 6.70%, 7/1/2009 | 1,990,000 | 2,106,216 |
| (University of Maryland Medical Systems): | | |
| 5%, 7/1/2016 (Insured; AMBAC) | 1,075,000 | 1,168,772 |
| 5%, 7/1/2017 (Insured; AMBAC) | 500,000 | 542,480 |
| 5.75%, 7/1/2017 | 3,000,000 | 3,278,400 |
| 6%, 7/1/2022 | 2,000,000 | 2,203,260 |
| 7%, 7/1/2022 (Insured; FGIC) | 4,500,000 | 5,967,585 |
| 5%, 7/1/2024 (Insured; AMBAC) | 1,000,000 | 1,071,810 |
| 6%, 7/1/2032 | 3,000,000 | 3,273,990 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Maryland (continued)** | | |
| Maryland Industrial Development Financing Authority, EDR (Medical Waste Association) 8.75%, 11/15/2010 | 630,000 [b] | 443,753 |
| Maryland State and Local Loan Facilities: | | |
| 5%, 8/1/2016 | 10,000,000 | 10,954,200 |
| 5%, 8/1/2017 | 1,200,000 | 1,313,616 |
| Montgomery County: | | |
| 5.25%, 10/1/2015 | 2,000,000 | 2,213,880 |
| Consolidated Public Improvement | | |
| 5%, 2/1/2019 | 7,650,000 | 8,310,883 |
| Special Obligation (West Germantown Development District): | | |
| 5.375%, 7/1/2020 (Insured; Radian) | 500,000 | 538,845 |
| 5.50%, 7/1/2027 (Insured; Radian) | 2,975,000 | 3,202,379 |
| Montgomery County Housing Opportunities Commission, SFMR: | | |
| Zero Coupon, 7/1/2028 | 41,025,000 | 11,420,540 |
| Zero Coupon, 7/1/2033 | 3,060,000 | 605,788 |
| Morgan State University, Academic and Auxiliary Facilities Fees Revenue: | | |
| 5%, 7/1/2020 (Insured; FGIC) | 500,000 | 542,625 |
| 5%, 7/1/2022 (Insured; FGIC) | 1,000,000 | 1,080,730 |
| Northeast Waste Disposal Authority: | | |
| RRR (Hartford County Resource Recovery Facility): | | |
| 5.25%, 3/15/2013 (Insured; AMBAC) | 1,400,000 | 1,502,844 |
| 5.25%, 3/15/2014 (Insured; AMBAC) | 1,220,000 | 1,302,875 |
| Solid Waste Revenue: | | |
| 5.50%, 4/1/2015 (Insured; AMBAC) | 7,000,000 | 7,669,340 |
| 5.50%, 4/1/2016 (Insured; AMBAC) | 8,000,000 | 8,731,040 |
| (Montgomery County Resource Recovery) | | |
| 6%, 7/1/2008 | 2,720,000 | 2,903,355 |
| Prince Georges County (Consolidated Public Improvement) 5%, 12/1/2016 | 2,650,000 | 2,929,257 |
| Washington Suburban Sanitary District (General Construction): | | |
| 5%, 6/1/2015 | 5,000,000 | 5,422,050 |
| 5%, 6/1/2016 | 1,500,000 | 1,626,615 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Related—2.0%** | | |
| Puerto Rico Commonwealth, Public Improvement 5.125%, 7/1/2030 (Insured; FSA) | 1,970,000 | 2,094,918 |
| Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026 (Insured; FSA) | 1,500,000 | 1,606,500 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue 5%, 7/1/2016 (Insured; AMBAC) | 1,275,000 | 1,342,805 |
| **Total Long-Term Municipal Investments** (cost $228,898,847) | | **238,929,616** |
| **Short-Term Municipal Investments—1.8%** | | |
| Baltimore County, EDR, VRDN (Garrison Forest School) 3.05% (LOC; SunTrust Bank) | 1,850,000 c | 1,850,000 |
| Maryland Economic Development Corp., VRDN: EDR (Federation of American Societies) 3.05% (LOC; SunTrust Bank) | 1,000,000 c | 1,000,000 |
| Revenue (U.S. Pharmacopeial) 3.12% (Insured; AMBAC) | 1,500,000 c | 1,500,000 |
| **Total Short-Term Municipal Investments** (cost $4,350,000) | | **4,350,000** |
| **Total Investments** (cost $233,248,847) | **99.0%** | **243,279,616** |
| **Cash and Receivables (Net)** | **1.0%** | **2,504,254** |
| **Net Assets** | **100.0%** | **245,783,870** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **FSA** | Financial Security Assurance |
| **AMBAC** | American Municipal Bond Assurance Corporation | **LOC** | Letter Of Credit |
| **COP** | Certificate of Participation | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **EDR** | Economic Development Revenue | **MFHR** | Multi-Family Housing Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **RRR** | Resources Recovery Revenue |
| **FHA** | Federal Housing Administration | **SFMR** | Single Family Mortgage Revenue |
| **FNMA** | Federal National Mortgage Association | **VRDN** | Variable Rate Demand Notes |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 44.8 |
| AA | | Aa | | AA | 38.9 |
| A | | A | | A | 8.4 |
| BBB | | Baa | | BBB | 5.3 |
| F1 | | MIG1/P1 | | SP1/ A1 | 1.2 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 1.4 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Non-income producing security.*

c *Securities payable on demand. Variable interest rate—subject to periodic change.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 233,248,847 | 243,279,616 |
| Interest receivable | | 3,117,545 |
| Receivable for shares of Beneficial Interest subscribed | | 185,517 |
| Prepaid expenses | | 8,090 |
| | | **246,590,768** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 180,449 |
| Cash overdraft due to Custodian | | 519,792 |
| Payable for shares of Beneficial Interest redeemed | | 39,088 |
| Accrued expenses | | 67,569 |
| | | **806,898** |
| **Net Assets ($)** | | **245,783,870** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 245,944,759 |
| Accumulated net realized gain (loss) on investments | | (10,191,658) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 10,030,769 |
| **Net Assets ($)** | | **245,783,870** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 202,322,784 | 37,811,045 | 5,650,041 |
| Shares Outstanding | 16,372,086 | 3,059,099 | 456,913 |
| **Net Asset Value Per Share ($)** | **12.36** | **12.36** | **12.37** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **12,446,207** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,417,154 |
| Shareholder servicing costs–Note 3(c) | 831,989 |
| Distribution fees–Note 3(b) | 267,231 |
| Professional fees | 35,021 |
| Custodian fees | 31,597 |
| Registration fees | 26,366 |
| Prospectus and shareholders' reports | 18,073 |
| Trustees' fees and expenses–Note 3(d) | 8,006 |
| Loan commitment fees–Note 2 | 2,150 |
| Miscellaneous | 24,113 |
| **Total Expenses** | **2,661,700** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (6,179) |
| **Net Expenses** | **2,655,521** |
| **Investment Income–Net** | **9,790,686** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 1,400,873 |
| Net unrealized appreciation (depreciation) on investments | 3,686,497 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **5,087,370** |
| **Net Increase in Net Assets Resulting from Operations** | **14,878,056** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income—net | 9,790,686 | 11,641,422 |
| Net realized gain (loss) on investments | 1,400,873 | (10,207,784) |
| Net unrealized appreciation (depreciation) on investments | 3,686,497 | 4,335,773 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **14,878,056** | **5,769,411** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (8,087,286) | (9,371,556) |
| Class B shares | (1,504,657) | (2,029,091) |
| Class C shares | (191,378) | (206,694) |
| **Total Dividends** | **(9,783,321)** | **(11,607,341)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 15,149,538 | 10,511,729 |
| Class B shares | 1,381,990 | 4,768,341 |
| Class C shares | 547,189 | 1,903,240 |
| Dividends reinvested: | | |
| Class A shares | 5,164,994 | 5,780,749 |
| Class B shares | 882,042 | 1,111,206 |
| Class C shares | 89,651 | 102,558 |
| Cost of shares redeemed: | | |
| Class A shares | (35,091,645) | (33,124,796) |
| Class B shares | (15,464,752) | (12,502,735) |
| Class C shares | (1,298,861) | (1,811,478) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(28,639,854)** | **(23,261,186)** |
| **Total Increase (Decrease) in Net Assets** | **(23,545,119)** | **(29,099,116)** |
| **Net Assets ($):** | | |
| Beginning of Period | 269,328,989 | 298,428,105 |
| **End of Period** | **245,783,870** | **269,328,989** |

|  | Year Ended April 30, | |
|  | 2005 | 2004 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A [a]** | | |
| Shares sold | 1,233,845 | 852,383 |
| Shares issued for dividends reinvested | 420,261 | 470,567 |
| Shares redeemed | (2,861,665) | (2,693,120) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,207,559)** | **(1,370,170)** |
| **Class B [a]** | | |
| Shares sold | 112,373 | 385,739 |
| Shares issued for dividends reinvested | 71,785 | 90,451 |
| Shares redeemed | (1,262,263) | (1,017,997) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,078,105)** | **(541,807)** |
| **Class C** | | |
| Shares sold | 45,100 | 154,534 |
| Shares issued for dividends reinvested | 7,291 | 8,347 |
| Shares redeemed | (105,628) | (147,797) |
| **Net Increase (Decrease) in Shares Outstanding** | **(53,237)** | **15,084** |

[a] *During the period ended April 30, 2005, 572,057 Class B shares representing $7,018,405 were automatically converted to 572,161 Class A shares and during the period ended April 30, 2004, 266,253 Class B shares representing $3,267,448 were automatically converted to 266,320 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.12 | 12.37 | 11.82 | 11.94 | 11.74 |
| Investment Operations: | | | | | |
| Investment income−net | .48[b] | .51[b] | .55[b] | .59[b] | .62 |
| Net realized and unrealized gain (loss) on investments | .24 | (.25) | .55 | (.10) | .20 |
| Total from Investment Operations | .72 | .26 | 1.10 | .49 | .82 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.48) | (.51) | (.55) | (.59) | (.62) |
| Dividends from net realized gain on investments | − | − | (.00)[c] | (.02) | (.00)[c] |
| Total Distributions | (.48) | (.51) | (.55) | (.61) | (.62) |
| Net asset value, end of period | 12.36 | 12.12 | 12.37 | 11.82 | 11.94 |
| **Total Return (%)[d]** | 6.03 | 2.12 | 9.49 | 4.19 | 7.14 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .93 | .92 | .93 | .92 | .91 |
| Ratio of net expenses to average net assets | .93 | .92 | .93 | .92 | .91 |
| Ratio of net investment income to average net assets | 3.90 | 4.15 | 4.53 | 4.93 | 5.22 |
| Portfolio Turnover Rate | 4.33 | 20.40 | 32.27 | 35.83 | 14.74 |
| Net Assets, end of period ($ x 1,000) | 202,323 | 213,004 | 234,408 | 228,669 | 228,111 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.92% to 4.93%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Exclusive of sales charge.*

*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.12 | 12.37 | 11.83 | 11.94 | 11.74 |
| Investment Operations: | | | | | |
| Investment income—net | .42[b] | .45[b] | .49[b] | .53[b] | .56 |
| Net realized and unrealized gain (loss) on investments | .24 | (.25) | .54 | (.09) | .20 |
| Total from Investment Operations | .66 | .20 | 1.03 | .44 | .76 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.42) | (.45) | (.49) | (.53) | (.56) |
| Dividends from net realized gain on investments | – | – | (.00)[c] | (.02) | (.00)[c] |
| Total Distributions | (.42) | (.45) | (.49) | (.55) | (.56) |
| Net asset value, end of period | 12.36 | 12.12 | 12.37 | 11.83 | 11.94 |
| **Total Return (%)[d]** | 5.49 | 1.61 | 8.86 | 3.75 | 6.60 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.43 | 1.42 | 1.44 | 1.43 | 1.42 |
| Ratio of net expenses to average net assets | 1.43 | 1.42 | 1.44 | 1.43 | 1.42 |
| Ratio of net investment income to average net assets | 3.40 | 3.65 | 4.01 | 4.41 | 4.69 |
| Portfolio Turnover Rate | 4.33 | 20.40 | 32.27 | 35.83 | 14.74 |
| Net Assets, end of period ($ x 1,000) | 37,811 | 50,140 | 57,892 | 52,833 | 47,095 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.39% to 4.41%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Amount represents less than $.01 per share.

[d]  Exclusive of sales charge.

See notes to financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.12 | 12.38 | 11.83 | 11.94 | 11.75 |
| Investment Operations: | | | | | |
| Investment income—net | .39[b] | .41[b] | .46[b] | .50[b] | .53 |
| Net realized and unrealized<br>  gain (loss) on investments | .25 | (.26) | .55 | (.09) | .19 |
| Total from Investment Operations | .64 | .15 | 1.01 | .41 | .72 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.39) | (.41) | (.46) | (.50) | (.53) |
| Dividends from net realized<br>  gain on investments | – | – | (.00)[c] | (.02) | (.00)[c] |
| Total Distributions | (.39) | (.41) | (.46) | (.52) | (.53) |
| Net asset value, end of period | 12.37 | 12.12 | 12.38 | 11.83 | 11.94 |
| **Total Return (%)[d]** | 5.31 | 1.26 | 8.66 | 3.48 | 6.23 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>  to average net assets | 1.69 | 1.68 | 1.70 | 1.67 | 1.67 |
| Ratio of net expenses<br>  to average net assets | 1.69 | 1.68 | 1.70 | 1.67 | 1.67 |
| Ratio of net investment income<br>  to average net assets | 3.14 | 3.37 | 3.74 | 4.15 | 4.43 |
| Portfolio Turnover Rate | 4.33 | 20.40 | 32.27 | 35.83 | 14.74 |
| Net Assets, end of period ($ x 1,000) | 5,650 | 6,185 | 6,128 | 4,194 | 3,264 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.13% to 4.15%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Amount represents less than $.01 per share.

[d]  Exclusive of sales charge.

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Maryland Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $52,547, undistributed ordinary income $65,821, accumulated capital losses $10,257,479 and unrealized appreciation $10,030,769.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $519,666 of the carryover expires in fiscal 2010, $982,277 expires in fiscal 2011, $1,838,009 expires in fiscal 2012 and $6,917,527 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004 were as follows: tax exempt income $9,783,321 and $11,607,341, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $7,365, increased accumulated net realized gain (loss) on investments by $67,175 and decreased paid-in capital by $59,810. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $9,767 from commissions earned on sales of the fund's Class A shares and $125,740 and $1,876 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $221,509 and $45,722, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $518,166, $110,754 and $15,241, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $126,184 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $110,866, Rule 12b-1 distribution plan fees $19,190 and shareholder services plan fees $50,393.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $10,767,997 and $32,015,929, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $233,248,847; accordingly, accumulated net unrealized appreciation on investments was $10,030,769, consisting of $11,286,121 gross unrealized appreciation and $1,255,352 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Maryland Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Maryland Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Maryland Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Maryland residents, Maryland personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

---

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

---

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

————————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

Dreyfus Premier State
Municipal Bond Fund,
Maryland Series
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0052AR0405

# Dreyfus Premier State Municipal Bond Fund, Massachusetts Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

# Contents

Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Massachusetts Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, James Welch.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

James Welch, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Massachusetts Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 7.54% for Class A shares, 6.89% for Class B shares and 6.74% for Class C shares, and from its inception on October 20, 2004, through April 30, 2004, the fund's Class Z shares achieved a total return of 2.23%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Massachusetts Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 6.13%.[3]

On October 20, 2004, the fund began to offer Class Z shares generally only to shareholders of Dreyfus Massachusetts Tax Exempt Bond Fund, Inc. — which transferred all of its assets into the fund and then ceased operations.

Despite rising interest rates and inflationary pressures, longer-term municipal bonds fared relatively well over the reporting period. The fund's returns were generally higher than its benchmark and Lipper category average, due to our emphasis on high-quality securities, which helped us manage risk, and a reduction in the fund's average duration, which helped cushion the eroding effects of rising interest rates.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Massachusetts state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Massachusetts state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environments. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

The reporting period began and ended with heightened volatility. In the spring of 2004, strengthening labor markets and rising commodity prices rekindled investors' inflation concerns. In response, in late June 2004 the Federal Reserve Board (the "Fed") implemented its first increase in the overnight federal funds rate in approximately four years. Six additional rate hikes followed, and by the end of April 2005 the federal funds rate had climbed from 1% to 2.75%.

However, unlike previous moves toward higher interest rates, longer-term bond yields declined over the second half of 2004 as investors apparently believed that the moderate pace of economic recovery was not strong enough to ignite an acceleration of inflation. That attitude seemed to change in 2005, when the Fed noted a return of pricing power for many businesses and volatility returned to the municipal bond market.

The fund's performance also was positively influenced by higher tax revenues for Massachusetts in the recovering economy, which relieved much of the fiscal pressure the state had experienced during the downturn. In fact, the state ended its most recent fiscal year with a budget surplus that approached record levels, and one of the major bond rating agencies recently upgraded Massachusetts' credit rating.

As interest rates rose, we attempted to adopt a more defensive posture by reducing the fund's average duration toward a range that was closer to industry averages. We also attempted to upgrade the fund's credit quality whenever possible, which made sense in an environment characterized by unusually narrow yield differences among bonds with different credit ratings. When purchasing new securities, we tended to favor state obligations over local ones as the state's credit profile improved. In addition, we focused primarily on income-oriented, premium-priced, callable bonds that historically have tended to hold up well during market declines.

### What is the fund's current strategy?

Just days after the reporting period ended, the Fed raised short-term interest rates for the eighth consecutive time, and additional increases are expected. Accordingly, we have maintained the fund's relatively defensive investment posture, including a focus on premium bonds and an emphasis on credit quality.

May 16, 2005

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Massachusetts residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided for Class Z shares reflects the absorption of expenses by The Dreyfus Corporation pursuant to an agreement in effect until at least April 30, 2006. Had these expenses not been absorbed, the return would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C and Class Z shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*
*The fund invests primarily in Massachusetts municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Massachusetts municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Actual Aggregate Total Returns *as of 4/30/05*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class Z shares** | **10/20/04** | **–** | **–** | **–** | **2.23%** |

## Average Annual Total Returns *as of 4/30/05*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | **2.71%** | **5.92%** | **5.36%** | |
| *without sales charge* | | **7.54%** | **6.89%** | **5.84%** | |
| **Class B shares** | | | | | |
| *with applicable redemption charge* † | | **2.89%** | **6.03%** | **5.52%** | |
| *without redemption* | | **6.89%** | **6.34%** | **5.52%** | |
| **Class C shares** | | | | | |
| *with applicable redemption charge* †† | **8/15/95** | **5.74%** | **6.04%** | **–** | **4.97%** |
| *without redemption* | **8/15/95** | **6.74%** | **6.04%** | **–** | **4.97%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Massachusetts Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.66 | $ 7.21 | $ 8.35 | $ 3.81 |
| Ending value (after expenses) | $1,021.00 | $1,018.40 | $1,017.30 | $1,021.90 |

## COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C | Class Z |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.66 | $ 7.20 | $ 8.35 | $ 3.81 |
| Ending value (after expenses) | $1,020.18 | $1,017.65 | $1,016.51 | $1,021.03 |

† *Expenses are equal to the fund's annualized expense ratio of .93% for Class A, 1.44% for Class B, 1.67% for Class C and .76% for Class Z; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—98.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts—92.3%** | | |
| Bellingham: | | |
| 5%, 3/1/2017 (Insured; AMBAC) | 1,945,000 | 2,109,254 |
| 5%, 3/1/2018 (Insured; AMBAC) | 2,040,000 | 2,210,033 |
| 5%, 3/1/2019 (Insured; AMBAC) | 2,140,000 | 2,318,369 |
| 5%, 3/1/2020 (Insured; AMBAC) | 2,245,000 | 2,394,046 |
| Boston 5.75%, 2/1/2020 (Prerefunded 2/1/2010) | 3,945,000 [a] | 4,413,350 |
| Boston Industrial Development Financing Authority, Sewer Facility Revenue (Harbor Electric Energy Co. Project) 7.375%, 5/15/2015 | 2,140,000 | 2,147,062 |
| Brookline 5.25%, 4/1/2020 | 3,860,000 | 4,184,510 |
| Greater Lawrence Sanitation District 5.75%, 6/15/2014 (Insured; MBIA) | 1,425,000 | 1,603,253 |
| Holliston 5.25%, 4/1/2020 (Insured; MBIA) | 1,655,000 | 1,805,704 |
| Hopkinton: | | |
| 5%, 9/1/2017 | 1,735,000 | 1,868,543 |
| 5%, 9/1/2018 | 1,735,000 | 1,866,201 |
| 5%, 9/1/2019 | 1,735,000 | 1,866,201 |
| 5%, 9/1/2020 | 1,735,000 | 1,847,723 |
| Marblehead: | | |
| 5%, 8/15/2023 | 1,835,000 | 1,968,056 |
| 5%, 8/15/2024 | 1,925,000 | 2,058,441 |
| Massachusetts, Consolidated Loan: | | |
| 5%, 3/1/2016 | 3,000,000 | 3,266,070 |
| 5.375%, 8/1/2021 (Insured; MBIA) (Prerefunded 8/1/2012) | 1,000,000 [a] | 1,119,310 |
| 5.125%, 3/1/2022 (Insured; FSA) (Prerefunded 3/1/2012) | 3,000,000 [a] | 3,301,350 |
| 5.375%, 8/1/2022 (Insured; MBIA) (Prerefunded 8/1/2012) | 30,000 [a] | 33,579 |
| 5%, 3/1/2025 | 1,000,000 | 1,059,160 |
| Massachusetts Bay Transportation Authority: | | |
| Assessment Revenue: | | |
| 5.25%, 7/1/2030 (Prerefunded 7/1/2010) | 5,255,000 [a] | 5,789,539 |
| 5.25%, 7/1/2030 | 1,495,000 | 1,598,738 |
| 5%, 7/1/2034 | 2,000,000 | 2,101,200 |
| (General Transportation Systems): | | |
| 6.20%, 3/1/2016 | 2,055,000 | 2,440,580 |
| 7%, 3/1/2021 | 1,000,000 | 1,275,650 |
| Sales Tax Revenue 5%, 7/1/2022 (Prerefunded 7/1/2012) | 1,000,000 [a] | 1,103,370 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts College Building Authority, Project Revenue: | | |
| 5.25%, 5/1/2020 (Insured; XLCA) | 2,815,000 | 3,038,398 |
| Zero Coupon, 5/1/2026 (Insured; MBIA) | 5,385,000 | 2,000,528 |
| Massachusetts Development Finance Agency, Revenue: | | |
| (Assumption College) | | |
| 6%, 3/1/2030 (Insured; AGIC) | 1,905,000 | 2,106,206 |
| (College of Pharmacy) | | |
| 6.75%, 7/1/2030 (Prerefunded 1/1/2010) | 2,000,000 [a] | 2,337,700 |
| (Landmark School) 5.25%, 6/1/2029 | 1,100,000 | 1,131,691 |
| (Massachusetts College of Pharmacy) | | |
| 6.375%, 7/1/2023 | 1,000,000 | 1,115,730 |
| (Mount Holyoke College) 5.25%, 7/1/2031 | 5,000,000 | 5,283,950 |
| (Neville Communities): | | |
| 5.75%, 6/20/2022 (Collateralized; GNMA) | 600,000 | 676,518 |
| 6%, 6/20/2044 (Collateralized; GNMA) | 1,500,000 | 1,669,200 |
| Resource Recovery (Ogden Haverhill Project) | | |
| 5.50%, 12/1/2019 | 1,200,000 | 1,227,060 |
| Massachusetts Educational Financing Authority, Education Loan Revenue | | |
| 5.85%, 7/1/2014 (Insured; AMBAC) | 550,000 | 554,103 |
| Massachusetts Health and Educational Facilities Authority, Revenue: | | |
| (Community College Program) | | |
| 5.25%, 10/1/2026 (Insured; AMBAC) | 2,845,000 | 3,045,345 |
| (Daughters of Charity) | | |
| 6.10%, 7/1/2014 (Prerefunded 7/1/2006) | 1,100,000 [a] | 1,117,831 |
| (Harvard University): | | |
| 5%, 7/15/2022 | 2,945,000 | 3,141,049 |
| 6%, 7/1/2035 (Prerefunded 7/1/2010) | 2,500,000 [a] | 2,867,150 |
| (Healthcare Systems −−Covenant Health) | | |
| 6%, 7/1/2022 | 5,100,000 | 5,499,330 |
| (Massachusetts Institute of Technology): | | |
| 5%, 7/1/2023 | 1,905,000 | 2,137,410 |
| 5.50%, 7/1/2032 | 2,160,000 | 2,593,706 |
| (Medical Academic and Scientific) | | |
| 6.625%, 1/1/2015 | 2,500,000 | 2,609,150 |
| (Milford-Whitinsville Hospital) | | |
| 6.50%, 7/15/2023 | 2,250,000 | 2,432,993 |
| (New England Medical Center Hospital) | | |
| 5.375%, 5/15/2017 (Insured; FGIC) | 1,950,000 | 2,130,044 |
| (Newton−Wellesley Hospital) | | |
| 5.875%, 7/1/2015 (Insured; MBIA) | 2,000,000 | 2,049,360 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Health and Educational | | |
|   Facilities Authority, Revenue (continued): | | |
|     (Partners Healthcare System): | | |
|       6%, 7/1/2016 | 1,520,000 | 1,707,264 |
|       6%, 7/1/2017 | 1,145,000 | 1,288,079 |
|       5%, 7/1/2020 | 1,200,000 | 1,269,156 |
|       5.75%, 7/1/2032 | 1,350,000 | 1,477,710 |
|     (Schepens Eye Research) 6.50%, 7/1/2028 | 2,135,000 | 2,387,720 |
|     (Simmons College) 5%, 10/1/2023 (Insured; FGIC) | 1,000,000 | 1,071,390 |
|     (Springfield College) | | |
|       5.125%, 10/15/2023 (Insured; AGIC) | 1,100,000 | 1,170,796 |
|     (Tufts University): | | |
|       5.50%, 8/15/2017 | 1,700,000 | 1,968,056 |
|       5.50%, 8/15/2018 | 1,625,000 | 1,888,039 |
|       5.25%, 2/15/2030 | 2,000,000 | 2,105,620 |
|     (Wheaton College): | | |
|       5%, 7/1/2016 | 1,255,000 | 1,355,500 |
|       5%, 7/1/2018 | 1,375,000 | 1,470,906 |
|       5%, 7/1/2019 | 1,165,000 | 1,242,589 |
| Massachusetts Housing Finance Agency: | | |
|   Housing: | | |
|     5%, 12/1/2026 | 1,250,000 | 1,276,038 |
|     5%, 6/1/2030 | 1,000,000 | 1,012,340 |
|   Housing Development | | |
|     5.40%, 6/1/2020 (Insured; MBIA) | 345,000 | 355,895 |
|   Housing Projects: | | |
|     6.30%, 10/1/2013 (Insured; AMBAC) | 20,000 | 20,031 |
|     6.375%, 4/1/2021 | 30,000 | 30,041 |
|   Housing Revenue: | | |
|     5%, 12/1/2024 | 1,620,000 | 1,647,751 |
|     5.25%, 12/1/2033 | 2,000,000 | 2,064,400 |
|   Housing Revenue Rental Mortgage: | | |
|     6.50%, 7/1/2025 (Insured; AMBAC) | 1,245,000 | 1,272,639 |
|     6.45%, 1/1/2036 (Insured; AMBAC) | 2,135,000 | 2,182,098 |
|     6%, 7/1/2037 (Insured; AMBAC) | 4,900,000 | 5,028,527 |
| Massachusetts Industrial Finance Agency, Revenue: | | |
|   Health Care Facility | | |
|     (Metro Health Foundation, Inc. Project) | | |
|     6.75%, 12/1/2027 | 1,000,000 | 974,960 |
|   (Phillips Academy) | | |
|     5.375%, 9/1/2023 (Prerefunded 9/1/2008) | 1,500,000 [a] | 1,642,095 |
|   Resource Recovery (Ogden Haverhill Project) | | |
|     5.60%, 12/1/2019 | 2,000,000 | 2,052,780 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| Massachusetts Industrial Finance Agency, Revenue (continued): | | |
| Water Treatment (American Hingham) | | |
| 6.95%, 12/1/2035 | 2,790,000 | 2,952,071 |
| Massachusetts Water Pollution Abatement Trust: | | |
| 5.625%, 2/1/2017 (Prerefunded 2/1/2007) | 4,870,000 [a] | 5,147,493 |
| (Pool Program): | | |
| 5%, 8/1/2016 (Prerefunded 8/1/2012) | 980,000 [a] | 1,078,167 |
| 5%, 8/1/2016 | 20,000 | 21,554 |
| 5.375%, 8/1/2027 | 3,065,000 | 3,297,756 |
| 5.375%, 8/1/2027 (Prerefunded 8/1/2009) | 1,710,000 [a] | 1,879,974 |
| Massachusetts Water Resources Authority: | | |
| 5.20%, 8/1/2022 (Insured; MBIA) | | |
| (Prerefunded 8/1/2011) | 1,000,000 [a] | 1,112,000 |
| 5.25%, 8/1/2026 (Insured; MBIA) | 2,000,000 | 2,201,460 |
| 5%, 8/1/2029 (Insured; MBIA) | 2,000,000 | 2,128,620 |
| 5.75%, 8/1/2030 (Insured; FGIC) | | |
| (Prerefunded 8/1/2010) | 1,000,000 [a] | 1,131,800 |
| Medford 5%, 3/15/2019 (Insured; AMBAC) | 1,155,000 | 1,251,662 |
| Narragansett Regional School District 6.50%, 6/1/2016 (Insured; AMBAC) | 1,205,000 | 1,392,908 |
| New England Educational Loan Marketing Corporation, Student Loan Revenue 6.90%, 11/1/2009 | 1,000,000 | 1,068,870 |
| Northampton (School Project Loan Act of 1948) 5.75%, 5/15/2016 (Insured; MBIA) (Prerefunded 5/15/2006) | 1,520,000 [a] | 1,596,973 |
| Norwell 5%, 2/15/2020 (Insured; AMBAC) | 1,000,000 | 1,093,490 |
| Pittsfield 5.125%, 4/15/2022 (Insured; MBIA) | 1,500,000 | 1,634,010 |
| Route 3 North Transportation Improvement Association, LR 5.75%, 6/15/2018 (Insured; MBIA) (Prerefunded 6/15/2010) | 1,000,000 [a] | 1,124,910 |
| Sandwich: | | |
| 5%, 7/15/2018 (Insured; MBIA) | 1,575,000 | 1,736,611 |
| 5%, 7/15/2020 (Insured; MBIA) | 1,295,000 | 1,419,825 |
| Triton Regional School District: | | |
| 5.25%, 4/1/2019 (Insured; FGIC) | 1,420,000 | 1,566,203 |
| 5.25%, 4/1/2020 (Insured; FGIC) | 1,420,000 | 1,545,897 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Massachusetts (continued)** | | |
| University of Massachusetts Building Authority, Project Revenue 5.25%, 11/1/2015 (Insured; AMBAC) | 2,000,000 | 2,229,080 |
| Westfield 6.50%, 5/1/2017 (Insured; FGIC) (Prerefunded 5/1/2010) | 1,750,000 [a] | 2,041,480 |
| Woods Hole Marthas Vineyard and Nantucket Steamship Bonds 5%, 3/1/2019 | 4,070,000 | 4,420,590 |
| **U.S. Related—5.7%** | | |
| Commonwealth of Puerto Rico, Public Improvement 5.25%, 7/1/2017 | 1,460,000 | 1,660,881 |
| Puerto Rico Electric Power Authority, Power Revenue 5.125%, 7/1/2026 | 1,000,000 | 1,071,000 |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue: | | |
| 5.75%, 7/1/2019 (Insured; CIFG) | 2,000,000 | 2,291,320 |
| 5.75%, 7/1/2020 (Insured; CIFG) | 2,000,000 | 2,291,320 |
| 5.50%, 7/1/2023 | 1,000,000 | 1,102,050 |
| Puerto Rico Public Buildings Authority, Guaranteed Government Facilities Revenue: | | |
| 6.25%, 7/1/2015 (Insured; AMBAC) | 1,100,000 | 1,341,670 |
| 5.75%, 7/1/2022 | 1,900,000 | 2,240,917 |
| **Total Long-Term Investments** (cost $192,723,278) | | **205,548,726** |

| Short-Term Municipal Investments—.5% | | |
|---|---|---|
| **Massachusetts** | | |
| Massachusetts, VRDN (Central Artery) 3.03% (cost $1,000,000) | 1,000,000 [b] | **1,000,000** |
| **Total Investments** (cost $193,723,278) | **98.5%** | **206,548,726** |
| **Cash and Receivables (Net)** | **1.5%** | **3,126,708** |
| **Net Assets** | **100.0%** | **209,675,434** |

STATEMENT OF INVESTMENTS *(continued)*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AGIC** | Asset Guaranty Insurance Company | **GNMA** | Government National Mortgage Association |
| **AMBAC** | American Municipal Bond Assurance Corporation | **LR** | Lease Revenue |
| **CIFG** | CDC Ixix Financial Guaranty | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **FGIC** | Financial Guaranty Insurance Company | **VRDN** | Variable Rate Demand Notes |
| **FSA** | Financial Security Assurance | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | AAA | | AAA | 57.7 |
| AA | | Aa | | AA | 27.4 |
| A | | A | | A | 10.6 |
| BBB | | Baa | | BBB | 3.3 |
| F1 | | MIG1 / P1 | | SP1 / A1 | .5 |
| Not Rated[c] | | Not Rated[c] | | Not Rated[c] | .5 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Securities payable on demand. Variable interest rate—subject to periodic change.*

c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2005

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized (Depreciation) at 4/30/2005 ($) |
|---|---|---|---|---|
| **Financial Futures Sold Short** | | | | |
| U.S Treasury 10 Year Notes | 25 | 2,785,547 | June 2005 | **(53,591)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 193,723,278 | 206,548,726 |
| Cash | | 587,809 |
| Cash on Initial Margin–Note 4 | | 18,750 |
| Interest receivable | | 2,908,104 |
| Receivable for shares of Beneficial Interest subscribed | | 22,604 |
| Receivable for futures variation margin–Note 4(a) | | 6,250 |
| Prepaid expenses | | 13,385 |
| | | **210,105,628** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 93,702 |
| Payable for shares of Beneficial Interest redeemed | | 266,881 |
| Accrued expenses | | 69,611 |
| | | **430,194** |
| **Net Assets ($)** | | **209,675,434** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 196,633,176 |
| Accumulated net realized gain (loss) on investments | | 270,401 |
| Accumulated net unrealized appreciation (depreciation) on investments [including ($53,591) net unrealized (depreciation) on financial futures] | | 12,771,857 |
| **Net Assets ($)** | | **209,675,434** |

| **Net Asset Value Per Share** | | | | |
|---|---|---|---|---|
| | Class A | Class B | Class C | Class Z |
| Net Assets ($) | 51,884,152 | 6,239,399 | 4,213,632 | 147,338,251 |
| Shares Outstanding | 4,370,381 | 526,138 | 354,662 | 12,412,035 |
| **Net Asset Value Per Share ($)** | **11.87** | **11.86** | **11.88** | **11.87** |

*See notes to financial statements.*

## STATEMENT OF OPERATIONS
Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **6,761,919** |
| **Expenses:** | |
| Management fee–Note 3(a) | 763,912 |
| Shareholder servicing costs–Note 3(c) | 298,521 |
| Distribution fees–Note 3(b) | 61,160 |
| Registration fees | 39,321 |
| Custodian fees | 27,124 |
| Professional fees | 25,231 |
| Prospectus and shareholders' reports | 12,906 |
| Trustees' fees and expenses–Note 3(d) | 5,004 |
| Loan commitment fees–Note 2 | 822 |
| Miscellaneous | 24,003 |
| **Total Expenses** | **1,258,004** |
| Less–reduction in expenses due to undertaking–Note 3(a) | (7,429) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (5,588) |
| **Net Expenses** | **1,244,987** |
| **Investment Income-Net** | **5,516,932** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 539,565 |
| Net unrealized appreciation (depreciation) on investments [including ($53,591) net unrealized (depreciation) on financial futures] | 1,495,076 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,034,641** |
| **Net Increase in Net Assets Resulting from Operations** | **7,551,573** |

*See notes to financial statements.*

## STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income–net | 5,516,932 | 2,498,013 |
| Net realized gain (loss) on investments | 539,565 | 427,829 |
| Net unrealized appreciation (depreciation) on investments | 1,495,076 | (1,651,335) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **7,551,573** | **1,274,507** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (2,010,462) | (2,120,690) |
| Class B shares | (224,320) | (250,624) |
| Class C shares | (120,989) | (118,918) |
| Class Z shares | (3,139,198) | – |
| Net realized gain on investments: | | |
| Class A shares | (83,683) | (407,008) |
| Class B shares | (10,821) | (57,030) |
| Class C shares | (6,855) | (31,670) |
| Class Z shares | (239,592) | – |
| **Total Dividends** | **(5,835,920)** | **(2,985,940)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 5,067,753 | 4,688,263 |
| Class B shares | 501,762 | 1,844,610 |
| Class C shares | 1,876,976 | 2,666,492 |
| Class Z shares | 3,310,156 | – |
| Net assets received in connection with reorganization–Note 1 | 150,399,659 | – |
| Dividends reinvested: | | |
| Class A shares | 1,317,806 | 1,622,446 |
| Class B shares | 130,227 | 164,876 |
| Class C shares | 79,336 | 86,712 |
| Class Z shares | 2,503,897 | – |
| Cost of shares redeemed: | | |
| Class A shares | (6,702,360) | (11,104,436) |
| Class B shares | (1,581,552) | (1,773,422) |
| Class C shares | (1,523,104) | (1,492,249) |
| Class Z shares | (8,714,923) | – |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **146,665,633** | **(3,296,708)** |
| **Total Increase (Decrease) in Net Assets** | **148,381,286** | **(5,008,141)** |
| **Net Assets ($):** | | |
| Beginning of Period | 61,294,148 | 66,302,289 |
| **End of Period** | **209,675,434** | **61,294,148** |

|  | Year Ended April 30, | |
| --- | --- | --- |
|  | 2005 | 2004 |
| **Capital Share Transactions:** |  |  |
| **Class A**[a] |  |  |
| Shares sold | 432,376 | 398,415 |
| Shares issued for dividends reinvested | 112,320 | 138,270 |
| Shares redeemed | (574,624) | (950,587) |
| **Net Increase (Decrease) in Shares Outstanding** | **(29,928)** | **(413,902)** |
| **Class B**[a] |  |  |
| Shares sold | 42,890 | 156,667 |
| Shares issued for dividends reinvested | 11,111 | 14,069 |
| Shares redeemed | (135,865) | (151,390) |
| **Net Increase (Decrease) in Shares Outstanding** | **(81,864)** | **19,346** |
| **Class C** |  |  |
| Shares sold | 158,476 | 224,096 |
| Shares issued for dividends reinvested | 6,754 | 7,394 |
| Shares redeemed | (130,171) | (126,206) |
| **Net Increase (Decrease) in Shares Outstanding** | **35,059** | **105,284** |
| **Class Z** |  |  |
| Shares sold | 277,772 | – |
| Shares issued in connection with reorganization–Note 1 | 12,659,904 | – |
| Shares issued for dividends reinvested | 211,941 | – |
| Shares redeemed | (737,582) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **12,412,035** | **–** |

[a] *During the period ended April 30, 2005, 48,731 Class B shares representing $570,850, were automatically converted to 48,677 Class A shares and during the period ended April 30, 2004, 30,500 Class B shares representing $360,298 were automatically converted to 30,484 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.50 | 11.80 | 11.30 | 11.14 | 10.69 |
| Investment Operations: | | | | | |
| Investment income–net | .46[b] | .46[b] | .50[b] | .53[b] | .56 |
| Net realized and unrealized gain (loss) on investments | .39 | (.21) | .50 | .16 | .45 |
| Total from Investment Operations | .85 | .25 | 1.00 | .69 | 1.01 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.46) | (.46) | (.50) | (.53) | (.56) |
| Dividends from net realized gain on investments | (.02) | (.09) | – | – | – |
| Total Distributions | (.48) | (.55) | (.50) | (.53) | (.56) |
| Net asset value, end of period | 11.87 | 11.50 | 11.80 | 11.30 | 11.14 |
| **Total Return (%)[c]** | 7.54 | 2.15 | 9.04 | 6.25 | 9.63 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .97 | .99 | .98 | .97 | .96 |
| Ratio of net expenses to average net assets | .97 | .99 | .98 | .97 | .96 |
| Ratio of net investment income to average net assets | 3.96 | 3.94 | 4.35 | 4.66 | 5.09 |
| Portfolio Turnover Rate | 43.92 | 46.61 | 70.83 | 58.32 | 51.41 |
| Net Assets, end of period ($ x 1,000) | 51,884 | 50,624 | 56,826 | 51,756 | 51,557 |

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.64% to 4.66%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
See notes to financial statements.

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.50 | 11.80 | 11.29 | 11.14 | 10.68 |
| Investment Operations: | | | | | |
| Investment income—net | .40[b] | .40[b] | .44[b] | .46[b] | .50 |
| Net realized and unrealized gain (loss) on investments | .38 | (.21) | .51 | .16 | .46 |
| Total from Investment Operations | .78 | .19 | .95 | .62 | .96 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.40) | (.40) | (.44) | (.47) | (.50) |
| Dividends from net realized gain on investments | (.02) | (.09) | – | – | – |
| Total Distributions | (.42) | (.49) | (.44) | (.47) | (.50) |
| Net asset value, end of period | 11.86 | 11.50 | 11.80 | 11.29 | 11.14 |
| **Total Return (%)[c]** | 6.89 | 1.62 | 8.58 | 5.61 | 9.18 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.49 | 1.51 | 1.48 | 1.48 | 1.48 |
| Ratio of net expenses to average net assets | 1.49 | 1.51 | 1.48 | 1.48 | 1.48 |
| Ratio of net investment income to average net assets | 3.44 | 3.41 | 3.80 | 4.13 | 4.57 |
| Portfolio Turnover Rate | 43.92 | 46.61 | 70.83 | 58.32 | 51.41 |
| Net Assets, end of period ($ x 1,000) | 6,239 | 6,990 | 6,944 | 4,611 | 4,566 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

*See notes to financial statements.*

FINANCIAL HIGHLIGHTS (continued)

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 11.51 | 11.82 | 11.31 | 11.15 | 10.70 |
| Investment Operations: | | | | | |
| Investment income–net | .37[b] | .38[b] | .41[b] | .42[b] | .46 |
| Net realized and unrealized gain<br>  (loss) on investments | .39 | (.23) | .52 | .17 | .45 |
| Total from Investment Operations | .76 | .15 | .93 | .59 | .91 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.37) | (.37) | (.42) | (.43) | (.46) |
| Dividends from net realized gain<br>  on investments | (.02) | (.09) | – | – | – |
| Total Distributions | (.39) | (.46) | (.42) | (.43) | (.46) |
| Net asset value, end of period | 11.88 | 11.51 | 11.82 | 11.31 | 11.15 |
| **Total Return (%)[c]** | 6.74 | 1.29 | 8.31 | 5.39 | 8.65 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>  to average net assets | 1.72 | 1.74 | 1.71 | 1.72 | 1.79 |
| Ratio of net expenses<br>  to average net assets | 1.71 | 1.74 | 1.71 | 1.72 | 1.79 |
| Ratio of net investment income<br>  to average net assets | 3.20 | 3.15 | 3.50 | 3.81 | 4.18 |
| Portfolio Turnover Rate | 43.92 | 46.61 | 70.83 | 58.32 | 51.41 |
| Net Assets, end of period ($ x 1,000) | 4,214 | 3,680 | 2,532 | 725 | 373 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.79% to 3.81%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

*See notes to financial statements.*

| Class Z Shares | Year Ended<br>April 30, 2005[a] |
|---|---|
| **Per Share Data ($):** | |
| Net asset value, beginning of period | 11.88 |
| Investment Operations: | |
| Investment income—net[b] | .25 |
| Net realized and unrealized gain<br>  (loss) on investments | .01 |
| Total from Investment Operations | .26 |
| Distributions: | |
| Dividends from investment income—net | (.25) |
| Dividends from net realized gain on investments | (.02) |
| Total Distributions | (.27) |
| Net asset value, end of period | 11.87 |
| **Total Return (%)** | 2.23[c] |
| **Ratios/Supplemental Data (%):** | |
| Ratio of total expenses to average net assets | .77[d] |
| Ratio of net expenses to average net assets | .76[d] |
| Ratio of net investment income<br>  to average net assets | 4.07[d] |
| Portfolio Turnover Rate | 43.92 |
| Net Assets, end of period ($ x 1,000) | 147,338 |

[a]  *From October 21, 2004 (commencement of initial offering) to April 30, 2005.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Not annualized.*

[d]  *Annualized.*

*See notes to financial statements.*

NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Massachusetts Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On April 6, 2004, the fund's Board of Trustees approved the addition of Class Z shares, which became effective on October 20, 2004.

As of the close of business on October 20, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Trustees, all of the assets, subject to the liabilities, of Dreyfus Massachusetts Tax Exempt Bond Fund were transferred to the fund. Shareholders of Dreyfus Massachusetts Tax Exempt Bond Fund received Class Z shares of the fund, in an amount equal to the aggregate net asset value of their investment in Dreyfus Massachusetts Tax Exempt Bond Fund at the time of the exchange. The net asset value of the fund's Class Z shares at the close of business on October 20, 2004, after the reorganization, was $11.88 per share and a total of 12,659,904 Class Z shares representing net assets of $150,399,659 (including $9,309,082 net unrealized appreciation on investments) were issued to Dreyfus Massachusetts Tax Exempt Bond Fund's shareholders, in the exchange. The exchange was a tax-free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A,

Class B, Class C and Class Z. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class Z shares are sold at net asset value per share generally only to shareholders who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $38,333, undistributed ordinary income $206,975, undistributed capital gains $9,836 and unrealized appreciation $12,855,155.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $5,494,969 and $2,490,232, ordinary income $72,793 and $119,267, and long-term capital gains $268,158 and $376,441, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $21,963 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the fund's expenses, until at least April 30, 2006, so that, the total annual operating expenses of the fund's Class Z shares (exclusive of taxes, brokerage commissions, interest, commitment fees on borrowings and extraordinary expenses) do not exceed .78 of 1%. The reduction in expenses, pursuant to the undertaking, amounted to $7,429, during the period ended April 30, 2005.

During the period ended April 30, 2005, the Distributor retained $4,579 from commissions earned on sales of the fund's Class A shares and $12,041 and $414 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the

Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $32,748 and $28,412, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of their shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $127,410, $16,374, and $9,471, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of Class Z shares' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class Z shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended April 30, 2005, Class Z shares were charged $60,390 pursuant to the Shareholders Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $61,571 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $90,794 and Rule 12b-1 distribution plan fees $5,148, which are offset against an expense reimbursement currently in effect in the amount of $2,240.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** A .10% redemption fee is charged and retained by the fund on certain Class Z shares redeemed within thirty days of their issuance.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2005, amounted to $60,266,497 and $62,716,511, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2005 are set forth in the Statement of Financial Futures.

At April 30, 2005, the cost of investments for federal income tax purposes was $193,693,571; accordingly, accumulated net unrealized appreciation on investments was $12,855,155, consisting of $12,893,893 gross unrealized appreciation and $38,738 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund,**
**Massachusetts Series**

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Massachusetts Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

The Fund    **33**

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2005:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are Massachusetts residents, Massachusetts personal income taxes), and

—the fund hereby designates $.0151 per share as a long-term capital gain distribution of the $.0192 per share paid on December 9, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

———————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

———————————

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

**Ernest Kafka (72)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

———————————

**Nathan Leventhal (62)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

———————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

## OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

OFFICERS OF THE FUND (Unaudited) *(continued)*

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Massachusetts Series**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0063AR0405

# Dreyfus Premier State Municipal Bond Fund, Michigan Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Michigan Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Michigan Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.68% for Class A shares, 6.14% for Class B shares and 5.84% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Michigan Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 5.48%.[3]

Although rising interest rates eroded the prices of short- and intermediate-term fixed-income securities, longer-term bonds fared relatively well over the reporting period. The fund produced higher returns than its Lipper category average, primarily due to strong income from the fund's seasoned holdings of higher-coupon, longer-term securities. The fund produced slightly lower returns than its benchmark, which contains bonds from many states, not just Michigan, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Michigan state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Michigan state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Surging commodity prices and strengthening labor markets stoked long-dormant inflation fears and led to heightened market volatility in the spring of 2005. These factors also prompted the Federal Reserve Board (the "Fed") to raise short-term interest rates in late June 2004. Six additional increases followed, and the overnight federal funds rate rose from 1% at the start of the reporting period to 2.75% by the end.

While higher short-term rates historically have eroded the value of bonds across the full maturity spectrum, longer-term bonds held up surprisingly well during the reporting period. Investors' inflation concerns eased amid relatively moderate economic growth, and the Fed's well-telegraphed changes in monetary policy removed some uncertainty from the market. During the first quarter of 2005, however, inflationary pressures appeared to be more sustained, and heightened volatility returned to the fixed-income markets.

Deteriorating fiscal conditions for Michigan and its municipalities also influenced the fund's performance. A difficult business environment for Detroit automakers has threatened tax revenues, prompting one of the major bond rating agencies to downgrade its credit rating on the state's uninsured general obligation bonds. However, the fund's strategy of avoiding Michigan's uninsured general obligation bonds due to the state's ongoing financial difficulties had proved beneficial.

In this environment, we attempted to reduce the fund's sensitivity to rising interest rates by decreasing its average duration. Fortunately, income from the fund's core holdings of seasoned, higher-coupon bonds more than offset weakness among securities in the intermediate-term range. In addition, the fund benefited from refunding activity among some of its holdings as issuers took advantage of low prevailing borrowing rates to refinance some of their existing debt.

### What is the fund's current strategy?

Given the resilience of bond prices at the longer end of the maturity range during the reporting period, we recently have focused primarily on higher-coupon bonds with maturities of 25 years or more and that are eligible for refunding. Nonetheless, in anticipation of further increases of short-term interest rates, we have maintained a relatively cautious investment posture overall. Indeed, just days after the reporting period's end, the Fed raised the federal funds rate to 3%, and more rate-hikes are expected in the months ahead.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Michigan residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Michigan Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*

*The fund invests primarily in Michigan municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Michigan municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 1.91% | 5.17% | 5.10% | |
| *without sales charge* | | 6.68% | 6.14% | 5.59% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | 2.14% | 5.27% | 5.27% | |
| *without redemption* | | 6.14% | 5.60% | 5.27% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | 8/15/95 | 4.84% | 5.34% | – | 4.76% |
| *without redemption* | 8/15/95 | 5.84% | 5.34% | – | 4.76% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Michigan Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    4.84 | $    7.42 | $    8.41 |
| Ending value (after expenses) | $1,010.70 | $1,008.10 | $1,007.10 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    4.86 | $    7.45 | $    8.45 |
| Ending value (after expenses) | $1,019.98 | $1,017.41 | $1,016.41 |

† *Expenses are equal to the fund's annualized expense ratio of .97% for Class A, 1.49% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

April 30, 2005

| Long-Term Municipal Investments−95.7% | Principal Amount ($) | Value ($) |
|---|---|---|
| Allegan Hospital Finance Authority, HR (Allegan General Hospital): | | |
| 6.875%, 11/15/2017 | 4,460,000 | 4,623,949 |
| 7%, 11/15/2021 | 800,000 | 830,336 |
| Anchor Bay School District, Building and Site | | |
| 6%, 5/1/2023 (Insured; FGIC) (Prerefunded 5/1/2009) | 1,500,000 a | 1,665,780 |
| Brighton Area School District: | | |
| Zero Coupon, 5/1/2014 (Insured; AMBAC) | 8,000,000 | 5,586,720 |
| Zero Coupon, 5/1/2020 (Insured; AMBAC) | 3,900,000 | 1,991,340 |
| Clarkston Community School 5.75%, 5/1/2016 (Insured; FGIC) (Prerefunded 5/1/2005) | 1,340,000 a | 1,353,641 |
| Detroit, Water Supply Systems Revenue 5.75%, 7/1/2028 (Insured; FGIC) (Prerefunded 7/1/2011) | 4,000,000 a | 4,564,880 |
| Detroit City School District: | | |
| 5.125%, 5/1/2031 (Insured; FSA) | 1,000,000 | 1,046,670 |
| School Building and Site Improvement: | | |
| 5.50%, 5/1/2017 (Insured; FGIC) | 2,000,000 | 2,240,120 |
| 6%, 5/1/2020 (Insured; FGIC) | 1,000,000 | 1,223,390 |
| Dickinson County Healthcare System, HR: | | |
| 5.50%, 11/1/2013 (Insured; ACA) | 2,515,000 | 2,705,788 |
| 5.70%, 11/1/2018 (Insured; ACA) | 1,800,000 | 1,924,938 |
| Fitzgerald Public School District, School Building and Site 5%, 5/1/2020 (Insured; AMBAC) | 2,000,000 | 2,150,620 |
| Fowlerville Community Schools School District 5.60%, 5/1/2016 (Insured; MBIA) (Prerefunded 5/1/2007) | 2,995,000 a | 3,151,159 |
| Grand Rapids Housing Finance Authority, Multi-Family Revenue 7.625%, 9/1/2023 (Collateralized; FNMA) | 1,000,000 | 1,002,000 |
| Grand Valley State University, Revenue 5.25%, 12/1/2020 (Insured; FGIC) | 3,000,000 | 3,239,010 |
| Huron Valley School District Zero Coupon, 5/1/2018 (Insured; FGIC) | 6,270,000 | 3,519,351 |
| Kalamazoo Hospital Finance Authority, Hospital Facilities Revenue (Borgess Medical Center) 6.25%, 6/1/2014 (Insured; FGIC) | 2,000,000 | 2,388,480 |
| Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project) 6.25%, 7/1/2040 | 2,000,000 | 2,189,080 |
| Lake Orion Community School District 5.80%, 5/1/2015 (Insured; AMBAC) | 2,085,000 | 2,106,225 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Michigan Building Authority, Revenue (Facilities Program) 5.50%; 10/15/2018 | 5,000,000 | 5,550,200 |
| Michigan Higher Educational Facilities Authority, LOR (Hillsdale College Project) 5%, 3/1/2035 | 1,200,000 | 1,234,464 |
| Michigan Hospital Finance Authority, HR: | | |
| (Detroit Medical Center) 8.125%, 8/15/2012 | 75,000 | 75,113 |
| (Genesys Health Systems) 8.125%, 10/1/2021 (Prerefunded 10/1/2005) | 5,000,000 [a] | 5,211,600 |
| (Henry Ford Health System) 5.625%, 3/1/2017 | 1,000,000 | 1,085,590 |
| (Trinity Healtheast) 6%, 12/1/2027 (Insured; AMBAC) | 3,500,000 | 3,935,225 |
| Michigan Housing Representatives, COP Zero Coupon, 8/15/2022 (Insured; AMBAC) | 5,475,000 | 2,455,812 |
| Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue 7.506%, 10/1/2021 | 5,100,000 [b,c] | 6,109,443 |
| Michigan Strategic Fund, LOR: | | |
| (Detroit Education Exempt Facilities) 5.25%, 12/15/2032 | 1,250,000 | 1,321,550 |
| (NSF International Project): | | |
| 5.125%, 8/1/2019 | 700,000 | 733,530 |
| 5.25%, 8/1/2026 | 1,000,000 | 1,040,320 |
| SWDR (Genesee Power Station Project) 7.50%, 1/1/2021 | 2,600,000 | 2,468,414 |
| Monroe County Economic Development Corp, LOR (Detroit Edison Co. Project) 6.95%, 9/1/2022 (Insured; FGIC) | 2,000,000 | 2,660,280 |
| Northville, Special Assessment (Wayne County) 7.875%, 1/1/2006 | 15,000 | 15,063 |
| Pontiac Tax Increment Finance Authority, Revenue 6.375%, 6/1/2031 | 3,170,000 | 3,203,634 |
| Redford University School District 5.50%, 5/1/2015 (Insured; AMBAC) | 1,260,000 | 1,440,848 |
| Romulus Economic Development Corp, Ltd. Obligation EDR (Romulus Hir Ltd. Partnership Project) 7%, 11/1/2015 (Insured; ITT Lyndon Property Insurance Co.) | 3,700,000 | 4,592,329 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Sterling Heights, Judgment Funding: | | |
| 5.375%, 10/1/2017 (Insured; FGIC) | 1,000,000 | 1,080,640 |
| 5.375%, 10/1/2018 (Insured; FGIC) | 2,030,000 | 2,191,974 |
| Stockbridge Community Schools | | |
| 5.50%, 5/1/2021 | 600,000 | 651,792 |
| Sturgis Public School District, School Building and | | |
| Site 5.625%, 5/1/2025 | 5,085,000 | 5,673,334 |
| Wayne County Airport Authority, Revenue (Detroit | | |
| Metropolitan Wayne County Airport) | | |
| 5.25%, 12/1/2025 (Insured; MBIA) | 2,500,000 | 2,664,050 |
| Wyandotte, Electric Revenue: | | |
| 5.375%, 10/1/2016 (Insured; MBIA) | 1,870,000 | 2,019,151 |
| 5.375%, 10/1/2017 (Insured; MBIA) | 2,000,000 | 2,158,180 |
| **Total Long-Term Municipal Investments** | | |
| (cost $100,477,189) | | **109,076,013** |

| Options−.0% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Put Options;** | | |
| U.S. Treasury 10 Year Notes | | |
| June 2005 @ 107 | | |
| (cost $128,946) | 430,000 | **6,719** |

| | | |
|---|---|---|
| **Total Investments** (cost $100,606,135) | **95.7%** | **109,082,732** |
| **Cash and Receivables (Net)** | **4.3%** | **4,870,206** |
| **Net Assets** | **100.0%** | **113,952,938** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **FSA** | Financial Security Assurance |
| **AMBAC** | American Municipal Bond Assurance Corporation | **HR** | Hospital Revenue |
| | | **LOR** | Limited Obligation Revenue |
| **COP** | Certificate of Participation | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **EDR** | Economic Development Revenue | | |
| **FGIC** | Financial Guaranty Insurance Company | **SWDR** | Solid Waste Development Revenue |
| **FNMA** | Federal National Mortgage Association | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 64.6 |
| AA | | Aa | | AA | 10.9 |
| A | | A | | A | 8.0 |
| BBB | | Baa | | BBB | 4.9 |
| BB | | Ba | | BB | .1 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 11.5 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to periodic change.*

c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, this security amounted to $6,109,443 or 5.4% of net assets.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 100,606,135 | 109,082,732 |
| Receivable for investment securities sold | | 5,528,886 |
| Interest receivable | | 1,643,786 |
| Receivable for shares of Beneficial Interest subscribed | | 5,266 |
| Prepaid expenses | | 7,559 |
| | | **116,268,229** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 79,998 |
| Cash overdraft due to Custodian | | 2,167,449 |
| Payable for shares of Beneficial Interest redeemed | | 26,376 |
| Accrued expenses | | 41,468 |
| | | **2,315,291** |
| **Net Assets ($)** | | **113,952,938** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 106,163,095 |
| Accumulated net realized gain (loss) on investments | | (686,754) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 8,476,597 |
| **Net Assets ($)** | | **113,952,938** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 102,251,039 | 6,113,561 | 5,588,338 |
| Shares Outstanding | 6,692,494 | 400,203 | 365,664 |
| **Net Asset Value Per Share ($)** | **15.28** | **15.28** | **15.28** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **6,166,656** |
| **Expenses:** | |
| Management fee–Note 3(a) | 644,354 |
| Shareholder servicing costs–Note 3(c) | 383,124 |
| Distribution fees–Note 3(b) | 81,651 |
| Professional fees | 28,501 |
| Registration fees | 23,514 |
| Prospectus and shareholders' reports | 17,226 |
| Custodian fees | 17,211 |
| Trustees' fees and expenses–Note 3(d) | 3,552 |
| Loan commitment fees–Note 2 | 833 |
| Miscellaneous | 12,555 |
| **Total Expenses** | **1,212,521** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (4,914) |
| **Net Expenses** | **1,207,607** |
| **Investment Income–Net** | **4,959,049** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 1,340,856 |
| Net unrealized appreciation (depreciation) on investments | 1,141,098 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **2,481,954** |
| **Net Increase in Net Assets Resulting from Operations** | **7,441,003** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income—net | 4,959,049 | 5,619,091 |
| Net realized gain (loss) on investments | 1,340,856 | 191,603 |
| Net unrealized appreciation (depreciation) on investments | 1,141,098 | (4,748,386) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **7,441,003** | **1,062,308** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (4,461,255) | (4,932,719) |
| Class B shares | (285,790) | (418,050) |
| Class C shares | (210,878) | (259,607) |
| **Total Dividends** | **(4,957,923)** | **(5,610,376)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 5,300,452 | 5,292,797 |
| Class B shares | 202,099 | 1,080,114 |
| Class C shares | 940,735 | 1,147,273 |
| Dividends reinvested: | | |
| Class A shares | 2,687,320 | 2,940,011 |
| Class B shares | 114,197 | 159,424 |
| Class C shares | 127,926 | 172,203 |
| Cost of shares redeemed: | | |
| Class A shares | (12,486,747) | (16,607,092) |
| Class B shares | (3,720,481) | (2,978,810) |
| Class C shares | (2,477,968) | (1,676,589) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(9,312,467)** | **(10,470,669)** |
| **Total Increase (Decrease) in Net Assets** | **(6,829,387)** | **(15,018,737)** |
| **Net Assets ($):** | | |
| Beginning of Period | 120,782,325 | 135,801,062 |
| **End of Period** | **113,952,938** | **120,782,325** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 348,394 | 342,985 |
| Shares issued for dividends reinvested | 176,683 | 191,431 |
| Shares redeemed | (823,830) | (1,076,192) |
| **Net Increase (Decrease) in Shares Outstanding** | **(298,753)** | **(541,776)** |
| **Class B[a]** | | |
| Shares sold | 13,346 | 69,965 |
| Shares issued for dividends reinvested | 7,514 | 10,380 |
| Shares redeemed | (245,764) | (193,440) |
| **Net Increase (Decrease) in Shares Outstanding** | **(224,904)** | **(113,095)** |
| **Class C** | | |
| Shares sold | 62,045 | 73,828 |
| Shares issued for dividends reinvested | 8,415 | 11,212 |
| Shares redeemed | (165,071) | (108,707) |
| **Net Increase (Decrease) in Shares Outstanding** | **(94,611)** | **(23,667)** |

[a] *During the period ended April 30, 2005, 119,707 Class B shares representing $1,818,779 were automatically converted to 119,677 Class A shares and during the period ended April 30, 2004, 59,810 Class B shares representing $922,518 were automatically converted to 59,798 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.95 | 15.51 | 15.07 | 14.82 | 14.32 |
| Investment Operations: | | | | | |
| Investment income—net | .65[b] | .68[b] | .72[b] | .73[b] | .75 |
| Net realized and unrealized gain (loss) on investments | .33 | (.56) | .44 | .25 | .50 |
| Total from Investment Operations | .98 | .12 | 1.16 | .98 | 1.25 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.65) | (.68) | (.72) | (.73) | (.75) |
| Net asset value, end of period | 15.28 | 14.95 | 15.51 | 15.07 | 14.82 |
| **Total Return (%)[c]** | 6.68 | .72 | 7.85 | 6.72 | 8.90 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .96 | .95 | .95 | .94 | .93 |
| Ratio of net expenses to average net assets | .96 | .95 | .95 | .94 | .93 |
| Ratio of net investment income to average net assets | 4.30 | 4.39 | 4.70 | 4.86 | 5.11 |
| Portfolio Turnover Rate | 21.12 | 20.76 | 27.03 | 38.11 | 29.62 |
| Net Assets, end of period ($ x 1,000) | 102,251 | 104,551 | 116,844 | 117,732 | 119,860 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.85% to 4.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.95 | 15.51 | 15.06 | 14.82 | 14.32 |
| Investment Operations: | | | | | |
| Investment income—net | .57[b] | .60[b] | .64[b] | .65[b] | .68 |
| Net realized and unrealized gain (loss) on investments | .33 | (.56) | .45 | .24 | .50 |
| Total from Investment Operations | .90 | .04 | 1.09 | .89 | 1.18 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.57) | (.60) | (.64) | (.65) | (.68) |
| Net asset value, end of period | 15.28 | 14.95 | 15.51 | 15.06 | 14.82 |
| **Total Return (%)[c]** | 6.14 | .21 | 7.38 | 6.11 | 8.35 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.49 | 1.45 | 1.45 | 1.44 | 1.44 |
| Ratio of net expenses to average net assets | 1.48 | 1.45 | 1.45 | 1.44 | 1.44 |
| Ratio of net investment income to average net assets | 3.81 | 3.88 | 4.18 | 4.34 | 4.60 |
| Portfolio Turnover Rate | 21.12 | 20.76 | 27.03 | 38.11 | 29.62 |
| Net Assets, end of period ($ x 1,000) | 6,114 | 9,347 | 11,449 | 10,201 | 11,422 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.33% to 4.34%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
*See notes to financial statements.*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.96 | 15.51 | 15.07 | 14.82 | 14.33 |
| Investment Operations: | | | | | |
| Investment income–net | .54[b] | .56[b] | .60[b] | .62[b] | .64 |
| Net realized and unrealized<br>   gain (loss) on investments | .32 | (.55) | .45 | .25 | .49 |
| Total from Investment Operations | .86 | .01 | 1.05 | .87 | 1.13 |
| Distributions: | | | | | |
| Dividends from investment income–net | (.54) | (.56) | (.61) | (.62) | (.64) |
| Net asset value, end of period | 15.28 | 14.96 | 15.51 | 15.07 | 14.82 |
| **Total Return (%)[c]** | 5.84 | .06 | 7.07 | 5.93 | 8.01 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>   to average net assets | 1.69 | 1.67 | 1.68 | 1.68 | 1.69 |
| Ratio of net expenses<br>   to average net assets | 1.69 | 1.67 | 1.68 | 1.68 | 1.69 |
| Ratio of net investment income<br>   to average net assets | 3.59 | 3.66 | 3.93 | 4.05 | 4.33 |
| Portfolio Turnover Rate | 21.12 | 20.76 | 27.03 | 38.11 | 29.62 |
| Net Assets, end of period ($ x 1,000) | 5,588 | 6,885 | 7,508 | 4,978 | 1,480 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.04% to 4.05%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Michigan Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ('Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $44,402, accumulated capital losses $808,981 and unrealized appreciation $8,601,165.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004 were as follows: tax exempt income $4,957,923 and $5,610,376, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $1,126, increased accumulated net realized gain (loss) on investments by $343 and increased paid-in capital by $783. Net assets were not affected by this reclassification.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

## NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $6,860 from commissions earned on sales of the fund's Class A shares and $22,400 and $1,099 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $37,554 and $44,097, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $259,412, $18,777 and $14,699, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $47,583 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $50,893, Rule 12b-1 distribution plan fees $5,882 and shareholder services plan fees $23,223.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2005, amounted to $23,474,234 and $32,922,514, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $100, 481,567; accordingly, accumulated net unrealized appreciation on investments was $8,601,165, consisting of $8,749,225 gross unrealized appreciation and $148,060 gross unrealized depreciation.

## NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are

asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Michigan Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Michigan Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Michigan Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Michigan residents, Michigan personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

——————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

——————————

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

————————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c∕o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Michigan Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0053AR0405

# Dreyfus Premier State Municipal Bond Fund, Minnesota Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Minnesota Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Minnesota Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.99% for Class A shares, 6.36% for Class B shares and 6.18% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Minnesota Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 6.05%.[3]

Although rising interest rates eroded the prices of short- and intermediate-term fixed-income securities, longer-term bonds fared relatively well over the reporting period. The fund produced returns that were better than its Lipper category average and roughly in line with its benchmark, primarily due to strong income from the fund's seasoned holdings of higher-coupon, longer-term securities.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Minnesota state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Minnesota state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Surging commodity prices and strengthening labor markets stoked long-dormant inflation fears and led to heightened market volatility in the spring of 2005. These factors also prompted the Federal Reserve Board (the "Fed") to raise short-term interest rates in late June 2004, its first rate hike in approximately four years. Six additional increases followed, and the overnight federal funds rate rose from 1% at the start of the reporting period to 2.75% at the end.

While higher short-term rates historically have eroded the value of bonds across the full maturity spectrum, longer-term bonds held up surprisingly well during the reporting period. Investors' inflation concerns eased amid relatively moderate economic growth, and the Fed's well-telegraphed changes in monetary policy removed some uncertainty from the market. During the first quarter of 2005, however, inflationary pressures appeared to be more sustained, and heightened volatility returned to the fixed-income markets.

Improving fiscal conditions for Minnesota and its municipalities also influenced the fund. Stronger economic growth and rising tax revenues reduced issuers' need to finance budget deficits. As a result, the supply of newly issued Minnesota bonds has remained sparse, providing relatively few opportunities for further diversification.

In this market environment, we attempted to reduce the fund's sensitivity to rising interest rates by decreasing its average duration. Fortunately, income from the fund's core holdings of seasoned, higher-coupon bonds more than offset weakness among securities in the intermediate-term range. In addition, the fund benefited from refunding activity among some of its holdings.

### What is the fund's current strategy?

Given the resilience of bond prices at the longer end of the maturity range during the reporting period, we recently have focused primarily on higher-coupon bonds with maturities of 25 years or more and that are eligible for refunding. Nonetheless, in anticipation of further increases of short-term interest rates, we have maintained a relatively cautious investment posture overall. Indeed, just days after the reporting period's end, the Fed raised the federal funds rate to 3%, and more rate-hikes are expected in the months ahead.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Minnesota residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

*†    Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Minnesota Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*
*The fund invests primarily in Minnesota municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Minnesota municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | **2.14%** | **5.77%** | **5.10%** | |
| *without sales charge* | | **6.99%** | **6.74%** | **5.59%** | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | **2.36%** | **5.86%** | **5.26%** | |
| *without redemption* | | **6.36%** | **6.18%** | **5.26%** | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | **8/15/95** | **5.18%** | **5.92%** | **–** | **4.73%** |
| *without redemption* | **8/15/95** | **6.18%** | **5.92%** | **–** | **4.73%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Minnesota Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.66 | $ 7.26 | $ 8.46 |
| Ending value (after expenses) | $1,021.80 | $1,019.20 | $1,018.00 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.66 | $ 7.25 | $ 8.45 |
| Ending value (after expenses) | $1,020.18 | $1,017.60 | $1,016.41 |

† *Expenses are equal to the fund's annualized expense ratio of .93% for Class A, 1.45% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—101.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| Andover Economic Development Authority, Public Facility LR (Andover Community Center) 5.20%, 2/1/2034 | 1,500,000 | 1,543,875 |
| Anoka County, SWDR (United Power Association Project) 6.95%, 12/1/2008 (Guaranteed; National Rural Utilities Cooperative Finance Corp.) | 2,065,000 | 2,071,236 |
| Bloomington Independent School District Number 271 5.125%, 2/1/2024 (Insured; FSA) | 2,000,000 | 2,142,920 |
| Brooklyn Park 5.85%, 2/1/2016 (Insured; FSA) | 1,425,000 | 1,457,533 |
| Chaska, Electric Revenue: | | |
| 6%, 10/1/2020 (Prerefunded 10/1/2010) | 3,000,000 [a] | 3,412,620 |
| 5.25%, 10/1/2025 | 1,000,000 | 1,071,270 |
| 5%, 10/1/2030 | 855,000 | 884,463 |
| Columbia Heights, MFHR (Crest View) 6.625%, 4/20/2043 (Collateralized; GNMA) | 1,500,000 | 1,622,640 |
| Duluth Economic Development Authority, Health Care Facilities Revenue (Saint Luke's Hospital) 7.25%, 6/15/2032 | 3,000,000 | 3,155,460 |
| Inver Grove Heights Independent School District Number 199 5.75%, 2/1/2017 | 2,225,000 | 2,274,150 |
| Lake Superior Independent School District Number 381: | | |
| 5%, 4/1/2020 (Insured; FSA) | 2,510,000 | 2,706,131 |
| 5%, 4/1/2021 (Insured; FSA) | 2,640,000 | 2,842,356 |
| Lakeville Independent School District Number 194 5.50%, 2/1/2024 (Insured; FGIC) | 8,700,000 | 9,715,812 |
| Mahtomedi Independent School District Number 832 Zero Coupon, 2/1/2017 (Insured; MBIA) | 1,275,000 | 773,224 |
| Minneapolis: | | |
| Zero Coupon, 12/1/2014 | 1,825,000 | 1,243,299 |
| Health Care Facilities Revenue (Shelter Care Foundation): | | |
| 6%, 4/1/2010 | 460,000 | 455,547 |
| 6.50%, 4/1/2029 | 1,000,000 | 950,040 |
| Health Care Systems Revenue (Fairview Health Services) 5%, 11/15/2034 (Insured; AMBAC) | 2,745,000 [b] | 2,880,329 |
| Home Ownership Program 7.10%, 6/1/2021 | 20,000 | 20,016 |
| Revenue (Blake School Project) 5.45%, 9/1/2021 | 2,000,000 | 2,136,140 |
| Tax Increment Revenue (Saint Anthony Falls Project) 5.75%, 2/1/2027 | 1,000,000 | 1,004,330 |
| Minneapolis and Saint Paul Housing and Redevelopment Authority, Health Care Systems Revenue (HealthPartners Obligated Group Project): | | |
| 6%, 12/1/2018 | 1,000,000 | 1,101,790 |
| 6%, 12/1/2020 | 2,290,000 | 2,511,008 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue: | | |
| 5.25%, 1/1/2032 (Insured; FGIC) | 2,500,000 | 2,655,100 |
| 5.75%, 1/1/2032 (Insured; FGIC) | 4,995,000 | 5,483,761 |
| Minneapolis Public Facilities Authority, Water Pollution Control Revenue 5.375%, 3/1/2019 | 3,000,000 | 3,228,090 |
| State of Minnesota (Duluth Airport) 6.25%, 8/1/2014 | 2,500,000 | 2,521,650 |
| Minnesota Agricultural and Economic Development Board, Revenue: (Evangelical Lutheran Project): | | |
| 6%, 2/1/2022 | 1,130,000 | 1,224,739 |
| 6%, 2/1/2027 | 1,750,000 | 1,881,863 |
| Health Care System (Fairview Health Care Systems) 6.375%, 11/15/2029 | 4,000,000 | 4,382,360 |
| Minnesota Higher Education Facilities Authority, College and University Revenue (University of Saint Thomas): | | |
| 5.35%, 4/1/2017 | 1,000,000 | 1,035,200 |
| 5.40%, 4/1/2022 | 2,125,000 | 2,193,170 |
| Minnesota Housing Finance Agency: | | |
| Residential Housing Finance 5%, 1/1/2020 | 4,070,000 | 4,229,463 |
| SFMR: | | |
| 5.80%, 1/1/2019 | 1,295,000 | 1,346,930 |
| 5.45%, 1/1/2022 (Insured; MBIA) | 660,000 | 691,706 |
| Minnesota Retirement Systems, Building Revenue 6%, 6/1/2030 | 1,475,000 | 1,639,669 |
| New Hope, Housing and Health Care Facilities Revenue (Masonic Home−North Ridge) 5.90%, 3/1/2019 | 1,000,000 | 1,025,430 |
| Northern Municipal Power Agency, Electric System Revenue 7.515%, 1/1/2016 (Insured; FSA ) | 5,000,000 [c,d] | 5,863,000 |
| Northfield, HR 6%, 11/1/2031 | 2,000,000 | 2,132,400 |
| Ramsey, LR (Pact Charter School Project) 6.75%, 12/1/2033 | 1,000,000 | 1,016,690 |
| City of Red Wing, Health Care Facilities Revenue (River Region Obligation Group) 6.50%, 9/1/2022 (Prefunded 9/1/2005) | 3,445,000 [a] | 3,489,475 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Rosemount Independent School District Number 196 Zero Coupon, 4/1/2014 (Insured; MBIA) | 2,960,000 | 2,080,673 |
| Saint Cloud Housing and Redevelopment Authority, Revenue (State University Foundation Project) 5.125%, 5/1/2018 | 1,500,000 | 1,606,185 |
| Saint Paul Housing and Redevelopment Authority, Revenue: Hospital (HealthEast Project) 5.70%, 11/1/2015 (Insured; ACA) | 2,000,000 | 2,099,980 |
| MFHR (Wellington Project) 5.10%, 2/1/2024 (Insured; FHLMC) | 2,000,000 | 2,061,540 |
| Parking (Block 19 Ramp) 5.25%, 8/1/2023 (Insured; FSA) | 3,395,000 | 3,671,930 |
| Single Family Mortgage 6.90%, 12/1/2021 (Insured; FNMA) | 150,000 | 150,159 |
| Saint Paul Port Authority, Hotel Facility Revenue (Radisson Kellogg Project) 7.375%, 8/1/2029 | 2,850,000 | 2,991,759 |
| Southern Municipal Power Agency, Power Supply System Revenue: Zero Coupon, 1/1/2025 (Insured; MBIA) | 4,505,000 | 1,827,273 |
| Zero Coupon, 1/1/2026 (Insured; MBIA) | 4,625,000 | 1,777,434 |
| Todd, Morrison, Cass and Wadena Counties United Hospital District, Health Care Facility Revenue (Lakewood Health System) 5%, 12/1/2021 | 1,000,000 | 1,039,030 |
| Washington County Housing and Redevelopment Authority: Hospital Facility Revenue (Healtheast Project) 5.375%, 11/15/2018 (Insured; ACA) | 2,215,000 | 2,295,227 |
| Pooled Financing 5.50%, 2/1/2032 (Insured; MBIA) | 2,000,000 | 2,144,840 |
| Western Minnesota Municipal Power Agency, Electric Power and Light Revenue 5.50%, 1/1/2012 (Insured; AMBAC) | 900,000 | 934,227 |
| Willmar (Rice Memorial Hospital Project) 5%, 2/1/2032 (Insured; FSA) | 4,000,000 | 4,189,440 |
| Winona, Health Care Facilities Revenue (Winona Health) 6%, 7/1/2034 | 2,500,000 | 2,602,200 |
| **Total Long-Term Municipal Investments** (cost $117,939,710) | | **125,488,782** |

| Options–0% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Put Options;** | | |
| U.S. Treasury 10 Year Notes | | |
| June 2005 @ 107 | | |
| (cost $139,442) | 465,000 | **7,266** |

| Short-Term Municipal Investments–2.3% | Principal Amount ($) | Value ($) |
|---|---|---|
| Arden Hills, Housing and Health Care Facilities Revenue, | | |
| VRDN (Presbyterian Homes) 1.95% (LOC; U.S. Bank Trust) | | |
| (cost $2,830,000) | 2,830,000 e | **2,830,000** |
| **Total Investments** (cost $120,909,152) | **103.3%** | **128,326,048** |
| **Liabilities, Less Cash and Receivables** | **(3.3%)** | **(4,080,335)** |
| **Net Assets** | **100.0%** | **124,245,713** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **HR** | Hospital Revenue |
| **AMBAC** | American Municipal Bond Assurance Corporation | **LOC** | Letter of Credit |
| **FGIC** | Financial Guaranty Insurance Company | **LR** | Lease Revenue |
| **FHLMC** | Federal Home Loan Mortgage Corporation | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **FNMA** | Federal National Mortgage Association | **MFHR** | Multi-Family Housing Revenue |
| **FSA** | Financial Security Assurance | **SFMR** | Single Family Mortgage Revenue |
| **GNMA** | Government National Mortgage Association | **SWDR** | Solid Waste Development Revenue |
| | | **VRDN** | Variable Rate Demand Notes |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 47.1 |
| AA | | Aa | | AA | 7.4 |
| A | | A | | A | 20.4 |
| BBB | | Baa | | BBB | 10.0 |
| BB | | Ba | | BB | 2.5 |
| F1 | | MIG1/P1 | | SP1/A1 | 2.2 |
| Not Rated [f] | | Not Rated [f] | | Not Rated [f] | 10.4 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Inverse floater security—the interest rate is subject to period change.*

d *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, this security amounted to $5,863,000 or 4.7% of net assets.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

f *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

g *At April 30, 2005, the fund had $31,360,043 (25.2% of net assets) invested in securities whose payment of principal and interest is dependent upon revenues generated from health care projects.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 120,909,152 | 128,326,048 |
| Interest receivable | | 1,765,946 |
| Receivable for shares of Beneficial Interest subscribed | | 10,833 |
| Prepaid expenses | | 7,572 |
| | | **130,110,399** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 89,006 |
| Cash overdraft due to Custodian | | 165,255 |
| Payable for investment securities purchased | | 5,534,283 |
| Payable for shares of Beneficial Interest redeemed | | 45,303 |
| Accrued expenses | | 30,839 |
| | | **5,864,686** |
| **Net Assets ($)** | | **124,245,713** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 116,797,943 |
| Accumulated net realized gain (loss) on investments | | 30,874 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 7,416,896 |
| **Net Assets ($)** | | **124,245,713** |

### Net Asset Value Per Share

| | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 107,082,752 | 12,621,078 | 4,541,883 |
| Shares Outstanding | 6,946,616 | 817,402 | 294,192 |
| **Net Asset Value Per Share ($)** | **15.42** | **15.44** | **15.44** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **6,459,653** |
| **Expenses:** | |
| Management fee–Note 3(a) | 690,200 |
| Shareholder servicing costs–Note 3(c) | 397,983 |
| Distribution fees–Note 3(b) | 107,108 |
| Professional fees | 28,277 |
| Registration fees | 23,024 |
| Custodian fees | 18,252 |
| Prospectus and shareholders' reports | 12,746 |
| Trustees' fees and expenses–Note 3(d) | 3,649 |
| Loan commitment fees–Note 2 | 887 |
| Miscellaneous | 13,940 |
| **Total Expenses** | **1,296,066** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (11,083) |
| **Net Expenses** | **1,284,983** |
| **Investment Income–Net** | **5,174,670** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 105,539 |
| Net unrealized appreciation (depreciation) on investments | 2,984,094 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **3,089,633** |
| **Net Increase in Net Assets Resulting from Operations** | **8,264,303** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|  | 2005 | 2004 |
|---|---:|---:|
| **Operations ($):** |  |  |
| Investment income—net | 5,174,670 | 5,753,333 |
| Net realized gain (loss) on investments | 105,539 | 1,230,523 |
| Net unrealized appreciation (depreciation) on investments | 2,984,094 | (4,528,132) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **8,264,303** | **2,455,724** |
| **Dividends to Shareholders from ($):** |  |  |
| Investment income—net: |  |  |
| Class A shares | (4,479,602) | (4,953,886) |
| Class B shares | (534,014) | (643,289) |
| Class C shares | (161,054) | (155,202) |
| Net realized gain on investments: |  |  |
| Class A shares | (1,113,271) | (120,489) |
| Class B shares | (144,278) | (18,016) |
| Class C shares | (47,331) | (4,607) |
| **Total Dividends** | **(6,479,550)** | **(5,895,489)** |
| **Beneficial Interest Transactions ($):** |  |  |
| Net proceeds from shares sold: |  |  |
| Class A shares | 6,064,032 | 9,275,868 |
| Class B shares | 400,151 | 1,804,742 |
| Class C shares | 690,550 | 1,512,947 |
| Dividends reinvested: |  |  |
| Class A shares | 3,619,489 | 3,006,111 |
| Class B shares | 245,003 | 259,852 |
| Class C shares | 52,406 | 39,493 |
| Cost of shares redeemed: |  |  |
| Class A shares | (15,938,338) | (19,969,317) |
| Class B shares | (4,728,037) | (3,236,271) |
| Class C shares | (1,197,424) | (684,861) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(10,792,168)** | **(7,991,436)** |
| **Total Increase (Decrease) in Net Assets** | **(9,007,415)** | **(11,431,201)** |
| **Net Assets ($):** |  |  |
| Beginning of Period | 133,253,128 | 144,684,329 |
| **End of Period** | **124,245,713** | **133,253,128** |

|  | Year Ended April 30, | |
| --- | --- | --- |
|  | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 395,417 | 601,450 |
| Shares issued for dividends reinvested | 235,469 | 194,848 |
| Shares redeemed | (1,045,589) | (1,296,933) |
| **Net Increase (Decrease) in Shares Outstanding** | **(414,703)** | **(500,635)** |
| **Class B**[a] | | |
| Shares sold | 26,053 | 116,545 |
| Shares issued for dividends reinvested | 15,919 | 16,821 |
| Shares redeemed | (308,423) | (209,476) |
| **Net Increase (Decrease) in Shares Outstanding** | **(266,451)** | **(76,110)** |
| **Class C** | | |
| Shares sold | 44,788 | 97,201 |
| Shares issued for dividends reinvested | 3,405 | 2,557 |
| Shares redeemed | (77,523) | (44,915) |
| **Net Increase (Decrease) in Shares Outstanding** | **(29,330)** | **54,843** |

[a] *During the period ended April 30, 2005, 190,780 Class B shares representing $2,922,800 were automatically converted to 191,111 Class A shares and during the period ended April 30, 2004, 121,789 Class B shares representing $1,884,862 were automatically converted to 121,993 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class A Shares | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.19 | 15.57 | 14.88 | 14.60 | 14.11 |
| Investment Operations: | | | | | |
| Investment income—net | .64[b] | .65[b] | .67[b] | .70[b] | .74 |
| Net realized and unrealized gain (loss) on investments | .40 | (.36) | .69 | .28 | .49 |
| Total from Investment Operations | 1.04 | .29 | 1.36 | .98 | 1.23 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.65) | (.65) | (.67) | (.70) | (.74) |
| Dividends from net realized gain on investments | (.16) | (.02) | – | – | – |
| Total Distributions | (.81) | (.67) | (.67) | (.70) | (.74) |
| Net asset value, end of period | 15.42 | 15.19 | 15.57 | 14.88 | 14.60 |
| **Total Return (%)[c]** | 6.99 | 1.85 | 9.31 | 6.82 | 8.90 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .95 | .93 | .94 | .93 | .92 |
| Ratio of net expenses to average net assets | .94 | .93 | .94 | .93 | .92 |
| Ratio of net investment income to average net assets | 4.21 | 4.20 | 4.39 | 4.71 | 5.13 |
| Portfolio Turnover Rate | 9.86 | 29.35 | 22.45 | 33.33 | 14.00 |
| Net Assets, end of period ($ x 1,000) | 107,083 | 111,837 | 122,406 | 117,881 | 117,281 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
*See notes to financial statements.*

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.22 | 15.59 | 14.90 | 14.62 | 14.14 |
| Investment Operations: | | | | | |
| Investment income—net | .56[b] | .57[b] | .59[b] | .62[b] | .67 |
| Net realized and unrealized gain (loss) on investments | .39 | (.35) | .69 | .28 | .48 |
| Total from Investment Operations | .95 | .22 | 1.28 | .90 | 1.15 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.57) | (.57) | (.59) | (.62) | (.67) |
| Dividends from net realized gain on investments | (.16) | (.02) | – | – | – |
| Total Distributions | (.73) | (.59) | (.59) | (.62) | (.67) |
| Net asset value, end of period | 15.44 | 15.22 | 15.59 | 14.90 | 14.62 |
| **Total Return (%)[c]** | 6.36 | 1.40 | 8.74 | 6.26 | 8.27 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.46 | 1.43 | 1.44 | 1.44 | 1.43 |
| Ratio of net expenses to average net assets | 1.45 | 1.43 | 1.44 | 1.44 | 1.43 |
| Ratio of net investment income to average net assets | 3.70 | 3.69 | 3.85 | 4.18 | 4.62 |
| Portfolio Turnover Rate | 9.86 | 29.35 | 22.45 | 33.33 | 14.00 |
| Net Assets, end of period ($ x 1,000) | 12,621 | 16,493 | 18,089 | 13,714 | 14,417 |

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.21 | 15.59 | 14.90 | 14.62 | 14.13 |
| Investment Operations: | | | | | |
| Investment income—net | .53[b] | .53[b] | .55[b] | .56[b] | .63 |
| Net realized and unrealized gain (loss) on investments | .39 | (.36) | .69 | .31 | .49 |
| Total from Investment Operations | .92 | .17 | 1.24 | .87 | 1.12 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.53) | (.53) | (.55) | (.59) | (.63) |
| Dividends from net realized gain on investments | (.16) | (.02) | – | – | – |
| Total Distributions | (.69) | (.55) | (.55) | (.59) | (.63) |
| Net asset value, end of period | 15.44 | 15.21 | 15.59 | 14.90 | 14.62 |
| **Total Return (%)[c]** | 6.18 | 1.09 | 8.48 | 5.99 | 8.03 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.70 | 1.67 | 1.69 | 1.69 | 1.72 |
| Ratio of net expenses to average net assets | 1.69 | 1.67 | 1.69 | 1.69 | 1.72 |
| Ratio of net investment income to average net assets | 3.45 | 3.43 | 3.61 | 3.85 | 4.32 |
| Portfolio Turnover Rate | 9.86 | 29.35 | 22.45 | 33.33 | 14.00 |
| Net Assets, end of period ($ x 1,000) | 4,542 | 4,922 | 4,189 | 3,211 | 1,139 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Exclusive of sales charge.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company and operates as a series company that offers eleven series including the Minnesota Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $19,771 and unrealized appreciation $7,549,072. In addition, the fund had $101,302 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004 were as follows: tax exempt income $5,174,670 and $5,752,377, ordinary income $55,588 and $28,808 and long-term capital gains $1,249,292 and $114,304, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $27,903 from commissions earned on sales of the fund's Class A shares and $24,614 and $616 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $72,131 and $34,977, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $266,003, $36,065 and $11,659, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $44,225 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $55,669, Rule 12b-1 distribution plan fees $7,947 and shareholder services plan fees $25,390.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and options transactions, during the period ended April 30, 2005, amounted to $11,881,112 and $13,022,976, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $120,776,976; accordingly, accumulated net unrealized appreciation on investments was $7,549,072, consisting of $7,623,204 gross unrealized appreciation and $74,132 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are

asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Minnesota Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Minnesota Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Minnesota Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2005:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are Minnesota residents, Minnesota personal income taxes), and

—the fund hereby designates $.1550 per share as a long-term capital gain distribution of the $.1619 per share paid on December 9, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

---

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

---

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

————————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Minnesota Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0055AR0405

# Dreyfus Premier State Municipal Bond Fund, North Carolina Series

**ANNUAL REPORT** April 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, North Carolina Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, North Carolina Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.36% for Class A shares, 5.82% for Class B shares and 5.64% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper North Carolina Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 5.31%.[3]

Long-term municipal bond prices remained surprisingly stable and shorter-term bond prices fell in a market environment characterized by rising interest rates and intensifying inflation concerns. The fund produced higher returns than its Lipper category average, primarily due to its emphasis on longer-term securities and strong income from its core holdings of seasoned, higher-coupon bonds. However, the fund's returns were lower than its benchmark, primarily because the Index contains bonds from many states, not just North Carolina, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and North Carolina state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from North Carolina state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

When the reporting period began in the spring of 2004, fixed-income markets had experienced a bout of heightened volatility as investors responded to reports of strengthening labor markets and rising commodity prices. In late June 2004, these factors prompted the Federal Reserve Board (the "Fed") to implement its first increase of short-term interest rates in approximately four years. That initial rate hike was followed by six more over the course of the reporting period, driving the overnight federal funds rate from 1% to 2.75% by the end of April 2005.

Despite the Fed's "measured" moves away from its previously accommodative monetary policy, prices of longer-term bonds remained surprisingly stable even as short- and intermediate-term bond prices declined. In the closing months of the reporting period, however, inflationary pressures appeared to resurface, and heightened volatility returned to the fixed-income markets.

In addition, better fiscal conditions for North Carolina and its municipalities benefited the fund's performance. Rising tax revenues and reduced spending in a recovering economy resulted in a balanced state budget, reducing North Carolina's need to borrow to finance its operations. Consequently, the supply of newly issued North Carolina bonds remained relatively sparse while investor demand stayed strong, helping to support tax-exempt bond prices.

In this market environment, we continued to position the fund relatively defensively to cushion the potentially eroding effects of rising interest rates. When making new purchases, we typically focused on callable, premium-priced bonds, which historically have held up relatively well during market downturns. In addition, we shifted assets from bonds with maturities in the five- to 10-year range to securities with 20- to 25-year maturities. By doing so, we successfully positioned the fund to benefit from narrower yield differences among bonds of various maturities as short-term yields rose and long-term yields remained relatively unchanged.

## What is the fund's current strategy?

Just days after the end of the reporting period, the Fed raised short-term interest rates for the eighth consecutive time, driving the federal funds rate to 3%. In addition, most analysts currently expect further rate hikes in the months ahead. Accordingly, we have continued to maintain a generally defensive investment posture, including an emphasis on higher-quality, callable, premium-priced bonds.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-North Carolina residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, North Carolina Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*

*The fund invests primarily in North Carolina municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in North Carolina municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | **1.54%** | **5.35%** | **5.35%** | |
| *without sales charge* | | **6.36%** | **6.32%** | **5.83%** | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | **1.82%** | **5.47%** | **5.51%** | |
| *without redemption* | | **5.82%** | **5.79%** | **5.51%** | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | **8/15/95** | **4.64%** | **5.54%** | **–** | **5.04%** |
| *without redemption* | **8/15/95** | **5.64%** | **5.54%** | **–** | **5.04%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, North Carolina Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.90 | $ 7.44 | $ 8.63 |
| Ending value (after expenses) | $1,015.80 | $1,013.20 | $1,012.70 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.91 | $ 7.45 | $ 8.65 |
| Ending value (after expenses) | $1,019.93 | $1,017.41 | $1,016.22 |

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.49% for Class B and 1.73% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—100.8% | Principal Amount ($) | Value ($) |
|---|---|---|
| **North Carolina—91.4%** | | |
| Appalachian State University, Revenue: | | |
| 5%, 7/15/2030 (Insured; MBIA) | 1,000,000 | 1,057,810 |
| Housing and Student Center System | | |
| 5.60%, 7/15/2020 (Insured; FSA) | | |
| (Prerefunded 7/15/2010) | 1,000,000 [a] | 1,126,830 |
| Cabarrus County, COP, Installment | | |
| Financing Contract 5.50%, 4/1/2014 | 2,000,000 | 2,211,860 |
| Cary 5%, 3/1/2019 | 1,500,000 | 1,626,945 |
| Charlotte: | | |
| 5%, 7/1/2021 | 1,525,000 | 1,631,948 |
| 5.60%, 6/1/2022 | 2,770,000 | 3,099,159 |
| 5%, 7/1/2022 | 2,110,000 | 2,249,809 |
| Airport Revenue 5.75%, 7/1/2029 (Insured; MBIA) | 1,500,000 | 1,639,800 |
| Storm Water Fee Revenue: | | |
| 5.25%, 6/1/2020 | 1,000,000 | 1,092,690 |
| 5%, 6/1/2034 | 1,500,000 | 1,576,515 |
| 6%, 6/1/2025 (Prerefunded 6/1/2010) | 2,000,000 [a] | 2,288,260 |
| Water and Sewer System Revenue: | | |
| 5.50%, 6/1/2017 | 1,650,000 | 1,849,122 |
| 5.25%, 6/1/2025 (Prerefunded 6/1/2010) | 3,710,000 [a] | 4,114,650 |
| Mecklenburg County | | |
| 5%, 4/1/2013 | 1,000,000 | 1,101,640 |
| New Hanover County, COP, Public Improvement | | |
| (New Hanover County Projects) | | |
| 5.75%, 11/1/2017 | 1,700,000 | 1,949,033 |
| North Carolina Capital Facilities Financing Agency, | | |
| Revenue (Duke University Project) | | |
| 5.125%, 7/1/2042 | 1,000,000 | 1,036,990 |
| North Carolina Eastern Municipal Power Agency, | | |
| Power System Revenue: | | |
| 6.20%, 1/1/2012 (Insured; FGIC) | 2,000,000 | 2,342,740 |
| 6%, 1/1/2022 (Insured; ACA) | 1,000,000 | 1,204,110 |
| 6.75%, 1/1/2026 (Insured; ACA) | 3,000,000 | 3,354,750 |
| North Carolina Educational Assistance | | |
| Authority, Guaranteed Student Loan | | |
| Revenue 6.35%, 7/1/2016 | 4,375,000 | 4,555,250 |
| North Carolina Housing Finance Agency, | | |
| Single Family Revenue 6.50%, 9/1/2026 | 1,550,000 | 1,582,674 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **North Carolina (continued)** | | |
| North Carolina Medical Care Commission, Revenue: | | |
| (Cleveland County Healthcare System Project) | | |
| 5.25%, 7/1/2019 (Insured; AMBAC) | 1,135,000 | 1,242,053 |
| (DePaul Community Facilities Project) | | |
| 7.625%, 11/1/2029 | 2,115,000 | 2,186,677 |
| (North Carolina Housing Foundation Inc.) | | |
| 6.625%, 8/15/2030 (Insured; ACA) | 3,250,000 | 3,568,273 |
| (Northeast Medical Center Project): | | |
| 5.50%, 11/1/2025 (Insured; AMBAC) | 1,000,000 | 1,090,980 |
| 5.50%, 11/1/2030 (Insured; AMBAC) | 2,000,000 | 2,181,960 |
| Retirement Facilities: | | |
| (Cypress Glenn Retirement Community) | | |
| 6%, 10/1/2033 | 1,000,000 | 1,030,770 |
| (Givens Estates Project) 6.50%, 7/1/2032 | 1,000,000 | 1,057,530 |
| (Southeast Regional Medical Center) | | |
| 6.25%, 6/1/2029 | 2,000,000 | 2,150,260 |
| (First Mortgage-United Church) | | |
| 5.25%, 9/1/2021 | 1,000,000 | 1,011,710 |
| (Wilson Memorial Hospital Project) | | |
| Zero Coupon, 11/1/2016 (Insured; AMBAC) | 3,055,000 | 1,872,532 |
| North Carolina Municipal Power Agency (Catawba Electric) | | |
| 5.25%, 1/1/2020 (Insured; MBIA) | 1,000,000 | 1,090,100 |
| Pasquotank County, COP | | |
| 5%, 6/1/2025 (Insured; MBIA) | 1,000,000 | 1,054,940 |
| Shelby, Combined Enterprise System Revenue: | | |
| 5.625%, 5/1/2014 | 1,000,000 | 1,020,170 |
| 5%, 5/1/2024 | 650,000 | 687,258 |
| University of North Carolina, University Revenue: | | |
| (Chapel Hill University): | | |
| 5.375%, 12/1/2013 | 1,415,000 | 1,573,409 |
| 5%, 12/1/2020 | 2,000,000 | 2,122,600 |
| Wilmington, COP 5%, 6/1/2036 | 1,000,000 | 1,045,680 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Related−9.4%** | | |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.50%, 7/1/2012 (Insured; FGIC) | 1,500,000 | 1,710,705 |
| Puerto Rico Public Finance Corp. 5.375%, 8/1/2024 (Insured; MBIA) (Prerefunded 8/1/2011) | 4,000,000 [a] | 4,476,240 |
| Virgin Islands Public Finance Authority, Revenues Sub Lien Fund Loan Notes 5.875%, 10/1/2018 | 850,000 | 878,237 |
| **Total Investments** (cost $70,992,997) | **100.8%** | **75,744,669** |
| **Liabilities, Less Cash and Receivables** | **(.8%)** | **(630,777)** |
| **Net Assets** | **100.0%** | **75,113,892** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **FSA** | Financial Security Assurance |
| **AMBAC** | American Municipal Bond Assurance Corporation | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **COP** | Certificate of Participation | | |
| **FGIC** | Financial Guaranty Insurance Company | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 50.6 |
| AA | | Aa | | AA | 20.4 |
| A | | A | | A | 20.9 |
| Not Rated [b] | | Not Rated [b] | | Not Rated [b] | 8.1 |
| | | | | | **100.0** |

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 70,992,997 | 75,744,669 |
| Interest receivable | | 1,262,732 |
| Receivable for shares of Beneficial Interest subscribed | | 5,489 |
| Prepaid expenses | | 8,341 |
| | | **77,021,231** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 54,678 |
| Cash overdraft due to custodian | | 1,710,770 |
| Payable for shares of Beneficial Interest redeemed | | 104,963 |
| Accrued expenses | | 36,928 |
| | | **1,907,339** |
| **Net Assets ($)** | | **75,113,892** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 70,666,935 |
| Accumulated net realized gain (loss) on investments | | (304,715) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 4,751,672 |
| **Net Assets ($)** | | **75,113,892** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 62,461,188 | 10,365,787 | 2,286,917 |
| Shares Outstanding | 4,447,582 | 738,711 | 162,788 |
| **Net Asset Value Per Share ($)** | **14.04** | **14.03** | **14.05** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **3,681,493** |
| **Expenses:** | |
| Management fee–Note 3(a) | 424,426 |
| Shareholder servicing costs–Note 3(c) | 243,840 |
| Distribution fees–Note 3(b) | 76,855 |
| Professional fees | 28,010 |
| Registration fees | 22,984 |
| Custodian fees | 14,578 |
| Prospectus and shareholders' reports | 11,400 |
| Trustees' fees and expenses–Note 3(d) | 2,501 |
| Loan commitment fees–Note 2 | 542 |
| Miscellaneous | 11,307 |
| **Total Expenses** | **836,443** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (3,227) |
| **Net Expenses** | **833,216** |
| **Investment Income–Net** | **2,848,277** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (162,715) |
| Net unrealized appreciation (depreciation) on investments | 2,039,880 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **1,877,165** |
| **Net Increase in Net Assets Resulting from Operations** | **4,725,442** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income–net | 2,848,277 | 3,193,642 |
| Net realized gain (loss) on investments | (162,715) | 1,225,818 |
| Net unrealized appreciation<br>(depreciation) on investments | 2,039,880 | (2,962,638) |
| **Net Increase (Decrease) in Net Assets<br>Resulting from Operations** | **4,725,442** | **1,456,822** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (2,386,004) | (2,555,752) |
| Class B shares | (395,040) | (558,141) |
| Class C shares | (67,233) | (63,747) |
| **Total Dividends** | **(2,848,277)** | **(3,177,640)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 4,630,971 | 4,359,219 |
| Class B shares | 286,190 | 569,891 |
| Class C shares | 475,479 | 778,288 |
| Dividends reinvested: | | |
| Class A shares | 1,301,199 | 1,314,139 |
| Class B shares | 195,739 | 281,235 |
| Class C shares | 13,910 | 16,725 |
| Cost of shares redeemed: | | |
| Class A shares | (7,221,795) | (8,026,234) |
| Class B shares | (4,550,025) | (4,884,108) |
| Class C shares | (281,949) | (593,503) |
| **Increase (Decrease) in Net Assets<br>from Beneficial Interest Transactions** | **(5,150,281)** | **(6,184,348)** |
| **Total Increase (Decrease) in Net Assets** | **(3,273,116)** | **(7,905,166)** |
| **Net Assets ($):** | | |
| Beginning of Period | 78,387,008 | 86,292,174 |
| **End of Period** | **75,113,892** | **78,387,008** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 333,324 | 313,623 |
| Shares issued for dividends reinvested | 93,380 | 94,298 |
| Shares redeemed | (518,846) | (574,893) |
| **Net Increase (Decrease) in Shares Outstanding** | **(92,142)** | **(166,972)** |
| **Class B[a]** | | |
| Shares sold | 20,568 | 40,968 |
| Shares issued for dividends reinvested | 14,065 | 20,202 |
| Shares redeemed | (327,871) | (351,805) |
| **Net Increase (Decrease) in Shares Outstanding** | **(293,238)** | **(290,635)** |
| **Class C** | | |
| Shares sold | 34,053 | 55,251 |
| Shares issued for dividends reinvested | 998 | 1,200 |
| Shares redeemed | (20,404) | (43,269) |
| **Net Increase (Decrease) in Shares Outstanding** | **14,647** | **13,182** |

[a]  *During the period ended April 30, 2005, 200,372 Class B shares representing $2,778,351 were automatically converted to 200,206 Class A shares and during the period ended April 30, 2004, 186,774 Class B shares representing $2,590,308 were automatically converted to 186,612 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | | Year Ended April 30, | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.71 | 14.00 | 13.44 | 13.21 | 12.79 |
| Investment Operations: | | | | | |
| Investment income—net | .53[b] | .55[b] | .57[b] | .61[b] | .66 |
| Net realized and unrealized gain (loss) on investments | .33 | (.29) | .56 | .23 | .42 |
| Total from Investment Operations | .86 | .26 | 1.13 | .84 | 1.08 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.53) | (.55) | (.57) | (.61) | (.66) |
| Net asset value, end of period | 14.04 | 13.71 | 14.00 | 13.44 | 13.21 |
| **Total Return (%)[c]** | 6.36 | 1.83 | 8.56 | 6.46 | 8.57 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .98 | .96 | .96 | .95 | .95 |
| Ratio of net expenses to average net assets | .98 | .96 | .96 | .95 | .95 |
| Ratio of net investment income to average net assets | 3.79 | 3.92 | 4.15 | 4.54 | 5.01 |
| Portfolio Turnover Rate | 38.85 | 56.50 | 49.19 | 36.45 | 32.30 |
| Net Assets, end of period ($ X 1,000) | 62,461 | 62,223 | 65,899 | 61,807 | 57,033 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

See notes to financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.70 | 13.99 | 13.42 | 13.20 | 12.78 |
| Investment Operations: | | | | | |
| Investment income—net | .45[b] | .48[b] | .50[b] | .54[b] | .59 |
| Net realized and unrealized gain (loss) on investments | .34 | (.30) | .57 | .22 | .42 |
| Total from Investment Operations | .79 | .18 | 1.07 | .76 | 1.01 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.46) | (.47) | (.50) | (.54) | (.59) |
| Net asset value, end of period | 14.03 | 13.70 | 13.99 | 13.42 | 13.20 |
| **Total Return (%)[c]** | 5.82 | 1.32 | 8.10 | 5.85 | 8.03 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.49 | 1.46 | 1.46 | 1.45 | 1.45 |
| Ratio of net expenses to average net assets | 1.49 | 1.46 | 1.46 | 1.45 | 1.45 |
| Ratio of net investment income to average net assets | 3.28 | 3.42 | 3.65 | 4.04 | 4.50 |
| Portfolio Turnover Rate | 38.85 | 56.50 | 49.19 | 36.45 | 32.30 |
| Net Assets, end of period ($ X 1,000) | 10,366 | 14,133 | 18,503 | 19,598 | 18,994 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.03% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

*See notes to financial statements.*

| Class C Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 13.71 | 14.01 | 13.44 | 13.22 | 12.80 |
| Investment Operations: | | | | | |
| Investment income—net | .42[b] | .44[b] | .47[b] | .51[b] | .56 |
| Net realized and unrealized gain (loss) on investments | .34 | (.30) | .57 | .22 | .42 |
| Total from Investment Operations | .76 | .14 | 1.04 | .73 | .98 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.42) | (.44) | (.47) | (.51) | (.56) |
| Net asset value, end of period | 14.05 | 13.71 | 14.01 | 13.44 | 13.22 |
| **Total Return (%)[c]** | 5.64 | 1.00 | 7.83 | 5.60 | 7.78 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.73 | 1.70 | 1.70 | 1.68 | 1.68 |
| Ratio of net expenses to average net assets | 1.73 | 1.70 | 1.70 | 1.68 | 1.68 |
| Ratio of net investment income to average net assets | 3.04 | 3.16 | 3.37 | 3.76 | 4.27 |
| Portfolio Turnover Rate | 38.85 | 56.50 | 49.19 | 36.45 | 32.30 |
| Net Assets, end of period ($ X 1,000) | 2,287 | 2,031 | 1,890 | 1,423 | 756 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the North Carolina Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $13,803, accumulated capital losses $302,978 and unrealized appreciation $4,751,672. In addition, the fund had $1,737 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $142,001 of the carryover expires in fiscal 2010 and $160,977 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $2,848,277 and $3,177,640, respectively.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

## NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $2,505 from commissions earned on sales of the fund's Class A shares, and $28,784 and $1 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $60,273 and $16,582, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $157,257, $30,137 and $5,527 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $28,533 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $33,648, Rule 12b-1 distribution plan fees $5,659 and shareholder services plan fees $15,371.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $29,696,360 and $36,445,424, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $70,992,997; accordingly, accumulated net unrealized appreciation on investments was $4,751,672, consisting of $4,753,606 gross unrealized appreciation and $1,934 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, North Carolina Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, North Carolina Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, North Carolina Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are North Carolina residents, North Carolina personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

———————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

———————

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

———————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

———————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
North Carolina Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0065AR0405

# Dreyfus Premier State Municipal Bond Fund, Ohio Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

THE FUND

FOR MORE INFORMATION

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Ohio Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Ohio Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.70% for Class A shares, 6.15 for Class B shares and 5.89% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Ohio Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in this category was 6.05%.[3]

Although rising interest rates eroded the prices of short- and intermediate-term fixed-income securities, longer-term bonds fared relatively well over the reporting period. The fund's returns were in line with its Lipper category average, primarily due to strong income from the fund's seasoned holdings of higher-coupon, longer-term securities. The fund produced lower returns than its benchmark, however, primarily because the Index contains bonds from many states, not just Ohio, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Ohio state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Ohio state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. When selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Surging commodity prices and strengthening labor markets stoked long-dormant inflation fears and led to heightened market volatility in the spring of 2005. These factors also prompted the Federal Reserve Board (the "Fed") to raise short-term interest rates in late June 2004, its first rate-hike in approximately four years. Six additional increases followed, and the overnight federal funds rate rose from 1% at the start of the reporting period to 2.75% at the end.

While higher short-term rates historically have eroded the value of bonds across the full maturity spectrum, longer-term bonds held up surprisingly well during the reporting period. Investors' inflation concerns eased amid relatively moderate economic growth, and the Fed's well-telegraphed changes in monetary policy removed some uncertainty from the market. During the first quarter of 2005, however, inflationary pressures appeared to be more sustained, and heightened volatility returned to the fixed-income markets.

Despite the recovering national economy, Ohio and its municipalities have continued to face challenges, including a difficult business

4

environment in the automotive industry. What's more, the national supply of newly issued bonds rose during the reporting period as state and local governments refunded existing, higher-coupon debt at lower prevailing borrowing rates. The ample supply of tax-exempt securities was absorbed by robust investor demand, supporting their prices.

In this market environment, we attempted to reduce the fund's sensitivity to rising interest rates by decreasing its average duration. Fortunately, income from the fund's core holdings of seasoned, higher-coupon bonds more than offset weakness among securities in the intermediate-term range. In addition, the fund benefited from refunding activity among some of its holdings.

### What is the fund's current strategy?

Given the resilience of bond prices at the longer end of the maturity range during the reporting period, we recently have focused primarily on higher-coupon bonds with maturities of 25 years or more and that are eligible for refunding. Nonetheless, in anticipation of further increases of short-term interest rates, we have maintained a relatively cautious investment posture overall. Indeed, just days after the reporting period's end, the Fed raised the federal funds rate to 3%, and more rate-hikes are expected in the months ahead.

May 16, 2005

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Ohio residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Ohio Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.

The fund invests primarily in Ohio municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Ohio municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 1.88% | 5.08% | 5.05% | |
| *without sales charge* | | 6.70% | 6.06% | 5.54% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | 2.15% | 5.20% | 5.20% | |
| *without redemption* | | 6.15% | 5.53% | 5.20% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | 8/15/95 | 4.89% | 5.28% | – | 4.69% |
| *without redemption* | 8/15/95 | 5.89% | 5.28% | – | 4.69% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*
*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Ohio Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.60 | $ 7.19 | $ 8.38 |
| Ending value (after expenses) | $1,016.60 | $1,013.20 | $1,012.80 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.61 | $ 7.20 | $ 8.40 |
| Ending value (after expenses) | $1,020.23 | $1,017.65 | $1,016.46 |

† *Expenses are equal to the fund's annualized expense ratio of .92% for Class A, 1.44% for Class B, and 1.68% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments−98.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Ohio−95.3%** | | |
| Akron: | | |
| 6%, 12/1/2012 | 1,380,000 | 1,614,448 |
| 5.50%, 12/1/2020 (Insured; MBIA) | 1,460,000 | 1,615,971 |
| Sewer Systems Revenue | | |
| 5.875%, 12/1/2016 (Insured; MBIA) | 1,200,000 | 1,267,920 |
| Brunswick City School District | | |
| 5%, 12/1/2023 (Insured; AMBAC) | 2,000,000 | 2,131,460 |
| Cincinnati City School District, School Improvement: | | |
| 5.375%, 12/1/2018 (Insured; MBIA) | 6,560,000 | 7,240,600 |
| 5.25%, 6/1/2019 (Insured; FSA) | 1,225,000 | 1,347,463 |
| Cincinnati Technical College 5.25%, 10/1/2022 | 2,825,000 | 3,113,517 |
| Cincinnati, Water System Revenue: | | |
| 5.50%, 12/1/2017 | 1,000,000 | 1,107,520 |
| 5%, 12/1/2020 | 1,000,000 | 1,061,300 |
| 5%, 12/1/2022 | 5,545,000 | 5,884,908 |
| 5%, 12/1/2023 | 3,130,000 | 3,321,869 |
| Clermont County, Hospital Facilities Revenue | | |
| (Mercy Health Systems) | | |
| 5.625%, 9/1/2016 (Insured; AMBAC) | 4,250,000 | 4,565,690 |
| City of Cleveland: | | |
| COP (Stadium Project) | | |
| 5.25%, 11/15/2022 (Insured; AMBAC) | 1,210,000 | 1,286,254 |
| Public Power System Revenue | | |
| 5.125%, 11/15/2018 (Insured; MBIA) | 9,650,000 | 10,124,105 |
| Waterworks Revenue: | | |
| 5.50%, 1/1/2021 (Insured; MBIA) | 8,000,000 | 9,320,560 |
| 5%, 1/1/2023 (Insured; FSA) | 1,405,000 | 1,472,524 |
| 5%, 1/1/2023 (Insured; FSA) | | |
| (Prerefunded 1/1/2008) | 1,095,000 [a] | 1,163,963 |
| Cleveland-Cuyahoga County Port Authority, Revenue, | | |
| Special Assessment/Tax Increment: | | |
| 7%, 12/1/2018 | 2,345,000 | 2,520,617 |
| 7.35%, 12/1/2031 | 3,655,000 | 3,965,382 |
| Columbus Ohio City School District | | |
| 5%, 12/1/2032 (Insured; FSA) | 2,765,000 | 2,912,347 |
| Cuyahoga Community College District, General | | |
| Receipts 5%, 12/1/2022 (Insured; AMBAC) | 1,500,000 | 1,613,295 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Ohio (continued)** | | |
| Cuyahoga County: | | |
| HR: | | |
| Improvement (MetroHealth Systems Project) | | |
| 6.125%, 2/15/2024 | 4,845,000 | 5,092,434 |
| Hospital Facilities Revenue (Canton Inc. Project) | | |
| 7.50%, 1/1/2030 | 6,250,000 | 7,029,500 |
| Mortgage Revenue (West Tech Apartments Project) | | |
| 5.95%, 9/20/2042 (Guaranteed; GNMA) | 5,295,000 | 5,570,287 |
| Fairfield City School District, | | |
| School Improvement Unlimited Tax: | | |
| 7.20%, 12/1/2011 (Insured; FGIC) | | |
| (Prerefunded 12/1/2005) | 1,000,000 [a] | 1,056,430 |
| 7.20%, 12/1/2012 (Insured; FGIC) | | |
| (Prerefunded 12/1/2005) | 1,250,000 [a] | 1,320,538 |
| 6.10%, 12/1/2015 (Insured; FGIC) | | |
| (Prerefunded 12/1/2005) | 2,000,000 [a] | 2,041,000 |
| 5.375%, 12/1/2019 (Insured; FGIC) | 1,860,000 | 2,052,975 |
| 5.375%, 12/1/2020 (Insured; FGIC) | 1,400,000 | 1,530,830 |
| 6%, 12/1/2020 (Insured; FGIC) | | |
| (Prerefunded 12/1/2005) | 2,000,000 [a] | 2,039,840 |
| Findlay 5.875%, 7/1/2017 | 2,000,000 | 2,111,100 |
| Forest Hills Local School District | | |
| 5.70%, 12/1/2016 (Insured; MBIA) | 1,000,000 | 1,078,810 |
| Franklin County: | | |
| HR: | | |
| (Holy Cross Health Systems Corp.) | | |
| 5.80%, 6/1/2016 | 2,000,000 | 2,089,920 |
| Multifamily (Agler Green LP) | | |
| 5.80%, 5/20/2044 (Collateralized; GNMA) | 1,200,000 | 1,261,176 |
| Greater Cleveland Regional Transit Authority | | |
| 5.65%, 12/1/2016 (Insured; FGIC) | | |
| (Prerefunded 12/1/2006) | 5,445,000 [a] | 5,738,050 |
| Hamilton County: | | |
| Hospital Facilities Improvement Revenue | | |
| (Deaconess Hospital) 7%, 1/1/2012 | 2,115,000 | 2,142,368 |
| Sales Tax Revenue | | |
| Zero Coupon, 12/1/2027 (Insured; AMBAC) | 17,940,000 | 6,171,719 |
| Sewer System Revenue: | | |
| 5.25%, 12/1/2019 (Insured; MBIA) | 1,000,000 | 1,114,470 |
| 5.25%, 12/1/2020 (Insured; MBIA) | 1,000,000 | 1,114,470 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Ohio (continued)** | | |
| Highland Local School District, School Improvement: | | |
| 5.75%, 12/1/2018 (Insured; FSA) | 1,675,000 | 1,890,589 |
| 5.75%, 12/1/2020 (Insured; FSA) | 2,020,000 | 2,265,107 |
| Hilliard School District, School Improvement: | | |
| Zero Coupon, 12/1/2013 (Insured; FGIC) | 1,655,000 | 1,184,748 |
| Zero Coupon, 12/1/2014 (Insured; FGIC) | 1,655,000 | 1,123,249 |
| Lakota Local School District 6.125%, 12/1/2017 | | |
| (Insured; AMBAC) (Prerefunded 12/1/2005) | 1,075,000 a | 1,097,188 |
| Lebanon City School District | | |
| 5.50%, 12/1/2021 (Insured; FSA) | 4,050,000 | 4,482,662 |
| Lowellville, Sanitary Sewer Systems Revenue | | |
| (Browning-Ferris Industries Inc.) | | |
| 7.25%, 6/1/2006 | 600,000 | 600,798 |
| County of Mahoning, HR | | |
| (Forum Health Obligated Group) | | |
| 6%, 11/15/2032 | 1,500,000 | 1,611,915 |
| Marysville Exempt Village School District | | |
| 5.35%, 12/1/2025 (Insured; FSA) | 2,010,000 | 2,176,267 |
| Massillon City School District, Improvement: | | |
| 5.25%, 12/1/2019 (Insured; MBIA) | 1,300,000 | 1,429,961 |
| 5%, 12/1/2025 (Insured; MBIA) | 1,150,000 | 1,212,273 |
| Milford Exempt Village School District, | | |
| School Improvement | | |
| 6%, 12/1/2020 (Insured; FSA) | 1,910,000 | 2,175,490 |
| City of Monroe, Improvement | | |
| 5.25%, 12/1/2018 (Insured; FSA) | 1,035,000 | 1,144,068 |
| New Albany Community Authority, Community | | |
| Facilities Revenue | | |
| 5.20%, 10/1/2024 (Insured; AMBAC) | 2,000,000 | 2,157,600 |
| North Royalton City School District | | |
| 6.10%, 12/1/2019 (Insured; MBIA) | 2,500,000 | 2,868,575 |
| State of Ohio: | | |
| 6.929%, 3/15/2020 (Insured; FSA) | 7,760,000 b,c | 8,951,548 |
| PCR (Standard Oil Co. Project) 6.75%, 12/1/2015 | | |
| (Guaranteed; British Petroleum Co. p.l.c.) | 2,700,000 | 3,341,520 |
| Ohio Housing Finance Agency, | | |
| Residential Mortgage Revenue | | |
| 6.05%, 9/1/2017 (Guaranteed; GNMA) | 1,190,000 | 1,242,217 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Ohio (continued)** | | |
| Ohio Higher Educational Facility Commission, Revenue (Xavier University Project) 5%, 5/1/2023 (Insured; FGIC) | 2,250,000 | 2,408,243 |
| Ohio State University, General Receipts 5.25%, 6/1/2023 | 2,625,000 | 2,887,841 |
| Ohio Turnpike Commission, Turnpike Revenue, Highway Improvements 5.50%, 2/15/2026 | 7,700,000 | 8,366,281 |
| Ohio Water Development Authority, Fresh Water Revenue 5.90%, 12/1/2015 (Insured; AMBAC) (Prerefunded 6/1/2005) | 4,650,000 ᵃ | 4,756,857 |
| Pickerington Local School District, School Facilities Construction and Improvement 5.25%, 12/1/2020 (Insured; FGIC) | 6,000,000 | 6,517,260 |
| Port of Greater Cincinnati Development Authority, Special Obligation Development Revenue (Cooperative Public Parking and Infrastructure Project): | | |
| 6.30%, 2/15/2024 | 2,250,000 | 2,414,745 |
| 6.40%, 2/15/2034 | 2,500,000 | 2,661,175 |
| Princeton City School District 5.25%, 12/1/2017 (Insured; MBIA) | 2,395,000 | 2,647,385 |
| Southwest Regional Water District, Water Revenue: | | |
| 6%, 12/1/2015 (Insured; MBIA) | 1,600,000 | 1,647,632 |
| 6%, 12/1/2020 (Insured; MBIA) | 1,250,000 | 1,287,213 |
| Strongsville, Library Improvement: | | |
| 5%, 12/1/2015 (Insured; FGIC) | 325,000 | 350,441 |
| 5.50%, 12/1/2020 (Insured; FGIC) | 1,700,000 | 1,881,611 |
| Summit County 6.50%, 12/1/2016 (Insured; FGIC) (Prerefunded 12/1/2010) | 2,000,000 ᵃ | 2,348,060 |
| Summit County Port Authority, Revenue (Civic Theatre Project) 5.50%, 12/1/2026 (Insured; AMBAC) | 1,000,000 | 1,098,230 |
| Toledo 5.625%, 12/1/2011 (Insured; AMBAC) | 1,000,000 | 1,063,000 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Ohio (continued)** | | |
| Toledo Lucas Count Port Authority, Revenue (Northwest Ohio Bond Fund) 6.375%, 11/15/2032 | 1,650,000 | 1,728,590 |
| University of Cincinnati: | | |
| General Receipts 5%, 6/1/2021 (Insured; MBIA) | 3,040,000 | 3,202,154 |
| University and College Revenue: | | |
| 5.75%, 6/1/2018 | 2,165,000 | 2,479,293 |
| 5.75%, 6/1/2019 | 1,500,000 | 1,717,755 |
| Warren, Waterworks Revenue 5.50%, 11/1/2015 (Insured; FGIC) | 1,450,000 | 1,645,997 |
| Youngstown: | | |
| 5.375%, 12/1/2025 (Insured; AMBAC) | 2,195,000 | 2,381,048 |
| 6%, 12/1/2031 (Insured; AMBAC) | 2,370,000 | 2,677,531 |
| **U.S. Related−2.8%** | | |
| Virgin Islands Public Finance Authority, Revenue: | | |
| 6.375%, 10/1/2019 | 3,000,000 | 3,421,050 |
| 6%, 10/1/2022 | 3,000,000 | 3,071,460 |
| **Total Long-Term Municipal Investments** (cost $209,000,552) | | **224,824,257** |

| Options−0% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Put Options** | | |
| U.S. Treasury 10 Year Notes June 2005 @ 107 (Cost $260,891) | 870,000 | **13,594** |

| | | |
|---|---|---|
| **Total Investments** (cost $209,261,443) | **98.1%** | **224,837,851** |
| **Cash and Receivables (Net)** | **1.9%** | **4,254,023** |
| **Net Assets** | **100.0%** | **229,091,874** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **GNMA** | Government National Mortgage Association |
| **COP** | Certificate of Participation | **HR** | Hospital Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **PCR** | Pollution Control Revenue |
| **FSA** | Financial Security Assurance | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 69.7 |
| AA | | Aa | | AA | 14.1 |
| A | | A | | A | 3.2 |
| BBB | | Baa | | BBB | 6.2 |
| BB | | Ba | | BB | .3 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 6.5 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Inverse floater security—the interest rate is subject to change periodically.*

c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, this security amounted to $8,951,548 or 3.9% of net assets.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 209,261,443 | 224,837,851 |
| Cash | | 420,053 |
| Interest receivable | | 3,977,574 |
| Receivable for shares of Beneficial Interest subscribed | | 186,504 |
| Prepaid expenses | | 9,219 |
| | | **229,431,201** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 167,945 |
| Payable for shares of Beneficial Interest redeemed | | 118,456 |
| Accrued expenses | | 52,926 |
| | | **339,327** |
| **Net Assets ($)** | | **229,091,874** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 216,631,738 |
| Accumulated net realized gain (loss) on investments | | (3,116,272) |
| Accumulated gross unrealized appreciation on investments | | 15,576,408 |
| **Net Assets ($)** | | **229,091,874** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 189,946,204 | 28,739,681 | 10,405,989 |
| Shares Outstanding | 14,863,366 | 2,248,236 | 812,852 |
| **Net Asset Value Per Share ($)** | **12.78** | **12.78** | **12.80** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **12,023,488** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,314,950 |
| Shareholder servicing costs–Note 3(c) | 747,903 |
| Distribution fees–Note 3(b) | 239,456 |
| Professional fees | 30,743 |
| Custodian fees | 30,271 |
| Registration fees | 21,625 |
| Prospectus and shareholders' reports | 10,899 |
| Trustees' fees and expenses–Note 3(d) | 7,239 |
| Loan commitment fees–Note 2 | 1,694 |
| Miscellaneous | 22,099 |
| **Total Expenses** | **2,426,879** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (4,684) |
| **Net Expenses** | **2,422,195** |
| **Investment Income–Net** | **9,601,293** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (250,834) |
| Net unrealized appreciation (depreciation) on investments | 5,993,494 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **5,742,660** |
| **Net Increase in Net Assets Resulting from Operations** | **15,343,953** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income—net | 9,601,293 | 10,353,499 |
| Net realized gain (loss) on investments | (250,834) | (147,443) |
| Net unrealized appreciation (depreciation) on investments | 5,993,494 | (7,243,981) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **15,343,953** | **2,962,075** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (8,080,691) | (8,438,624) |
| Class B shares | (1,177,164) | (1,508,132) |
| Class C shares | (342,157) | (357,162) |
| **Total Dividends** | **(9,600,012)** | **(10,303,918)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 10,571,876 | 14,386,456 |
| Class B shares | 802,510 | 2,876,566 |
| Class C shares | 1,342,021 | 2,135,953 |
| Dividends reinvested: | | |
| Class A shares | 5,401,184 | 5,438,654 |
| Class B shares | 686,520 | 914,983 |
| Class C shares | 237,664 | 234,762 |
| Cost of shares redeemed: | | |
| Class A shares | (29,570,748) | (27,604,003) |
| Class B shares | (11,325,271) | (10,493,966) |
| Class C shares | (2,463,196) | (1,174,239) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(24,317,440)** | **(13,284,834)** |
| **Total Increase (Decrease) in Net Assets** | **(18,573,499)** | **(20,626,677)** |
| **Net Assets ($):** | | |
| Beginning of Period | 247,665,373 | 268,292,050 |
| **End of Period** | **229,091,874** | **247,665,373** |

*See notes to financial statements.*

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A [a]** | | |
| Shares sold | 835,329 | 1,132,255 |
| Shares issued for dividends reinvested | 425,864 | 427,186 |
| Shares redeemed | (2,334,786) | (2,172,498) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,073,593)** | **(613,057)** |
| **Class B [a]** | | |
| Shares sold | 63,436 | 225,058 |
| Shares issued for dividends reinvested | 54,166 | 71,856 |
| Shares redeemed | (896,477) | (824,757) |
| **Net Increase (Decrease) in Shares Outstanding** | **(778,875)** | **(527,843)** |
| **Class C** | | |
| Shares sold | 105,200 | 167,651 |
| Shares issued for dividends reinvested | 18,710 | 18,410 |
| Shares redeemed | (195,250) | (92,310) |
| **Net Increase (Decrease) in Shares Outstanding** | **(71,340)** | **93,751** |

[a] *During the period ended April 30, 2005, 507,882 Class B shares representing $6,422,532 were automatically converted to 508,041 Class A shares and during the period ended April 30, 2004, 405,264 Class B shares representing $5,146,986 were automatically converted to 405,341 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | Year Ended April 30, | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002 [a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.48 | 12.84 | 12.48 | 12.29 | 11.88 |
| Investment Operations: | | | | | |
| Investment income—net | .52 [b] | .52 [b] | .55 [b] | .58 [b] | .61 |
| Net realized and unrealized gain (loss) on investments | .30 | (.36) | .36 | .19 | .41 |
| Total from Investment Operations | .82 | .16 | .91 | .77 | 1.02 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.52) | (.52) | (.55) | (.58) | (.61) |
| Net asset value, end of period | 12.78 | 12.48 | 12.84 | 12.48 | 12.29 |
| **Total Return (%)** [c] | 6.70 | 1.25 | 7.39 | 6.35 | 8.75 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .91 | .90 | .92 | .92 | .91 |
| Ratio of net expenses to average net assets | .91 | .90 | .92 | .92 | .91 |
| Ratio of net investment income to average net assets | 4.12 | 4.09 | 4.33 | 4.64 | 5.02 |
| Portfolio Turnover Rate | 5.30 | 18.49 | 48.42 | 32.20 | 27.53 |
| Net Assets, end of period ($ X 1,000) | 189,946 | 198,836 | 212,474 | 210,000 | 197,970 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.63% to 4.64%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

See notes to financial statements.

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.48 | 12.84 | 12.48 | 12.29 | 11.88 |
| Investment Operations: | | | | | |
| Investment income—net | .45[b] | .46[b] | .48[b] | .51[b] | .55 |
| Net realized and unrealized gain (loss) on investments | .31 | (.36) | .36 | .20 | .41 |
| Total from Investment Operations | .76 | .10 | .84 | .71 | .96 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.46) | (.46) | (.48) | (.52) | (.55) |
| Net asset value, end of period | 12.78 | 12.48 | 12.84 | 12.48 | 12.29 |
| **Total Return (%)[c]** | 6.15 | .74 | 6.86 | 5.82 | 8.21 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.42 | 1.41 | 1.42 | 1.42 | 1.41 |
| Ratio of net expenses to average net assets | 1.42 | 1.41 | 1.42 | 1.42 | 1.41 |
| Ratio of net investment income to average net assets | 3.61 | 3.59 | 3.82 | 4.13 | 4.51 |
| Portfolio Turnover Rate | 5.30 | 18.49 | 48.42 | 32.20 | 27.53 |
| Net Assets, end of period ($ X 1,000) | 28,740 | 37,779 | 45,655 | 40,904 | 38,763 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.12% to 4.13%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

*See notes to financial statements.*

| | | | Year Ended April 30, | | |
|---|---|---|---|---|---|
| Class C Shares | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 12.50 | 12.86 | 12.50 | 12.30 | 11.89 |
| Investment Operations: | | | | | |
| Investment income—net | .42[b] | .42[b] | .45[b] | .48[b] | .52 |
| Net realized and unrealized gain (loss) on investments | .31 | (.36) | .36 | .21 | .41 |
| Total from Investment Operations | .73 | .06 | .81 | .69 | .93 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.43) | (.42) | (.45) | (.49) | (.52) |
| Net asset value, end of period | 12.80 | 12.50 | 12.86 | 12.50 | 12.30 |
| **Total Return (%)[c]** | 5.89 | .48 | 6.60 | 5.65 | 7.92 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.67 | 1.66 | 1.66 | 1.65 | 1.65 |
| Ratio of net expenses to average net assets | 1.67 | 1.66 | 1.66 | 1.65 | 1.65 |
| Ratio of net investment income to average net assets | 3.36 | 3.32 | 3.58 | 3.86 | 4.21 |
| Portfolio Turnover Rate | 5.30 | 18.49 | 48.42 | 32.20 | 27.53 |
| Net Assets, end of period ($ X 1,000) | 10,406 | 11,051 | 10,163 | 9,407 | 5,163 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.85% to 3.86%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Ohio Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, State income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $50,427, accumulated capital losses $3,252,812 and unrealized appreciation $15,824,985. In addition, the fund had $110,757 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $762,018 of the carryover expires in fiscal 2009, $2,103,420 expires in fiscal 2012 and $387,374 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $9,600,012 and $10,303,918, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $1,281 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $7,419 from commissions earned on sales of the fund's Class A shares, and $68,046 and $1 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of

1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $163,115 and $76,341, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $490,700, $81,558 and $25,447, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $80,866 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $102,941, Rule 12b-1 distribution plan fees $18,105 and shareholder services plan fees $46,899.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and option transactions, during the period ended April 30, 2005, amounted to $12,235,915 and $37,132,783, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $209,012,866; accordingly, accumulated gross unrealized appreciation on investments was $15,824,985.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Ohio Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Ohio Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Ohio Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Ohio residents, Ohio personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

---

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

---

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
• Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
• Instructor, The New York Psychoanalytic Institute (1981-present)
• Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

———————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
• A management consultant for various non-profit organizations (May 2004-present)
• Chairman of the Avery-Fisher Artist Program (November 1997-present)
• President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
• Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

———————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier
State Municipal Bond Fund,
Ohio Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0057AR0405

# Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series

**ANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

### THE FUND

### FOR MORE INFORMATION

Dreyfus Premier State
Municipal Bond Fund,
Pennsylvania Series

# The Fund

 LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 6.62% for Class A shares, 6.08% for Class B shares and 5.83% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Pennsylvania Municipal Debt Funds category, and the average total return for all funds reported in this category was 5.95% for the reporting period.[3]

Although higher interest rates and intensifying inflationary pressures caused short- and intermediate-term bonds to lose some of their value, longer-term municipal bond prices remained stable over the reporting period. The fund produced returns that were in line with its Lipper category average, primarily due to its light exposure to short-term bonds and strong income from its seasoned holdings. The fund underperformed its benchmark, however, primarily because the Index contains bonds from many states, not just Pennsylvania, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Pennsylvania state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and Pennsylvania income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Short-term interest rates rose steadily as the Federal Reserve Board (the "Fed") moved away from its previously accommodative monetary policy as a stronger U.S. economy, recovering labor market and rising energy prices suggested that inflationary pressures might rise. In fact, the Fed raised the overnight federal funds rate at each of seven meetings of the Federal Open Market Committee between June 2004 and April 2005, driving short-term rates from 1% to 2.75%.

Historically, fixed-income securities across the full maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different, with long-term bond prices remaining virtually unchanged while shorter-term bond prices declined. Longer-term bonds appeared to benefit from the Fed's unusual candor in signaling its intentions well ahead of actual policy changes, which removed a degree of uncertainty from the market.

Municipal bonds also benefited during the reporting period from better fiscal conditions for many issuers, including those in Pennsylvania. Higher tax revenues helped Pennsylvania maintain a healthy credit profile, and the supply of newly issued securities remained relatively sparse.

**4**

In this environment, the fund continued to enjoy higher levels of income from its core, seasoned holdings than are currently available from newly issued securities. In addition, the fund benefited from refunding activity among some of its holdings as issuers took advantage of low borrowing rates to refinance existing debt.

Finally, we successfully cushioned the eroding effects of higher interest rates by maintaining relatively light positions toward the shorter end of the fund's maturity range. Instead, we emphasized bonds in the 15- to 20-year range, where volatility proved to be relatively muted. However, some of the benefits of that focus were offset by the fund's relatively light holdings in the 20- to 30-year range, where returns were particularly attractive.

### What is the fund's current strategy?

Just days after the end of the reporting period, the Fed implemented its eighth consecutive rate hike, raising the federal funds rate to 3%. Most analysts believe that additional increases are likely. Accordingly, we have maintained a generally cautious investment posture designed to weather potential volatility until the Fed indicates that the current tightening cycle is finished.

May 16, 2005

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Pennsylvania residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*
*Past performance is not predictive of future performance.*
*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*
*The fund invests primarily in Pennsylvania municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Pennsylvania municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

|  | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** |  |  |  |  |  |
| *with maximum sales charge (4.5%)* |  | **1.84%** | **5.16%** | **5.22%** |  |
| *without sales charge* |  | **6.62%** | **6.13%** | **5.71%** |  |
| **Class B shares** |  |  |  |  |  |
| *with applicable redemption charge* † |  | **2.08%** | **5.27%** | **5.37%** |  |
| *without redemption* |  | **6.08%** | **5.60%** | **5.37%** |  |
| **Class C shares** |  |  |  |  |  |
| *with applicable redemption charge* †† | **8/15/95** | **4.83%** | **5.35%** | **–** | **4.85%** |
| *without redemption* | **8/15/95** | **5.83%** | **5.35%** | **–** | **4.85%** |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    4.70 | $    7.24 | $    8.43 |
| Ending value (after expenses) | $1,014.70 | $1,012.70 | $1,010.90 |

## COMPARING YOUR FUND'S EXPENSES
### WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $    4.71 | $    7.25 | $    8.45 |
| Ending value (after expenses) | $1,020.13 | $1,017.60 | $1,016.41 |

† *Expenses are equal to the fund's annualized expense ratio of .94% for Class A, 1.45% for Class B and 1.69% for Class C, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—95.5% | Principal Amount ($) | Value ($) |
|---|---|---|
| Allegheny County Hospital Development Authority, Revenue (Hospital-South Hills Health) 5.125%, 5/1/2029 | 1,100,000 | 1,027,620 |
| Allegheny County Sanitary Authority, Sewer Revenue 5%, 12/1/2019 (Insured; MBIA) | 1,900,000 | 2,045,863 |
| Bethlehem Area Vocational Technical School Authority, LR 5%, 9/1/2019 (Insured; MBIA) | 895,000 | 949,604 |
| Bucks County Water and Sewer Authority, Revenue: 5.375%, 6/1/2018 (Insured; AMBAC) | 1,255,000 | 1,384,566 |
| Collection Sewer Systems: 5.375%, 6/1/2017 (Insured; AMBAC) | 1,340,000 | 1,481,517 |
| 5%, 6/1/2019 (Insured; AMBAC) | 1,480,000 | 1,590,822 |
| Butler County, GO 5.25%, 7/15/2019 (Insured; FGIC) (Prerefunded 7/15/2013) | 1,810,000 [a] | 2,035,906 |
| Butler County Industrial Development Authority: Health Care Facilities Revenue (Saint John Care Center) 5.80%, 4/20/2029 (Collateralized; GNMA) | 6,240,000 | 6,739,013 |
| MFHR (Greenview Gardens Apartments): 6%, 7/1/2023 | 475,000 | 464,935 |
| 6.25%, 7/1/2033 | 880,000 | 857,736 |
| Central Bucks School District 5%, 5/15/2022 (Insured; FGIC) | 580,000 | 616,389 |
| Charleroi Area School Authority, School Revenue Zero Coupon, 10/1/2020 (Insured; FGIC) | 2,000,000 | 982,860 |
| Council Rock School District 5%, 11/15/2020 (Insured; MBIA) | 1,400,000 | 1,491,504 |
| Cumberland County Municipal Authority, College Revenue (Messiah College) 5.125%, 10/1/2015 (Insured; AMBAC) | 1,000,000 | 1,029,700 |
| Dauphin County General Authority, Revenue (Office and Parking, Riverfront Office) 6%, 1/1/2025 | 3,000,000 | 2,744,460 |
| Dover Area School District, GO 5.375%, 4/1/2018 (Insured; FGIC) | 2,195,000 | 2,429,514 |
| Ephrata Area School District, GO 5%, 3/1/2020 (Insured; FGIC) | 4,500,000 | 4,833,630 |
| Harrisburg Authority, Office and Parking Revenue 6%, 5/1/2019 (Prerefunded 5/1/2008) | 2,000,000 [a] | 2,175,900 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Harrisburg Redevelopment Authority, Revenue: | | |
| Zero Coupon, 5/1/2018 (Insured; FSA) | 2,750,000 | 1,524,077 |
| Zero Coupon, 11/1/2018 (Insured; FSA) | 2,750,000 | 1,489,895 |
| Zero Coupon, 11/1/2019 (Insured; FSA) | 2,750,000 | 1,411,740 |
| Zero Coupon, 5/1/2020 (Insured; FSA) | 2,750,000 | 1,369,582 |
| Zero Coupon, 11/1/2020 (Insured; FSA) | 2,500,000 | 1,216,475 |
| Health Care Facilities Authority of Sayre, Revenue (Guthrie Health Issue): | | |
| 5.85%, 12/1/2020 | 3,000,000 | 3,244,350 |
| 5.75%, 12/1/2021 | 4,750,000 | 5,094,138 |
| Jim Thorpe Area School District, GO: | | |
| 5%, 3/15/2017 (Insured; FSA) | 1,000,000 | 1,088,300 |
| 5%, 3/15/2018 (Insured; FSA) | 1,410,000 | 1,530,654 |
| Kennett Consolidated School District, GO: | | |
| 5.25%, 2/15/2017 (Insured; FGIC) | 1,440,000 | 1,579,637 |
| 5.25%, 2/15/2018 (Insured; FGIC) | 1,895,000 | 2,078,758 |
| 5.25%, 2/15/2020 (Insured; FGIC) | 1,000,000 | 1,095,560 |
| Lancaster Area Sewer Authority, Sewer Revenue 5%, 4/1/2021 (Insured; FGIC) | 4,725,000 [b] | 5,075,453 |
| Lower Macungie Township 5.65%, 5/1/2020 (Prerefunded 5/1/2005) | 900,000 [a] | 900,162 |
| McKeesport Area School District, GO Zero Coupon, 10/1/2021 (Insured; AMBAC) | 3,455,000 | 1,607,473 |
| Monroe County Hospital Authority, HR (Pocono Medical Center) 5.50%, 1/1/2022 (Insured; Radian) | 1,455,000 | 1,554,376 |
| Monroeville Municipal Authority, Sanitary Sewer Revenue 5.25%, 12/1/2016 (Insured; MBIA) | 1,095,000 | 1,209,033 |
| Montgomery County Higher Education and Health Authority, First Mortgage Revenue (AHF/Montgomery Inc. Project) 10.50%, 9/1/2020 | 2,615,000 | 2,635,005 |
| Mount Lebanon School District, GO: | | |
| 5%, 2/15/2018 (Insured; MBIA) | 1,735,000 | 1,870,087 |
| 5%, 2/15/2019 (Insured; MBIA) | 2,870,000 | 3,090,473 |
| North Allegheny School District: | | |
| 5%, 11/1/2014 (Insured; FGIC) | 460,000 | 504,776 |
| 5.05%, 11/1/2021 (Insured; FGIC) | 1,455,000 | 1,555,497 |
| Northampton County General Purpose Authority, County Agreement Revenue 5.125%, 10/1/2020 (Insured; FSA) | 2,225,000 | 2,396,147 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Northampton County Industrial Development Authority, Mortgage Revenue (Moravian Hall Square Project) 5%, 7/1/2017 (Insured; Radian) | 1,890,000 | 1,986,919 |
| North Schuylkill School District, Schuykill and Columbia Counties, GO 5%, 11/15/2028 (Insured; FGIC) | 635,000 | 663,131 |
| Pennridge School District 5%, 2/15/2021 (Insured; MBIA) | 1,000,000 | 1,075,000 |
| Pennsylvania Finance Authority, Guaranteed Revenue (Penn Hills Project): | | |
| 5.45%, 12/1/2019 (Insured; FGIC) | 2,170,000 | 2,388,584 |
| 5.45%, 12/1/2019 (Insured; FGIC) (Prerefunded 12/1/2010) | 445,000 [a] | 496,215 |
| Zero Coupon, 12/1/2022 (Insured; FGIC) | 1,200,000 | 521,916 |
| Zero Coupon, 12/1/2023 (Insured; FGIC) | 3,790,000 | 1,557,955 |
| Zero Coupon, 12/1/2024 (Insured; FGIC) | 3,790,000 | 1,471,619 |
| Zero Coupon, 12/1/2025 (Insured; FGIC) | 3,790,000 | 1,389,338 |
| Pennsylvania Higher Educational Facilities Authority, Revenue: | | |
| (State Higher Education System): | | |
| 5%, 6/15/2019 (Insured; AMBAC) | 560,000 | 600,740 |
| 5%, 6/15/2020 (Insured; AMBAC) | 1,915,000 | 2,033,041 |
| (UPMC Health System) 6%, 1/15/2022 | 5,000,000 | 5,538,850 |
| Pennsylvania Housing Finance Agency: | | |
| 5%, 4/1/2016 | 2,000,000 | 2,084,600 |
| Single Family Mortgage 5.10%, 10/1/2020 | 5,000,000 | 5,183,200 |
| Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program): | | |
| 5.25%, 6/15/2015 (Insured; FGIC) | 1,000,000 | 1,071,720 |
| 5.50%, 6/15/2016 (Insured; FGIC) | 2,750,000 | 2,829,448 |
| 5%, 6/15/2018 (Insured; FGIC) | 5,580,000 | 5,907,044 |
| Pennsylvania Public School Building Authority, Revenue: | | |
| (Central Montgomery County Area): | | |
| 5.25%, 5/15/2017 (Insured; FGIC) | 1,055,000 | 1,164,087 |
| 5.25%, 5/15/2018 (Insured; FGIC) | 1,110,000 | 1,221,755 |
| (Marple Newtown School District Project) | | |
| 5%, 3/1/2019 (Insured; MBIA) | 3,680,000 | 3,951,805 |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Revenue: | | |
| 5.25%, 12/1/2018 (Insured; AMBAC) | 3,780,000 | 4,036,133 |
| 5.25%, 12/1/2018 (Insured; AMBAC) | 2,740,000 | 2,946,432 |
| 5%, 12/1/2023 (Insured; AMBAC) | 425,000 | 450,657 |

STATEMENT OF INVESTMENTS *(continued)*

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Philadelphia Authority for Industrial Development, LR 5.50%, 10/1/2015 (Insured; FSA) | 2,870,000 | 3,210,813 |
| Philadelphia Gas Works, Revenue (1998 General Ordinance-4th Series) 5.25%, 8/1/2022 (Insured; FSA) | 2,000,000 | 2,154,360 |
| Philadelphia Hospitals and Higher Education Facilities Authority, Revenue (Jefferson Health System) 5%, 5/15/2011 | 2,000,000 | 2,092,660 |
| Philadelphia Housing Authority, Capital Fund Program Revenue 5%, 12/1/2021 (Insured; FSA) | 1,685,000 | 1,787,650 |
| Philadelphia Redevelopment Authority, Revenue (Neighborhood Transformation) 5.50%, 4/15/2018 (Insured; FGIC) | 3,600,000 | 3,990,924 |
| Philadelphia Water and Wastewater, Revenue: | | |
| 5.60%, 8/1/2018 (Insured; MBIA) | 800,000 | 824,656 |
| 5.60%, 8/1/2018 (Insured; MBIA) | 4,805,000 | 4,932,236 |
| Pittsburgh 5.50%, 9/1/2013 (Insured; AMBAC) (Prerefunded 9/1/2007) | 2,580,000 [a] | 2,731,240 |
| Schuylkill County Industrial Development Authority, Revenue (Charity Obligation Group) 5%, 11/1/2014 | 1,495,000 | 1,568,360 |
| Scranton School District (Notes): | | |
| 5%, 4/1/2018 (Insured; MBIA) | 1,390,000 | 1,488,704 |
| 5%, 4/1/2019 (Insured; MBIA) | 2,710,000 | 2,902,437 |
| South Side Area School District, GO 5.25%, 6/1/2015 (Insured; FGIC) | 2,080,000 | 2,254,117 |
| Southeastern Pennsylvania Transportation Authority, Special Revenue 5.375%, 3/1/2017 (Insured; FGIC) | 3,000,000 | 3,182,940 |
| Spring-Ford Area School District 5%, 4/1/2021 (Insured; FSA) | 1,015,000 | 1,077,707 |
| State Public School Building Authority: | | |
| School LR (Daniel Boone Area School District Project): | | |
| 5%, 4/1/2018 (Insured; MBIA) | 1,040,000 | 1,121,630 |
| 5%, 4/1/2019 (Insured; MBIA) | 1,070,000 | 1,152,850 |
| 5%, 4/1/2020 (Insured; MBIA) | 1,100,000 | 1,184,700 |
| School Revenue (Tuscarora School District Project) | | |
| 5%, 4/1/2023 (Insured; FSA) | 750,000 | 802,575 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| University Area Joint Authority, Sewer Revenue: | | |
| 5%, 11/1/2017 (Insured; MBIA) | 1,660,000 | 1,787,936 |
| 5%, 11/1/2018 (Insured; MBIA) | 2,010,000 | 2,162,499 |
| Upper Merion Area School District, GO: | | |
| 5.25%, 2/15/2018 | 1,785,000 | 1,960,608 |
| 5.25%, 2/15/2021 | 1,000,000 | 1,096,970 |
| Washington County Industrial Development Authority, PCR (West Pennsylvania Power Co. Mitchell) | | |
| 6.05%, 4/1/2014 (Insured; AMBAC) | 3,000,000 | 3,068,040 |
| **Total Long-Term Municipal Investments** (cost $169,556,831) | | **179,109,988** |

| Short-Term Municipal Investments—4.0% | | |
|---|---|---|
| Geisinger Authority, Health System Revenue, VRDN (Geisinger Health System) 3.05% | 1,500,000 c | 1,500,000 |
| The Hospitals and Higher Education Facilities Authority of Philadelphia, HR, VRDN (The Children's Hospital of Philadelphia Project) 3.05% | 6,000,000 c | 6,000,000 |
| **Total Short-Term Municipal Investments** (cost $7,500,000) | | **7,500,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $177,056,831) | **99.5%** | **186,609,988** |
| **Cash and Receivables (Net)** | **.5%** | **944,909** |
| **Net Assets** | **100.0%** | **187,554,897** |

STATEMENT OF INVESTMENTS *(continued)*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **HR** | Hospital Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **LR** | Lease Revenue |
| **FSA** | Financial Security Assurance | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **GNMA** | Government National Mortgage Association | **MFHR** | Multi-Family Housing Revenue |
| **GO** | General Obligation | **PCR** | Pollution Control Revenue |
| | | **VRDN** | Variable Rate Demand Notes |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 74.5 |
| AA | | Aa | | AA | 9.9 |
| A | | A | | A | 7.4 |
| BBB | | Baa | | BBB | 1.3 |
| F1 | | MIG1/P1 | | SP1/A1 | 4.0 |
| Not Rated[d] | | Not Rated[d] | | Not Rated[d] | 2.9 |
| | | | | | **100.0** |

† *Based on total investments.*

a *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities payable on demand. Variable interest rate—subject to periodic change.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

e *At April 30, 2005, 28.2% of the fund's net assets are insured by FGIC.*

*See notes to financial statements.*

## STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 177,056,831 | 186,609,988 |
| Cash | | 4,065,286 |
| Interest receivable | | 2,116,189 |
| Receivable for shares of Beneficial Interest subscribed | | 33,986 |
| Prepaid expenses | | 9,547 |
| | | **192,834,996** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 136,493 |
| Payable for investment securities purchased | | 5,038,010 |
| Payable for shares of Beneficial Interest redeemed | | 64,551 |
| Accrued expenses | | 41,045 |
| | | **5,280,099** |
| **Net Assets ($)** | | **187,554,897** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 182,367,790 |
| Accumulated net realized gain (loss) on investments | | (4,366,050) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 9,553,157 |
| **Net Assets ($)** | | **187,554,897** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 155,436,026 | 29,279,500 | 2,839,371 |
| Shares Outstanding | 9,600,419 | 1,810,109 | 175,278 |
| **Net Asset Value Per Share ($)** | **16.19** | **16.18** | **16.20** |

*See notes to financial statements.*

## STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **9,270,017** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,060,945 |
| Shareholder servicing costs–Note 3(c) | 648,362 |
| Distribution fees–Note 3(b) | 181,282 |
| Professional fees | 29,802 |
| Custodian fees | 24,685 |
| Registration fees | 22,070 |
| Prospectus and shareholders' reports | 15,389 |
| Trustees' fees and expenses–Note 3(d) | 6,096 |
| Loan commitment fees–Note 2 | 1,600 |
| Miscellaneous | 26,005 |
| **Total Expenses** | **2,016,236** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (7,152) |
| **Net Expenses** | **2,009,084** |
| **Investment Income–Net** | **7,260,933** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 623,430 |
| Net unrealized appreciation (depreciation) on investments | 4,248,480 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **4,871,910** |
| **Net Increase in Net Assets Resulting from Operations** | **12,132,843** |

*See notes to financial statements.*

## STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended April 30, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income–net | 7,260,933 | 8,373,517 |
| Net realized gain (loss) on investments | 623,430 | (2,975,028) |
| Net unrealized appreciation (depreciation) on investments | 4,248,480 | (1,662,831) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **12,132,843** | **3,735,658** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (6,088,970) | (6,900,638) |
| Class B shares | (1,075,841) | (1,341,564) |
| Class C shares | (84,431) | (97,354) |
| Net realized gain on investments: | | |
| Class A shares | – | (90,009) |
| Class B shares | – | (20,849) |
| Class C shares | – | (1,714) |
| **Total Dividends** | **(7,249,242)** | **(8,452,128)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 7,468,754 | 8,492,634 |
| Class B shares | 805,747 | 1,988,366 |
| Class C shares | 402,021 | 529,335 |
| Dividends reinvested: | | |
| Class A shares | 3,750,179 | 3,994,160 |
| Class B shares | 658,787 | 822,800 |
| Class C shares | 54,425 | 61,721 |
| Cost of shares redeemed: | | |
| Class A shares | (21,566,890) | (37,848,235) |
| Class B shares | (8,371,401) | (8,716,371) |
| Class C shares | (341,890) | (911,601) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(17,140,268)** | **(31,587,191)** |
| **Total Increase (Decrease) in Net Assets** | **(12,256,667)** | **(36,303,661)** |
| **Net Assets ($):** | | |
| Beginning of Period | 199,811,564 | 236,115,225 |
| **End of Period** | **187,554,897** | **199,811,564** |

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

|  | Year Ended April 30, | |
| --- | --- | --- |
|  | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 465,821 | 528,351 |
| Shares issued for dividends reinvested | 233,480 | 249,099 |
| Shares redeemed | (1,349,737) | (2,369,866) |
| **Net Increase (Decrease) in Shares Outstanding** | **(650,436)** | **(1,592,416)** |
| **Class B** [a] | | |
| Shares sold | 50,301 | 123,677 |
| Shares issued for dividends reinvested | 41,065 | 51,367 |
| Shares redeemed | (523,381) | (544,283) |
| **Net Increase (Decrease) in Shares Outstanding** | **(432,015)** | **(369,239)** |
| **Class C** | | |
| Shares sold | 24,846 | 32,804 |
| Shares issued for dividends reinvested | 3,385 | 3,850 |
| Shares redeemed | (21,359) | (56,416) |
| **Net Increase (Decrease) in Shares Outstanding** | **6,872** | **(19,762)** |

[a] *During the period ended April 30, 2005, 281,315 Class B shares representing $4,502,011 were automatically converted to 281,060 Class A shares and during the period ended April 30, 2004, 195,078 Class B shares representing $3,131,119 were automatically converted to 194,902 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.78 | 16.13 | 15.47 | 15.40 | 14.94 |
| Investment Operations: | | | | | |
| Investment income—net | .62[b] | .63[b] | .66[b] | .72[b] | .77 |
| Net realized and unrealized gain (loss) on investments | .41 | (.34) | .69 | .07 | .46 |
| Total from Investment Operations | 1.03 | .29 | 1.35 | .79 | 1.23 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.62) | (.63) | (.66) | (.71) | (.77) |
| Dividends from net realized gain on investments | – | (.01) | (.03) | (.01) | (.00)[c] |
| Total Distributions | (.62) | (.64) | (.69) | (.72) | (.77) |
| Net asset value, end of period | 16.19 | 15.78 | 16.13 | 15.47 | 15.40 |
| **Total Return (%)[d]** | 6.62 | 1.78 | 8.86 | 5.18 | 8.37 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .95 | .94 | .94 | .93 | .92 |
| Ratio of net expenses to average net assets | .95 | .94 | .94 | .93 | .92 |
| Ratio of net investment income to average net assets | 3.86 | 3.92 | 4.16 | 4.60 | 5.02 |
| Portfolio Turnover Rate | 10.18 | 6.39 | 33.76 | 36.46 | 23.01 |
| Net Assets, end of period ($ x 1,000) | 155,436 | 161,796 | 191,003 | 190,173 | 188,473 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.57% to 4.60%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Amount represents less than $.01 per share.*

[d]  *Exclusive of sales charge.*

*See notes to financial statements.*

FINANCIAL HIGHLIGHTS *(continued)*

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class B Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.77 | 16.11 | 15.46 | 15.38 | 14.93 |
| Investment Operations: | | | | | |
| Investment income−net | .53[b] | .55[b] | .58[b] | .64[b] | .69 |
| Net realized and unrealized gain (loss) on investments | .42 | (.34) | .68 | .08 | .45 |
| Total from Investment Operations | .95 | .21 | 1.26 | .72 | 1.14 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.54) | (.54) | (.58) | (.63) | (.69) |
| Dividends from net realized gain on investments | − | (.01) | (.03) | (.01) | (.00)[c] |
| Total Distributions | (.54) | (.55) | (.61) | (.64) | (.69) |
| Net asset value, end of period | 16.18 | 15.77 | 16.11 | 15.46 | 15.38 |
| **Total Return (%)[d]** | 6.08 | 1.32 | 8.25 | 4.72 | 7.75 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.46 | 1.45 | 1.45 | 1.43 | 1.43 |
| Ratio of net expenses to average net assets | 1.46 | 1.45 | 1.45 | 1.43 | 1.43 |
| Ratio of net investment income to average net assets | 3.35 | 3.41 | 3.65 | 4.08 | 4.50 |
| Portfolio Turnover Rate | 10.18 | 6.39 | 33.76 | 36.46 | 23.01 |
| Net Assets, end of period ($ x 1,000) | 29,280 | 35,356 | 42,076 | 40,775 | 38,593 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.05% to 4.08%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Amount represents less than $.01 per share.

[d]  Exclusive of sales charge.

See notes to financial statements.

| | Year Ended April 30, | | | | |
| --- | --- | --- | --- | --- | --- |
| **Class C Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 15.79 | 16.14 | 15.48 | 15.40 | 14.95 |
| Investment Operations: | | | | | |
| Investment income—net | .50[b] | .51[b] | .54[b] | .60[b] | .66 |
| Net realized and unrealized gain (loss) on investments | .41 | (.34) | .69 | .09 | .45 |
| Total from Investment Operations | .91 | .17 | 1.23 | .69 | 1.11 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.50) | (.51) | (.54) | (.60) | (.66) |
| Dividends from net realized gain on investments | — | (.01) | (.03) | (.01) | (.00)[c] |
| Total Distributions | (.50) | (.52) | (.57) | (.61) | (.66) |
| Net asset value, end of period | 16.20 | 15.79 | 16.14 | 15.48 | 15.40 |
| **Total Return (%)[d]** | 5.83 | 1.03 | 8.07 | 4.48 | 7.49 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.69 | 1.68 | 1.67 | 1.66 | 1.67 |
| Ratio of net expenses to average net assets | 1.69 | 1.68 | 1.67 | 1.66 | 1.67 |
| Ratio of net investment income to average net assets | 3.11 | 3.18 | 3.44 | 3.83 | 4.23 |
| Portfolio Turnover Rate | 10.18 | 6.39 | 33.76 | 36.46 | 23.01 |
| Net Assets, end of period ($ x 1,000) | 2,839 | 2,659 | 3,036 | 3,568 | 2,355 |

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.80% to 3.83%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Amount represents less than $.01 per share.

[d] Exclusive of sales charge.

See notes to financial statements.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Pennsylvania Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $84,981, accumulated capital losses $4,366,050 and unrealized appreciation $9,605,796.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $1,479,213 of the carryover expires in fiscal 2011 and $2,886,837 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004 were as follows: tax exempt income $7,249,242 and $8,339,556 and ordinary income $0 and $112,572, respectively.

During the period ended April 30, 2005, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $11,691 and increased paid-in capital by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended April 30, 2005, the Distributor retained $5,461 from commissions earned on sales of the fund's Class A shares and $61,283 and $1 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $160,887 and $20,395, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $395,006, $80,443 and $6,799, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $101,830 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $84,390, Rule 12b-1 distribution plan fees $13,744 and shareholder services plan fees $38,359.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**26**

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $19,038,164 and $34,756,355, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $177,004,192; accordingly, accumulated net unrealized appreciation on investments was $9,605,796, consisting of $9,925,605 gross unrealized appreciation and $319,809 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to

NOTES TO FINANCIAL STATEMENTS *(continued)*

the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Pennsylvania Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

The Fund     **29**

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Pennsylvania residents, Pennsylvania personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

————————

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

————————

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

### Ernest Kafka (72)
### Board Member (1986)

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

——————————

### Nathan Leventhal (62)
### Board Member (1989)

*Principal Occupation During Past 5 Years:*
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

——————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

OFFICERS OF THE FUND (Unaudited) *(continued)*

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

**34**

NOTES

# For More Information

**Dreyfus Premier
State Municipal Bond Fund,
Pennsylvania Series**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0058AR0405

# Dreyfus Premier State Municipal Bond Fund, Texas Series

**ANNUAL REPORT** April 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Texas Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Douglas Gaylor.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Douglas Gaylor, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Texas Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 5.70% for Class A shares, 5.18% for Class B shares and 4.86% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Texas Municipal Debt Funds category, and the average total return for all funds reported in this category was 5.33% for the reporting period.[3]

Although higher interest rates and intensifying inflationary pressures caused short- and intermediate-term bonds to lose some of their value, longer-term municipal bond prices remained stable over the reporting period. The fund produced returns that were roughly in line with its Lipper category average, primarily due to its light exposure to short-term bonds and strong income from its seasoned holdings. The fund underperformed its benchmark, however, primarily because the Index contains bonds from many states, not just Texas, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

Short-term interest rates rose steadily as the Federal Reserve Board (the "Fed") moved away from its previously accommodative monetary policy as a stronger U.S. economy, recovering labor market and rising energy prices suggested that inflationary pressures might rise. In fact, the Fed raised the overnight federal funds rate at each of seven meetings of the Federal Open Market Committee between June 2004 and April 2005, driving short-term rates from 1% to 2.75%.

Historically, fixed-income securities across the full maturity spectrum have tended to lose value when the Fed tightens monetary policy. The reporting period proved to be different, with long-term bond prices remaining virtually unchanged while shorter-term bond prices declined. Longer-term bonds appeared to benefit from the Fed's unusual candor in signaling its intentions well ahead of actual policy changes, which removed a degree of uncertainty from the market.

Municipal bonds also benefited during the reporting period from better fiscal conditions for many issuers, including those in Texas. Higher tax revenues in the recovering economy and strong financial results from energy companies helped Texas maintain a healthy credit profile.

In this environment, the fund continued to enjoy higher levels of income from its core, seasoned holdings than are currently available from newly issued securities. In addition, the fund benefited from refunding activity among some of its holdings as issuers took advantage of low borrowing rates to refinance existing debt.

Finally, we successfully cushioned the eroding effects of higher interest rates by maintaining relatively light positions toward the shorter end of the fund's maturity range. Instead, we emphasized bonds in the 15- to 20-year range, where volatility proved to be relatively muted. However, some of the benefits of that focus were offset by the fund's relatively light holdings in the 20- to 30-year range, where returns were particularly attractive.

### What is the fund's current strategy?

Just days after the end of the reporting period, the Fed implemented its eighth consecutive rate hike, raising the federal funds rate to 3%. Most analysts believe that additional increases are likely. Accordingly, we have maintained a generally cautious investment posture designed to weather potential volatility until the Fed indicates that the current tightening cycle is finished.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Texas residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Texas Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

†   *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Texas Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*

*The fund invests primarily in Texas municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Texas municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 0.94% | 5.91% | 5.69% | |
| *without sales charge* | | 5.70% | 6.89% | 6.17% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | 1.18% | 6.04% | 5.85% | |
| *without redemption* | | 5.18% | 6.36% | 5.85% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | 8/15/95 | 3.86% | 6.08% | – | 5.32% |
| *without redemption* | 8/15/95 | 4.86% | 6.08% | – | 5.32% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Texas Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.19 | $ 6.68 | $ 7.92 |
| Ending value (after expenses) | $1,013.40 | $1,010.40 | $1,009.20 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.21 | $ 6.71 | $ 7.95 |
| Ending value (after expenses) | $1,020.63 | $1,018.15 | $1,016.91 |

† Expenses are equal to the fund's annualized expense ratio of .84% for Class A, 1.34% for Class B and 1.59% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—97.4% | Principal Amount ($) | Value ($) |
|---|---|---|
| Aledo Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 2/15/2014 | 1,225,000 | 850,664 |
| Austin, Utility System Revenue 5.125%, 11/15/2016 (Insured; FSA) | 1,110,000 | 1,162,990 |
| Austin Convention Enterprises Inc., Revenue (Convention Center Hotel) 6.60%, 1/1/2021 | 1,000,000 | 1,066,909 |
| Austin Independent School District (Permanent School Fund Guaranteed) 5.75%, 8/1/2015 | 1,000,000 | 1,035,409 |
| Barbers Hill Independent School District 5%, 2/15/2023 (Insured; AMBAC) | 540,000 | 572,584 |
| Castleberry Independent School District (Permanent School Fund Guaranteed) 5.70%, 8/15/2021 | 830,000 | 857,880 |
| Coastal Water Authority, Water Conveyance System 6.25%, 12/15/2017 (Insured; AMBAC) | 2,170,000 | 2,174,188 |
| Comal Independent School District (Permanent School Fund Guaranteed) 5%, 2/1/2018 | 1,305,000 | 1,399,652 |
| Corpus Christi: | | |
| (Hotel Occupancy) 5.50%, 9/1/2018 (Insured; FSA) | 1,955,000 | 2,177,264 |
| Utility System Revenue 5%, 7/15/2021 (Insured; FSA) | 1,000,000 | 1,060,760 |
| Del Mar College District 5.25%, 8/15/2017 (Insured; FGIC) | 1,295,000 | 1,422,609 |
| Denton Independent School District (Permanent School Fund Guaranteed) Zero Coupon, 8/15/2023 | 2,630,000 | 985,750 |
| El Paso Independent School District (Permanent School Fund Guaranteed) 5%, 8/15/2020 | 415,000 | 440,469 |
| Fort Worth General Purpose 5%, 3/1/2020 | 700,000 | 749,693 |
| Galveston County, Certificate Obligation 5.25%, 2/1/2018 (Insured; AMBAC) | 1,000,000 | 1,093,040 |
| Grape Creek-Pulliam Independent School District Public Facility Corp., School Facility LR 7.25%, 5/15/2021 (Prerefunded 5/15/2006) | 2,200,000 [a] | 2,343,022 |
| Houston, Certificate Obligation: | | |
| 5.625%, 3/1/2017 (Prerefunded 3/1/2011) | 550,000 [a] | 613,421 |
| 5.625%, 3/1/2017 | 300,000 | 333,036 |

| **Long-Term Municipal Investments (continued)** | Principal Amount ($) | Value ($) |
|---|---|---|
| Houston, Water & Sewer Systems Revenue: | | |
| 5%, 12/1/2018 (Insured; FSA) | 1,145,000 | 1,227,280 |
| Zero Coupon, 12/1/2019 (Insured; FSA) | 2,000,000 | 1,041,920 |
| Zero Coupon, 12/1/2019 (Insured; FSA) | 750,000 | 384,638 |
| Katy Independent School District (Permanent School Fund Guaranteed) 5.75%, 2/15/2020 (Prerefunded 2/15/2009) | 405,000 [a] | 444,872 |
| Lakeway Municipal Utility District Zero Coupon, 9/1/2013 (Insured; FGIC) | 1,850,000 | 1,322,824 |
| Laredo Independent School District Public Facility Corp. Lease Revenue: | | |
| (Series A) 5%, 8/1/2021 (Insured; AMBAC) | 1,000,000 | 1,043,210 |
| (Series F) 5%, 8/1/2021 (Insured; AMBAC) | 740,000 | 782,654 |
| 5%, 8/1/2029 (Insured; AMBAC) | 1,000,000 | 1,028,690 |
| Lubbock Electric Light and Power System 5%, 4/15/2018 (Insured; MBIA) | 505,000 | 537,022 |
| Lubbock Health Facilities Development Corporation, Revenue (Sears Plains Project) 5.50%, 1/20/2021 (Collateralized; GNMA) | 995,000 | 1,054,690 |
| Lubbock Housing Finance Corporation, MFHR (Las Colinas Quail Creek Apartments) 6%, 7/1/2022 | 1,175,000 | 1,204,775 |
| McKinney Independent School District (Permanent School Fund Guaranteed) 5.375%, 2/15/2019 (Prerefunded 2/15/2010) | 1,000,000 [a] | 1,098,950 |
| Mesquite Independent School District (Permanent School Fund Guaranteed): | | |
| 5.50%, 8/15/2019 | 1,045,000 | 1,163,169 |
| 5.50%, 8/15/2020 | 1,100,000 | 1,212,937 |
| North Central Health Facilities Development, Corporation Revenue (Zale Lipshy University Hospital Project) 5.45%, 4/1/2019 (Insured; FSA) | 2,000,000 | 2,086,200 |
| North Harris Montgomery Community College District 5.375%, 2/15/2017 (Insured; FGIC) | 1,000,000 | 1,096,930 |
| San Antonio: | | |
| 5%, 2/1/2016 | 495,000 | 517,260 |
| 5%, 2/1/2016 (Prerefunded 2/1/2008) | 5,000 [a] | 5,275 |
| Electric & Gas Revenue: | | |
| 5.50%, 2/1/2020 | 255,000 | 298,080 |
| 5.50%, 2/1/2020 (Prerefunded 2/1/2007) | 245,000 [a] | 258,005 |
| Water Revenue | | |
| 5.60%, 5/15/2021 (Insured; MBIA) | 1,500,000 | 1,567,590 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Schertz-Cibolo-Universal City Independent School District (Permanent School Fund Guaranteed) 5.25%, 8/1/2020 | 1,275,000 | 1,374,794 |
| Sharyland Independent School District (School Building) (Permanent School Fund Guaranteed) 5%, 2/15/2017 | 1,130,000 | 1,215,937 |
| South Texas Community College District 5%, 8/15/2017 (Insured; AMBAC) | 1,790,000 | 1,933,558 |
| Texas A & M University, Financing System Revenues 5.375%, 5/15/2014 (Prerefunded 5/15/2006) | 670,000 [a] | 688,325 |
| Texas Department of Housing & Community Affairs MFHR (Harbors and Plumtree) 6.35%, 7/1/2016 | 1,300,000 | 1,343,407 |
| Texas National Research Laboratory Commission Financing Corp., LR (Superconducting Super Collider Project) 6.95%, 12/1/2012 | 700,000 | 815,500 |
| Texas Water Development Board, Revenue State Revolving Fund 5.25%, 7/15/2017 | 1,500,000 | 1,536,780 |
| Tomball Hospital Authority, Revenue 6%, 7/1/2013 | 1,500,000 | 1,505,370 |
| Tyler Health Facility Development Corp., HR (East Texas Medical Center Regional Health): | | |
| 6.625%, 11/1/2011 | 555,000 | 557,747 |
| 6.75%, 11/1/2025 | 1,000,000 | 1,001,660 |
| Waxahachie Community Development Corp., Sales Tax Revenue: | | |
| Zero Coupon, 8/1/2020 (Insured; MBIA) | 1,430,000 | 638,795 |
| Zero Coupon, 8/1/2023 (Insured; MBIA) | 1,000,000 | 372,000 |
| **Total Long-Term Municipal Investments** (cost $50,525,026) | | **52,700,184** |

| Short-Term Municipal Investments—.9 % | | |
|---|---|---|
| Harris County Health Facilities Development Corp., Revenue, VRDN (Young Men's Christian Association) 3.05% (LOC; Bank One, Texas National Association) (cost $500,000) | 500,000 [b] | **500,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $51,025,026) | **98.3%** | **53,200,184** |
| **Cash and Receivables (Net)** | **1.7%** | **931,056** |
| **Net Assets** | **100.0%** | **54,131,240** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LOC** | Letter of Credit |
| | | **LR** | Lease Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **FSA** | Financial Security Assurance | | |
| **GNMA** | Government National Mortgage Association | **MFHR** | Multi-Family Housing Revenue |
| | | **VRDN** | Variable Rate Demand Notes |
| **HR** | Hospital Revenue | | |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 76.3 |
| AA | | Aa | | AA | 5.9 |
| A | | A | | A | 2.5 |
| BBB | | Baa | | BBB | 7.1 |
| BB | | Ba | | BB | 2.9 |
| F1 | | MIG1/P1 | | SP1/A1 | .9 |
| Not Rated[c] | | Not Rated[c] | | Not Rated[c] | 4.4 |
| | | | | | **100.0** |

[†]  Based on total investments.

[a]  Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

[b]  Security payable on demand. Variable interest rate—subject to periodic change.

[c]  Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 51,025,026 | 53,200,184 |
| Cash | | 241,330 |
| Interest receivable | | 725,349 |
| Receivable for shares of Beneficial Interest subscribed | | 35,576 |
| Prepaid expenses | | 7,329 |
| | | **54,209,768** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 30,881 |
| Payable for shares of Beneficial Interest redeemed | | 15,778 |
| Accrued expenses | | 31,869 |
| | | **78,528** |
| **Net Assets ($)** | | **54,131,240** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 51,704,808 |
| Accumulated net realized gain (loss) on investments | | 251,274 |
| Accumulated gross unrealized appreciation on investments | | 2,175,158 |
| **Net Assets ($)** | | **54,131,240** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---|---|---|
| Net Assets ($) | 48,867,630 | 3,239,719 | 2,023,891 |
| Shares Outstanding | 2,303,361 | 152,735 | 95,449 |
| **Net Asset Value Per Share ($)** | **21.22** | **21.21** | **21.20** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **2,774,053** |
| **Expenses:** | |
| Management fee–Note 3(a) | 309,168 |
| Shareholder servicing costs–Note 3(c) | 174,325 |
| Distribution fees–Note 3(b) | 40,832 |
| Professional fees | 25,832 |
| Registration fees | 20,579 |
| Custodian fees | 10,941 |
| Prospectus and shareholders' reports | 7,348 |
| Trustees' fees and expenses–Note 3(d) | 2,015 |
| Loan commitment fees–Note 2 | 402 |
| Miscellaneous | 14,256 |
| **Total Expenses** | **605,698** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (86,659) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (3,385) |
| **Net Expenses** | **515,654** |
| **Investment Income–Net** | **2,258,399** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 398,543 |
| Net unrealized appreciation (depreciation) on investments | 420,203 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **818,746** |
| **Net Increase in Net Assets Resulting from Operations** | **3,077,145** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
| --- | ---: | ---: |
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income—net | 2,258,399 | 2,429,937 |
| Net realized gain (loss) on investments | 398,543 | 670,374 |
| Net unrealized appreciation (depreciation) on investments | 420,203 | (1,873,856) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **3,077,145** | **1,226,455** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (2,017,304) | (2,107,742) |
| Class B shares | (154,461) | (239,184) |
| Class C shares | (86,634) | (79,468) |
| Net realized gain on investments: | | |
| Class A shares | (209,184) | (444,111) |
| Class B shares | (17,934) | (55,143) |
| Class C shares | (10,548) | (19,640) |
| **Total Dividends** | **(2,496,065)** | **(2,945,288)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 3,053,836 | 8,371,849 |
| Class B shares | 176,784 | 784,255 |
| Class C shares | 202,126 | 1,589,364 |
| Dividends reinvested: | | |
| Class A shares | 1,342,984 | 1,444,738 |
| Class B shares | 96,264 | 187,102 |
| Class C shares | 19,036 | 20,632 |
| Cost of shares redeemed: | | |
| Class A shares | (5,488,231) | (12,020,613) |
| Class B shares | (2,083,086) | (3,616,103) |
| Class C shares | (1,240,593) | (294,778) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(3,920,880)** | **(3,533,554)** |
| **Total Increase (Decrease) in Net Assets** | **(3,339,800)** | **(5,252,387)** |
| **Net Assets ($):** | | |
| Beginning of Period | 57,471,040 | 62,723,427 |
| **End of Period** | **54,131,240** | **57,471,040** |

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 144,268 | 390,423 |
| Shares issued for dividends reinvested | 63,336 | 67,429 |
| Shares redeemed | (259,787) | (559,548) |
| **Net Increase (Decrease) in Shares Outstanding** | **(52,183)** | **(101,696)** |
| **Class B[a]** | | |
| Shares sold | 8,359 | 36,211 |
| Shares issued for dividends reinvested | 4,543 | 8,728 |
| Shares redeemed | (98,210) | (169,573) |
| **Net Increase (Decrease) in Shares Outstanding** | **(85,308)** | **(124,634)** |
| **Class C** | | |
| Shares sold | 9,519 | 73,665 |
| Shares issued for dividends reinvested | 900 | 964 |
| Shares redeemed | (58,516) | (13,856) |
| **Net Increase (Decrease) in Shares Outstanding** | **(48,097)** | **60,773** |

[a] *During the period ended April 30, 2005, 49,458 Class B shares representing $1,049,208 were automatically converted to 49,442 Class A shares and during the period ended April 30, 2004, 98,537 Class B shares representing $2,105,233 were automatically converted to 98,521 Class A shares.*
*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 21.00 | 21.61 | 20.81 | 20.24 | 19.33 |
| Investment Operations: | | | | | |
| Investment income—net | .87[b] | .88[b] | .94[b] | .94[b] | .96 |
| Net realized and unrealized gain (loss) on investments | .31 | (.42) | .86 | .68 | .91 |
| Total from Investment Operations | 1.18 | .46 | 1.80 | 1.62 | 1.87 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.87) | (.88) | (.94) | (.94) | (.96) |
| Dividends from net realized gain on investments | (.09) | (.19) | (.06) | (.11) | – |
| Total Distributions | (.96) | (1.07) | (1.00) | (1.05) | (.96) |
| Net asset value, end of period | 21.22 | 21.00 | 21.61 | 20.81 | 20.24 |
| **Total Return (%)[c]** | 5.70 | 2.15 | 8.83 | 8.11 | 9.83 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.00 | .98 | .96 | .95 | .95 |
| Ratio of net expenses to average net assets | .84 | .85 | .85 | .85 | .85 |
| Ratio of net investment income to average net assets | 4.09 | 4.11 | 4.43 | 4.54 | 4.80 |
| Portfolio Turnover Rate | 10.47 | 24.64 | 15.82 | 32.62 | 12.69 |
| Net Assets, end of period ($ x 1,000) | 48,868 | 49,461 | 53,100 | 53,009 | 52,716 |

[a]  As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.51% to 4.54%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b]  Based on average shares outstanding at each month end.

[c]  Exclusive of sales charge.

See notes to financial statements.

| Class B Shares | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 20.99 | 21.60 | 20.80 | 20.24 | 19.32 |
| Investment Operations: | | | | | |
| Investment income—net | .76[b] | .77[b] | .83[b] | .83[b] | .86 |
| Net realized and unrealized gain (loss) on investments | .31 | (.42) | .86 | .67 | .92 |
| Total from Investment Operations | 1.07 | .35 | 1.69 | 1.50 | 1.78 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.76) | (.77) | (.83) | (.83) | (.86) |
| Dividends from net realized gain on investments | (.09) | (.19) | (.06) | (.11) | – |
| Total Distributions | (.85) | (.96) | (.89) | (.94) | (.86) |
| Net asset value, end of period | 21.21 | 20.99 | 21.60 | 20.80 | 20.24 |
| **Total Return (%)[c]** | 5.18 | 1.64 | 8.29 | 7.52 | 9.35 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.53 | 1.49 | 1.47 | 1.46 | 1.47 |
| Ratio of net expenses to average net assets | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | 3.60 | 3.62 | 3.92 | 4.04 | 4.30 |
| Portfolio Turnover Rate | 10.47 | 24.64 | 15.82 | 32.62 | 12.69 |
| Net Assets, end of period ($ x 1,000) | 3,240 | 4,997 | 7,835 | 6,994 | 6,557 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.00% to 4.04%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

*See notes to financial statements.*

| | | Year Ended April 30, | | | |
|---|---|---|---|---|---|
| Class C Shares | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 20.99 | 21.60 | 20.79 | 20.23 | 19.31 |
| Investment Operations: | | | | | |
| Investment income—net | .72[b] | .71[b] | .78[b] | .77[b] | .81 |
| Net realized and unrealized gain (loss) on investments | .29 | (.41) | .86 | .68 | .92 |
| Total from Investment Operations | 1.01 | .30 | 1.64 | 1.45 | 1.73 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.71) | (.72) | (.77) | (.78) | (.81) |
| Dividends from net realized gain on investments | (.09) | (.19) | (.06) | (.11) | – |
| Total Distributions | (.80) | (.91) | (.83) | (.89) | (.81) |
| Net asset value, end of period | 21.20 | 20.99 | 21.60 | 20.79 | 20.23 |
| **Total Return (%)**[c] | 4.86 | 1.37 | 8.06 | 7.25 | 9.02 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.76 | 1.73 | 1.74 | 1.73 | 1.72 |
| Ratio of net expenses to average net assets | 1.60 | 1.60 | 1.60 | 1.60 | 1.60 |
| Ratio of net investment income to average net assets | 3.35 | 3.32 | 3.61 | 3.76 | 4.01 |
| Portfolio Turnover Rate | 10.47 | 24.64 | 15.82 | 32.62 | 12.69 |
| Net Assets, end of period ($ x 1,000) | 2,024 | 3,013 | 1,788 | 632 | 365 |

[a] *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended April 30, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.72% to 3.76%. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Texas Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $23,281, undistributed capital gains $251,274 and unrealized appreciation $2,175,158.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $2,258,399 and $2,426,394, ordinary income $0 and $22,728 and long term capital gains $237,666 and $496,166, respectively.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

## NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2004 through April 30, 2005 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .85 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $86,659 during the period ended April 30, 2005.

During the period ended April 30, 2005, the Distributor retained $4,238 from commissions earned on sales of the fund's Class A shares and $16,757 and $1,114 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1%

of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $21,451 and $19,381, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $123,345, $10,726 and $6,460, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $24,089 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $24,389, Rule 12b-1 distribution plan fees $2,626, shareholders services plan fees $11,086, which are offset against an expense reimbursement currently in effect in the amount of $7,220.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $5,759,986 and $10,824,419, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $51,025,026; accordingly, accumulated gross unrealized appreciation on investments was $2,175,158.

## NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Texas Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Texas Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Texas Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
June 14, 2005

## IMPORTANT TAX INFORMATION <sub></sub>(Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended April 30, 2005:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular federal income tax, and for individuals who are Texas residents, not subject to taxation by Texas), and

—the fund hereby designates $.0893 per share as a long-term capital gain distribution paid on December 9, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Levcor International, Inc., an apparel fabric processor, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

---

**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)
- Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

---

**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

————————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier State
Municipal Bond Fund,
Texas Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0061AR0405

# Dreyfus Premier State Municipal Bond Fund, Virginia Series

**ANNUAL REPORT** April 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier State Municipal Bond Fund, Virginia Series, covering the 12-month period from May 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

The reporting period produced mixed results for most fixed-income securities. Although the Federal Reserve Board began to raise short-term interest rates in June 2004, longer-term bonds have remained remarkably resilient through 2004. Nonetheless, the first four months of 2005 saw heightened market volatility as higher interest rates and renewed inflationary pressures took their toll. These factors led to price erosion later in the reporting period among most municipal bonds, especially those with intermediate-term maturities.

Nonetheless, municipal bonds generally have held up well compared to previous periods of rising short-term interest rates, due in part to continued strong investor demand and a more moderate supply of newly issued securities. In our view, the tax-exempt bond market's relative strength represents yet another example of how a long-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

### How did Dreyfus Premier State Municipal Bond Fund, Virginia Series perform relative to its benchmark?

For the 12-month period ended April 30, 2005, the fund achieved total returns of 5.87% for Class A shares, 5.40% for Class B shares and 5.16% for Class C shares.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.81% for the same period.[2] In addition, the fund is reported in the Lipper Virginia Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the category was 5.72%.[3]

Long-term municipal bond prices remained surprisingly stable and shorter-term bond prices fell in a market environment characterized by rising interest rates and intensifying inflation concerns. The fund produced returns that were roughly in line with its Lipper category average, primarily due to its emphasis on longer-term securities and strong income from its core holdings of seasoned, higher-coupon bonds. However, the fund's returns were lower than its benchmark, primarily because the Index contains bonds from many states, not just Virginia, and does not reflect fund fees and expenses.

### What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax and Virginia state income tax without undue risk. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax and from Virginia state income tax. The fund invests at least 70% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 30% of its assets in municipal bonds rated below investment grade or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and a municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

### What other factors influenced the fund's performance?

When the reporting period began in the spring of 2004, fixed-income markets had experienced a bout of heightened volatility as investors responded to reports of strengthening labor markets and rising commodity prices. In late June 2004, these factors prompted the Federal Reserve Board (the "Fed") to implement its first increase of short-term interest rates in approximately four years. That initial rate hike was followed by six more over the course of the reporting period, driving the overnight federal funds rate from 1% to 2.75% by the end of April 2005.

Despite the Fed's "measured" moves away from its previously accommodative monetary policy, prices of longer-term bonds remained surprisingly stable even as short- and intermediate-term bond prices declined. In the closing months of the reporting period, however, inflationary pressures appeared to resurface, and heightened volatility returned to the fixed-income markets.

In addition, better fiscal conditions for Virginia and its municipalities benefited the fund's performance. Better-than-expected tax revenues in a recovering economy and reduced spending resulted in a balanced state budget, reducing Virginia's need to borrow to finance its operations. Consequently, the supply of newly issued Virginia bonds remained relatively sparse while investor demand stayed strong, helping to support tax-exempt bond prices.

In this market environment, we continued to position the fund relatively defensively to cushion the potentially eroding effects of rising interest rates. When making new purchases, we typically focused on callable, premium-priced bonds, which historically have held up relatively well during market downturns. In addition, we shifted assets from bonds with maturities in the five- to 10-year range to securities with 20- to 25-year maturities. By doing so, we successfully positioned the fund to benefit from narrower yield differences among bonds of various maturities as short-term yields rose and long-term yields remained relatively unchanged.

### What is the fund's current strategy?

Just days after the end of the reporting period, the Fed raised short-term interest rates for the eighth consecutive time, driving the federal funds rate to 3%. In addition, most analysts currently expect further rate hikes in the months ahead. Accordingly, we have continued to maintain a generally defensive investment posture, including an emphasis on higher-quality, callable, premium-priced bonds.

May 16, 2005

[1]  *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-Virginia residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3]  *Source: Lipper Inc.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series Class A shares and Class B shares and the Lehman Brothers Municipal Bond Index

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance.*

*The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier State Municipal Bond Fund, Virginia Series on 4/30/95 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.*

*The fund invests primarily in Virginia municipal securities and its performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses for Class A shares and Class B shares. The Index is not limited to investments principally in Virginia municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## Average Annual Total Returns *as of 4/30/05*

| | Inception Date | 1 Year | 5 Years | 10 Years | From Inception |
|---|---|---|---|---|---|
| **Class A shares** | | | | | |
| *with maximum sales charge (4.5%)* | | 1.10% | 5.05% | 5.24% | |
| *without sales charge* | | 5.87% | 6.03% | 5.73% | |
| **Class B shares** | | | | | |
| *with applicable redemption charge †* | | 1.40% | 5.18% | 5.41% | |
| *without redemption* | | 5.40% | 5.50% | 5.41% | |
| **Class C shares** | | | | | |
| *with applicable redemption charge ††* | 8/15/95 | 4.16% | 5.25% | – | 4.84% |
| *without redemption* | 8/15/95 | 5.16% | 5.25% | – | 4.84% |

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier State Municipal Bond Fund, Virginia Series from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.89 | $ 7.43 | $ 8.57 |
| Ending value (after expenses) | $1,012.90 | $1,011.00 | $1,009.80 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C |
|---|---|---|---|
| Expenses paid per $1,000† | $ 4.91 | $ 7.45 | $ 8.60 |
| Ending value (after expenses) | $1,019.93 | $1,017.41 | $1,016.27 |

† *Expenses are equal to the fund's annualized expense ratio of .98% for Class A, 1.49% for Class B, and 1.72% for Class C; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005

| Long-Term Municipal Investments—94.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Virginia—80.2%** | | |
| Alexandria, Consolidated Public Improvement 5.50%, 6/15/2017 (Prerefunded 6/15/2010) | 2,625,000 [a] | 2,948,137 |
| Alexandria Redevelopment and Housing Authority, Multi-Family Housing Mortgage Revenue (Buckingham Village Apartments) 6.125%, 7/1/2021 | 3,000,000 | 3,080,940 |
| Bristol, Utility System Revenue 5.25%, 7/15/2020 (Insured; MBIA) | 2,185,000 | 2,406,559 |
| Chesapeake, Public Improvement 5.50%, 12/1/2017 | 1,750,000 | 1,961,732 |
| Chesapeake Toll Road, Expressway Revenue 5.625%, 7/15/2019 | 1,250,000 | 1,338,500 |
| Danville Industrial Development Authority, HR (Danville Regional Medical Center) 5.25%, 10/1/2028 (Insured; AMBAC) | 1,500,000 | 1,693,455 |
| Dulles Town Center Community Development Authority, Special Assessment Tax (Dulles Town Center Project) 6.25%, 3/1/2026 | 2,985,000 | 3,072,968 |
| Fairfax County Water Authority, Water Revenue: | | |
| 5.50%, 4/1/2018 (Prerefunded 4/1/2010) | 1,655,000 [a] | 1,854,444 |
| 5.50%, 4/1/2019 (Prerefunded 4/1/2010) | 1,830,000 [a] | 2,050,533 |
| 5%, 4/1/2027 | 2,155,000 | 2,281,283 |
| Greater Richmond Convention Center Authority, Hotel Tax Revenue 5%, 6/15/2030 (Insured; MBIA) | 1,000,000 | 1,053,070 |
| Hampton, Public Improvement 5%, 2/1/2015 | 1,275,000 | 1,401,136 |
| Hampton Redevelopment and Housing Authority, First Mortgage Revenue (Olde Hampton Hotel Associates Project) 6.50%, 7/1/2016 | 1,400,000 | 1,376,438 |
| Industrial Development Authority of Albemarle County, HR (Martha Jefferson Hospital) 5.25%, 10/1/2015 | 1,445,000 | 1,560,008 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Virginia (continued)** | | |
| Industrial Development Authority of the County of Prince William, Revenue: | | |
| Educational Facilities (Catholic Diocese Arlington) 5.50%, 10/1/2033 | 1,000,000 | 1,050,580 |
| Hospital (Potomac Hospital Corp.) 6.85%, 10/1/2025 (Prerefunded 10/1/2005) | 1,000,000 [a] | 1,037,840 |
| Residential Care Facility, First Mortgage (Westminster Lake Ridge) 6.625%, 1/1/2026 | 1,000,000 | 1,012,510 |
| Industrial Development Authority of the County of Spotsylvania, Public Facility Revenue (Spotsylvania School Facilities Project) 5%, 2/1/2030 (Insured; AMBAC) | 1,500,000 | 1,577,520 |
| Industrial Development Authority of the Town of West Point, SWDR (Chesapeake Corp. Project) 6.375%, 3/1/2019 | 500,000 | 504,165 |
| Isle of Wight County Industrial Development Authority, Solid Waste Disposal Facilities Revenue (Union Camp Corp. Project) 6.10%, 5/1/2027 | 2,850,000 | 2,941,257 |
| Loudoun County Sanitation Authority, Water and Sewer Revenue 5%, 1/1/2033 | 2,000,000 | 2,105,660 |
| Prince William County Service Authority, Water and Sewer System Revenue 5%, 7/1/2032 | 2,000,000 | 2,106,660 |
| Richmond, Public Utility Revenue 5%, 1/15/2033 (Insured; FSA) | 1,000,000 | 1,038,300 |
| Richmond Metropolitan Authority, Expressway Revenue 5.25%, 7/15/2017 (Insured; FGIC) | 3,100,000 | 3,483,718 |
| Roanoke Industrial Development Authority, HR (Carilion Health System) 5.50%, 7/1/2021 (Insured; MBIA) | 2,500,000 | 2,712,200 |
| Upper Occoquan Sewer Authority, Regional Sewer Revenue 5%, 7/1/2014 (Insured; MBIA) | 1,000,000 | 1,110,550 |
| Virginia Beach, Public Improvement 5%, 5/1/2020 | 475,000 | 525,089 |

| Long-Term Municipal Investments (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **Virginia (continued)** | | |
| Virginia College Building Authority, Educational Facilities Revenue (Hampton University Project): | | |
| 5%, 4/1/2016 (Insured; AMBAC) | 915,000 [b] | 1,001,797 |
| 5%, 4/1/2025 (Insured; AMBAC) | 1,000,000 [b] | 1,062,620 |
| Virginia Commonwealth Transportation Board, Transportation Revenue (Northern Virginia Transportation District Program) | | |
| 5.25%, 5/15/2017 (Prerefunded 5/15/2009) | 1,570,000 [a] | 1,719,134 |
| Virginia Housing Development Authority, Multi-Family Housing | | |
| 5.95%, 5/1/2016 | 1,000,000 | 1,029,830 |
| Virginia Public Building Authority, Public Facilities Revenue | | |
| 5.75%, 8/1/2018 (Prerefunded 8/1/2010) | 2,700,000 [a] | 3,043,278 |
| Virginia Resource Authority, Clean Water Revenue State Revolving Fund | | |
| 5.375%, 10/1/2022 | 3,035,000 | 3,312,187 |
| Virginia State University, Virginia Commonwealth University, Revenue | | |
| 5.75%, 5/1/2021 (Prerefunded 5/1/2006) | 1,200,000 [a] | 1,259,616 |
| **U.S. Related—13.8%** | | |
| The Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue, Asset Backed Bonds | | |
| 6%, 7/1/2026 (Prerefunded 7/1/2010) | 1,500,000 [a] | 1,696,755 |
| Commonwealth of Puerto Rico: | | |
| 7.873%, 7/1/2012 (Insured; MBIA) | 2,950,000 [c,d] | 3,778,743 |
| (Public Improvement): | | |
| 5.50%, 7/1/2012 (Insured; MBIA) | 50,000 | 57,024 |
| 6%, 7/1/2026 (Prerefunded 7/1/2007) | 1,500,000 [a] | 1,622,085 |
| Virgin Islands Public Finance Authority, Revenue Gross Receipts Taxes Loan Note | | |
| 6.50%, 10/1/2024 | 3,000,000 | 3,416,310 |
| **Total Long-Term Investments** (cost $67,771,741) | | **72,284,631** |

| Short-Term Municipal Investments–4.4% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Virginia:** | | |
| Industrial Development Authority of Loudoun County, Multi-Modal Revenue, VRDN (Howard Hughes Medical Institute Issue) 3.10% | 1,000,000 e | 1,000,000 |
| Industrial Development Authority of the City of Richmond, Educational Facilities Revenue, VRDN (Church Schools in the Diocese of Virginia) 3.04% (LOC; Sun Trust Bank) | 1,400,000 e | 1,400,000 |
| Industrial Development Authority of the City of Roanoke, HR, VRDN (Carillion Health System Obligated Group) 3.05% | 1,000,000 e | 1,000,000 |
| **Total Short-Term Investments** (cost $3,400,000) | | **3,400,000** |
| **Total Investments** (cost $71,171,741) | **98.4%** | **75,684,631** |
| **Cash and Receivables (Net)** | **1.6%** | **1,249,071** |
| **Net Assets** | **100.0%** | **76,933,702** |

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **AMBAC** | American Municipal Bond Assurance Corporation | **LOC** | Letter of Credit |
| **FGIC** | Financial Guaranty Insurance Company | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **FSA** | Financial Security Assurance | **SWDR** | Solid Waste Disposal Revenue |
| **HR** | Hospital Revenue | **VRDN** | Variable Rate Demand Notes |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)† |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 49.9 |
| AA | | Aa | | AA | 24.1 |
| A | | A | | A | 3.4 |
| BBB | | Baa | | BBB | 10.2 |
| BB | | Ba | | BB | .7 |
| F1 | | MIG1/P1 | | SP1/A1 | 4.5 |
| Not Rated[f] | | Not Rated[f] | | Not Rated[f] | 7.2 |
| | | | | | **100.0** |

† *Based on total investments.*

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Purchased on a delayed delivery basis.*

[c] *Inverse floater security—the interest rate is subject to change periodically.*

[d] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, this security amounted to $3,778,743 or 4.9% of net assets.*

[e] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[f] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

|  | Cost | Value |
|---|---:|---:|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 71,171,741 | 75,684,631 |
| Cash | | 402,441 |
| Receivable for investment securities sold | | 1,963,342 |
| Interest receivable | | 999,323 |
| Receivable for shares of Beneficial Interest subscribed | | 16,254 |
| Prepaid expenses | | 8,335 |
| | | **79,074,326** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 55,620 |
| Payable for investment securities purchased | | 2,054,052 |
| Payable for shares of Beneficial Interest redeemed | | 166 |
| Accrued expenses | | 30,786 |
| | | **2,140,624** |
| **Net Assets ($)** | | **76,933,702** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 74,193,210 |
| Accumulated net realized gain (loss) on investments | | (1,772,398) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 4,512,890 |
| **Net Assets ($)** | | **76,933,702** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C |
|---|---:|---:|---:|
| Net Assets ($) | 66,155,154 | 7,464,621 | 3,313,927 |
| Shares Outstanding | 3,881,527 | 438,104 | 194,584 |
| **Net Asset Value Per Share ($)** | **17.04** | **17.04** | **17.03** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended April 30, 2005

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **3,820,301** |
| **Expenses:** | |
| Management fee–Note 3(a) | 432,774 |
| Shareholder servicing costs–Note 3(c) | 254,654 |
| Distribution fees–Note 3(b) | 66,689 |
| Professional fees | 26,575 |
| Registration fees | 23,334 |
| Custodian fees | 12,722 |
| Prospectus and shareholders' reports | 11,934 |
| Trustees' fees and expenses–Note 3(d) | 2,579 |
| Loan commitment fees–Note 2 | 652 |
| Miscellaneous | 12,919 |
| **Total Expenses** | **844,832** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (4,723) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (4,095) |
| **Net Expenses** | **836,014** |
| **Investment Income–Net** | **2,984,287** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | (79,117) |
| Net unrealized appreciation (depreciation) on investments | 1,544,890 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **1,465,773** |
| **Net Increase in Net Assets Resulting from Operations** | **4,450,060** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended April 30, | |
|---|---|---|
|  | 2005 | 2004 |
| **Operations ($):** | | |
| Investment income—net | 2,984,287 | 3,383,802 |
| Net realized gain (loss) on investments | (79,117) | 1,637,454 |
| Net unrealized appreciation (depreciation) on investments | 1,544,890 | (3,928,746) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **4,450,060** | **1,092,510** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (2,599,675) | (2,823,292) |
| Class B shares | (278,594) | (423,177) |
| Class C shares | (106,018) | (128,190) |
| **Total Dividends** | **(2,984,287)** | **(3,374,659)** |
| **Beneficial Interest Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 3,312,192 | 6,483,327 |
| Class B shares | 251,314 | 873,273 |
| Class C shares | 539,710 | 402,774 |
| Dividends reinvested: | | |
| Class A shares | 1,547,887 | 1,567,454 |
| Class B shares | 140,648 | 231,286 |
| Class C shares | 39,131 | 49,901 |
| Cost of shares redeemed: | | |
| Class A shares | (8,284,926) | (10,221,041) |
| Class B shares | (2,844,122) | (5,633,393) |
| Class C shares | (853,324) | (889,349) |
| **Increase (Decrease) in Net Assets from Beneficial Interest Transactions** | **(6,151,490)** | **(7,135,768)** |
| **Total Increase (Decrease) in Net Assets** | **(4,685,717)** | **(9,417,917)** |
| **Net Assets ($):** | | |
| Beginning of Period | 81,619,419 | 91,037,336 |
| **End of Period** | **76,933,702** | **81,619,419** |

| | Year Ended April 30, | |
| | 2005 | 2004 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 195,437 | 377,164 |
| Shares issued for dividends reinvested | 91,346 | 91,987 |
| Shares redeemed | (490,944) | (599,677) |
| **Net Increase (Decrease) in Shares Outstanding** | **(204,161)** | **(130,526)** |
| **Class B**[a] | | |
| Shares sold | 14,800 | 50,100 |
| Shares issued for dividends reinvested | 8,308 | 13,574 |
| Shares redeemed | (168,700) | (330,096) |
| **Net Increase (Decrease) in Shares Outstanding** | **(145,592)** | **(266,422)** |
| **Class C** | | |
| Shares sold | 32,145 | 23,338 |
| Shares issued for dividends reinvested | 2,310 | 2,933 |
| Shares redeemed | (50,343) | (52,146) |
| **Net Increase (Decrease) in Shares Outstanding** | **(15,888)** | **(25,875)** |

[a]  *During the period ended April 30, 2005, 79,703 Class B shares representing $1,350,947 were automatically converted to 79,691 Class A shares and during the period ended April 30, 2004, 126,307 Class B shares representing $2,162,588 were automatically converted to 126,263 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except porfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

|  | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class A Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 16.73 | 17.17 | 16.68 | 16.51 | 15.84 |
| Investment Operations: | | | | | |
| Investment income—net | .66[b] | .68[b] | .76[b] | .79[b] | .81 |
| Net realized and unrealized gain (loss) on investments | .31 | (.44) | .49 | .17 | .67 |
| Total from Investment Operations | .97 | .24 | 1.25 | .96 | 1.48 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.66) | (.68) | (.76) | (.79) | (.81) |
| Net asset value, end of period | 17.04 | 16.73 | 17.17 | 16.68 | 16.51 |
| **Total Return (%)[c]** | 5.87 | 1.39 | 7.64 | 5.86 | 9.54 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .99 | .97 | .96 | .94 | .93 |
| Ratio of net expenses to average net assets | .98 | .97 | .96 | .94 | .93 |
| Ratio of net investment income to average net assets | 3.88 | 3.99 | 4.49 | 4.68 | 4.99 |
| Portfolio Turnover Rate | 36.57 | 75.03 | 46.83 | 18.46 | 31.73 |
| Net Assets, end of period ($ x 1,000) | 66,155 | 68,341 | 72,390 | 72,249 | 68,144 |

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| Class B Shares | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 16.72 | 17.17 | 16.67 | 16.51 | 15.83 |
| Investment Operations: | | | | | |
| Investment income—net | .56[b] | .59[b] | .67[b] | .70[b] | .73 |
| Net realized and unrealized gain (loss) on investments | .33 | (.45) | .51 | .16 | .68 |
| Total from Investment Operations | .89 | .14 | 1.18 | .86 | 1.41 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.57) | (.59) | (.68) | (.70) | (.73) |
| Net asset value, end of period | 17.04 | 16.72 | 17.17 | 16.67 | 16.51 |
| **Total Return (%)[c]** | 5.40 | .82 | 7.17 | 5.26 | 9.05 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.51 | 1.48 | 1.46 | 1.45 | 1.44 |
| Ratio of net expenses to average net assets | 1.49 | 1.48 | 1.46 | 1.45 | 1.44 |
| Ratio of net investment income to average net assets | 3.37 | 3.48 | 3.98 | 4.17 | 4.48 |
| Portfolio Turnover Rate | 36.57 | 75.03 | 46.83 | 18.46 | 31.73 |
| Net Assets, end of period ($ x 1,000) | 7,465 | 9,761 | 14,593 | 16,265 | 19,035 |

[a] As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

See notes to financial statements.

| | Year Ended April 30, | | | | |
|---|---|---|---|---|---|
| **Class C Shares** | 2005 | 2004 | 2003 | 2002[a] | 2001 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 16.71 | 17.16 | 16.66 | 16.50 | 15.83 |
| Investment Operations: | | | | | |
| Investment income—net | .53[b] | .56[b] | .63[b] | .66[b] | .69 |
| Net realized and unrealized gain (loss) on investments | .32 | (.46) | .51 | .16 | .67 |
| Total from Investment Operations | .85 | .10 | 1.14 | .82 | 1.36 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.53) | (.55) | (.64) | (.66) | (.69) |
| Net asset value, end of period | 17.03 | 16.71 | 17.16 | 16.66 | 16.50 |
| **Total Return (%)[c]** | 5.16 | .58 | 6.92 | 5.01 | 8.75 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | 1.73 | 1.71 | 1.70 | 1.68 | 1.67 |
| Ratio of net expenses to average net assets | 1.72 | 1.71 | 1.70 | 1.68 | 1.67 |
| Ratio of net investment income to average net assets | 3.14 | 3.25 | 3.74 | 3.92 | 4.27 |
| Portfolio Turnover Rate | 36.57 | 75.03 | 46.83 | 18.46 | 31.73 |
| Net Assets, end of period ($ x 1,000) | 3,314 | 3,518 | 4,055 | 3,286 | 2,367 |

[a]  *As required, effective May 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. There was no effect of this change for the period ended April 30, 2002. Per share data and ratios/supplemental data for periods prior to May 1, 2001 have not been restated to reflect this change in presentation.*

[b]  *Based on average shares outstanding at each month end.*

[c]  *Exclusive of sales charge.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier State Municipal Bond Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company, and operates as a series company that offers eleven series including the Virginia Series (the "fund"). The fund's investment objective is to maximize current income exempt from federal and, where applicable, state income taxes, without undue risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B and Class C. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each Class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Trust accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $9,077, accumulated capital losses $1,772,398 and unrealized appreciation $4,512,890.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $602,434 expires in fiscal 2009, $151,002 expires in fiscal 2010, $939,845 expires in fiscal 2011 and $79,117 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were as follows: tax exempt income $2,984,287 and $3,374,659, respectively.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2005, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .55 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from May 1, 2004 through April 30, 2005 to reduce the management fee paid by the fund, if the fund's aggregate expenses, excluding Rule 12b-1 distribution plan fees, taxes, brokerage fees, commitment fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $4,723 during the period ended April 30, 2005.

During the period ended April 30, 2005, the Distributor retained $3,584 from commissions earned on sales of the fund's Class A shares and $17,717 and $619 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1%

of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2005, Class B and Class C shares were charged $41,350 and $25,339, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B and Class C shares were charged $167,594, $20,675 and $8,446, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30 2005, the fund was charged $33,113 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $34,796, Rule 12b-1 distribution plan fees $5,075 and shareholder services plan fees $15,749.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $28,404,168 and $38,277,783, respectively.

At April 30, 2005, the cost of investments for federal income tax purposes was $71,171,741; accordingly, accumulated net unrealized appreciation on investments was $4,512,890, consisting of $4,536,452 gross unrealized appreciation and $23,562 gross unrealized depreciation.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Trustees**
**Dreyfus Premier State Municipal Bond Fund, Virginia Series**

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier State Municipal Bond Fund, Virginia Series (one of the funds comprising Dreyfus Premier State Municipal Bond Fund) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier State Municipal Bond Fund, Virginia Series at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

New York, New York
June 14, 2005

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended April 30, 2005 as "exempt-interest dividends" (not subject to regular federal and, for individuals who are Virginia residents, Virginia personal income taxes).

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gain distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

**Joseph S. DiMartino (61)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

*No. of Portfolios for which Board Member Serves:* 193

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**Clifford L. Alexander, Jr. (71)**
**Board Member (1986)**

*Principal Occupation During Past 5 Years:*
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

*Other Board Memberships and Affiliations:*
• Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 66

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**Peggy C. Davis (62)**
**Board Member (1990)**

*Principal Occupation During Past 5 Years:*
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

*No. of Portfolios for which Board Member Serves:* 26

## Ernest Kafka (72)
## Board Member (1986)

*Principal Occupation During Past 5 Years:*
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present)
- Instructor, The New York Psychoanalytic Institute (1981-present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987-2002)

*No. of Portfolios for which Board Member Serves:* 26

————————

## Nathan Leventhal (62)
## Board Member (1989)

*Principal Occupation During Past 5 Years:*
- A management consultant for various non-profit organizations (May 2004-present)
- Chairman of the Avery-Fisher Artist Program (November 1997-present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984-December 2000)

*Other Board Memberships and Affiliations:*
- Movado Group, Inc., Director

*No. of Portfolios for which Board Member Serves:* 26

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Saul B. Klaman, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

**STEPHEN R. BYERS, Executive Vice President since November 2002.**

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

**STEVEN F. NEWMAN, Secretary since March 2000.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

**JANETTE E. FARRAGHER, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 12 investment companies (comprised of 23 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

**MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.**

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 193 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

**GREGORY S. GRUBER, Assistant Treasurer since March 2000.**

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

**KENNETH J. SANDGREN, Assistant Treasurer since November 2001.**

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Premier
State Municipal Bond Fund,
Virginia Series**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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